As filed with the Securities and Exchange Commission on November 6, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VOLKSWAGEN AUTO LEASE/LOAN

UNDERWRITTEN FUNDING, LLC

as depositor to the issuing entities described herein

VW CREDIT LEASING, LTD.

as issuing entity with respect to the Transaction SUBI Certificates

(Exact name of each registrant as specified in its charter)

Delaware	46-6540982 11-3650483
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-

Central Index Key Number of depositor: 0001182534

Central Index Key Number of sponsor: 0000833733

VW Credit, Inc.

(Exact name of sponsor as specified in its charter)

2200 Ferdinand Porsche Drive

Herndon, VA 20171

(703) 364-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin McDonald, Esq.

2200 Ferdinand Porsche Drive

Herndon, VA 20171

(703) 251-5107

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stuart M. Litwin

Amanda Baker

Mayer Brown LLP

71 S. Wacker Drive

Chicago, IL 60606

(312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Asset-Backed Notes	(2)	100%	(2)	(2)
Special Unit of Beneficial Interest Certificate (3)	(4)	(4)	(4)	(4)

(1)	Estimated for purposes of calculating the registration fee.
(2)

The registrant is registering an unspecified amount of Asset-Backed Notes as may from time to time be offered at unspecified prices and is deferring payment of all of the registration fees for any such Asset-Backed Notes in accordance with Rule 456(c) and Rule 457(s) of the Securities Act.

(3)

VW Credit Leasing, Ltd. will issue special units of beneficial interest (each, a “Transaction SUBI”) in specified assets of VW Credit Leasing, Ltd., including certain motor vehicle leases, the vehicles underlying these leases, and the related rights associated therewith. Each Transaction SUBI will be represented by a certificate (the “Transaction SUBI Certificate”), which will be transferred to the applicable Issuing Entity. Neither the Transaction SUBIs nor the Transaction SUBI Certificates are being offered to investors hereunder.

(4)	Not applicable.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell the notes described in this prospectus until we deliver a final prospectus. This prospectus is not an offer to sell these notes nor is it seeking an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated [    ]

PROSPECTUS

$[    ]

Volkswagen Auto Lease Trust 20[    ]-[    ]

Issuing Entity

Central Index Key Number: [    ]

Volkswagen Auto Lease/Loan Underwritten Funding, LLC	VW Credit, Inc.
Depositor Central Index Key Number: 0001182534	Sponsor and Servicer Central Index Key Number: 0000833733

You should carefully read the “risk factors” beginning on page 16 of this prospectus.

The notes are asset backed securities. The notes will be the sole obligation of the issuing entity only and will not be obligations of or guaranteed by VW Credit, Inc., VW Credit Leasing, Ltd., Volkswagen Auto Lease/Loan Underwritten Funding, LLC or any of their affiliates.

The following notes[(1)] are being offered by this prospectus:

	Principal Amount		Interest Rate		Final Scheduled Payment Date
Class A-1 Notes	$		%
Class A-2 Notes	$		%
Class A-3 Notes	$		%
Class A-4 Notes	$		[Benchmark	(2) + ]%
[Class B Notes]	$

Total	$

	Price to Public(3)		Underwriting Discount		Proceeds to the Depositor(4)
Per Class A-1 Note		%	%		%
Per Class A-2 Note		%	%		%
Per Class A-3 Note		%	%		%
Per Class A-4 Note		%	%		%
[Per Class B Note]		%	%		%
Total	$		$		$

[(1)	All or a portion of one or more classes of notes may be initially retained by the depositor or an affiliate thereof.]
[(2)

The interest rate on the [Class A-4] notes will accrue interest at a floating rate based on a benchmark plus a spread. The benchmark initially will be one-month LIBOR. However, the benchmark may change in certain situations. If the sum of the benchmark plus the applicable spread is less than 0.00% for any interest period, then the interest rate for the [Class A-4] notes will be deemed to be 0.00%. For a description of how one-month LIBOR is determined and the circumstances under which the benchmark may change, see “The Notes—Payments of Interest” in this prospectus.]

(3)	Plus accrued interest, if any, from [ ].
(4)	The proceeds to the depositor exclude expenses, estimated at [ ].
[([ ])	The interest rate for each class of notes will be a fixed rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]
[([ ])

The allocation of the initial principal amount between the Class A-4-A notes and Class A-4-B notes will be determined at the time of pricing. The depositor expects that the initial principal amount of the Class A-4-B notes will not exceed $[    ].

•

The notes are payable solely from the assets of the issuing entity, which consist primarily of a special unit of beneficial interest, or “SUBI”, in a pool of retail automobile leases and the related Volkswagen and Audi leased vehicles, payments due on the lease contracts, proceeds from the sale of the leased vehicles, [payments due under an interest rate [swap][cap] agreement] [and funds on deposit in the reserve account]. [A portion of the leases and leased vehicles may be allocated to the issuing entity’s SUBI subsequent to the closing date during the funding period described in this prospectus using amounts deposited in a pre-funding account on the closing date]. [[_____] will be the counterparty to the interest rate [swap][cap] agreement.]

•	The issuing entity will pay interest and principal on the notes on the [__] day of each month, or, if the [__] is not a business day, the next business day, starting on [_____].

•

Credit enhancement for the notes offered hereby will consist of [a reserve account with an initial deposit of $[___],] [the risk retention reserve account with a deposit on the closing date of $[__],] [subordinated certificates,] [overcollateralization in an initial amount of $[__],] [and, in the case of the Class A notes, by subordination of certain payments to the Class B noteholders]. The certificates are not being offered hereby.

•

The issuing entity will issue the notes described in the table above. The issuing entity will also issue [certificates][a certificate] that represent fractional undivided interests in the issuing entity, will not bear interest, and are not being offered hereby. [One or more classes of notes may be retained by Volkswagen Auto Lease/Loan Underwritten Funding, LLC or conveyed to affiliates of Volkswagen Auto Lease/Loan Underwritten Funding, LLC.] [As described in “Summary—Credit Risk Retention,” Volkswagen Auto Lease/Loan Underwritten Funding, LLC will retain or convey to its affiliates a portion of each class of notes equal to 5% of the initial principal amount of that class.]

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Asset-Backed Notes	$[•]	100%	$[•]	$[•]
Special Unit of Beneficial Interest Certificate (3)	(4)	(4)	(4)	(4)

(1)	Estimated solely for the purpose of calculating the registration fee.
[(2)

[$[•] has been previously paid.] [Pursuant to Rule 456(c) of the General Rules and Regulations under the Securities Act of 1933, as amended, the registration fee for the asset-backed notes offered hereby is paid herewith.]

(3)

VW Credit Leasing, Ltd. will issue a special unit of beneficial interest (the “Transaction SUBI”) in specified assets of VW Credit Leasing, Ltd., including certain motor vehicle leases, the vehicles underlying these leases, and the related rights associated therewith. The Transaction SUBI will be represented by a certificate (the “Transaction SUBI Certificate”), which will be transferred to the issuing entity. Neither the Transaction SUBI nor the Transaction SUBI Certificate is being offered to investors hereunder.

(4)	Not applicable.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[UNDERWRITERS]

The date of this prospectus is [_____] [__], 20[__].

i

(continued)

(continued)

(continued)

CAPITALIZED TERMS

The capitalized terms used in this prospectus, unless defined elsewhere in this prospectus, have the meanings set forth in the glossary at the end of this prospectus.

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity and the notes offered by this prospectus.

You should rely only on the information contained in this prospectus, or information expressly incorporated by reference into this prospectus, including all appendices hereto. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the notes in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on the front cover page.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•

Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page [___] of this prospectus.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain at no cost a paper copy of this prospectus from the depositor or from the underwriters.

In this prospectus, the terms “we,” “us” and “our” refer to Volkswagen Auto Lease/Loan Underwritten Funding, LLC.

WHERE YOU CAN FIND MORE INFORMATION

Volkswagen Auto Lease/Loan Underwritten Funding, LLC, as depositor, has filed a registration statement with the Securities and Exchange Commission (the “SEC”) relating to the notes. This prospectus is a part of our registration statement. This prospectus does not contain all of the information in our registration statement. For further information, please see our registration statement and the accompanying exhibits which we have filed with the SEC. This prospectus summarizes certain contracts and/or other documents. For further information, please see the copy of the contract or other document filed as an exhibit to the registration statement. Annual reports on Form 10-K, distribution reports on Form 10-D, current reports on Form 8-K and amendments to those reports will be prepared, signed and filed with the SEC by the depositor or the servicer on behalf of the issuing entity. You can obtain copies of the registration statement free of charge upon written request to VW Credit, Inc., 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171. In addition, the SEC also maintains a site on the World Wide Web at http//www.sec.gov at which users can view and download copies of reports, proxy and information statements and other information filed electronically through the EDGAR system. Our SEC filings may be located by using the SEC Central Index Key (CIK) for the depositor, 0001182534. For purposes of any electronic version of this prospectus, the preceding uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this URL was inactive at the time we created any electronic version of this prospectus.

v

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the most recently filed information rather than contradictory information included in this prospectus. Information that will be incorporated by reference will be filed under the name of the issuing entity.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing us at Volkswagen Auto Lease/Loan Underwritten Funding, LLC, 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171 or calling us at (703) 364-7000.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly servicing reports containing information concerning the issuing entity, the notes and the leases and leased vehicles will be prepared by VW Credit, Inc. (“VW Credit”) and sent on behalf of the issuing entity to the indenture trustee, who will forward the same to Cede & Co., as nominee of the Depository Trust Company (“DTC”).

Owners of the notes may receive the reports by submitting a written request to the [indenture trustee]. In the written request you must state that you are an owner of notes and you must include payment for expenses associated with the distribution of the reports. [The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [_____]. The indenture trustee will forward a hard copy of the reports to each noteholder promptly after it becomes aware that the reports are not accessible on its Internet website. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [_____]. The indenture trustee is obligated to notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.]

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. VW Credit, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the SEC all required annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Volkswagen Auto Lease Trust 20[__]-[__]” and file number [___].

NOTICE TO INVESTORS: UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO (1) PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO QUALIFY AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR (2) PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.”) OF THE ORDER OR (3) ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM.

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UNITED KINGDOM AND NO ONE IN THE UNITED KINGDOM FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY BE UNLAWFUL.

NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA AND UNITED KINGDOM

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE PROSPECTUS REGULATION (AS DEFINED BELOW). THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA OR IN THE UNITED KINGDOM (EACH, A “RELEVANT STATE”) WILL BE MADE ONLY TO A PERSON OR LEGAL ENTITY QUALIFYING AS A QUALIFIED INVESTOR AS DEFINED IN THE PROSPECTUS REGULATION (A “QUALIFIED INVESTOR”). ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN A RELEVANT STATE OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN A RELEVANT STATE TO ANY PERSON OR LEGAL ENTITY OTHER THAN A QUALIFIED INVESTOR. THE EXPRESSION “PROSPECTUS REGULATION” MEANS REGULATION (EU) 2017/1129 (AS AMENDED).

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN A RELEVANT STATE. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR. CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN A RELEVANT STATE HAS BEEN PREPARED, AND THEREFORE, OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN A RELEVANT STATE MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

•	The special unit of beneficial interest, or SUBI, represents a beneficial interest in specific Origination Trust assets.
•	The SUBI represents a beneficial interest in a pool of closed-end Volkswagen and Audi vehicle leases and the related Volkswagen and Audi leased vehicles.
•

The UTI represents Origination Trust assets not allocated to the SUBI or any other special unit of beneficial interest similar to the SUBI and the issuing entity has no rights in the UTI, the UTI assets or the assets related to any other SUBI of the Origination Trust.

Flow of Funds*

(Prior to an Acceleration after an Indenture Default)

*	For more information regarding priority of payments, see “Description of the Transaction Documents – Priority of Payments.”

SUMMARY OF TERMS

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of the offering.

THE PARTIES1

Issuing Entity/Trust

Volkswagen Auto Lease Trust 20[__]-[__], a Delaware [statutory trust], will be the “issuing entity” of the notes. The principal asset of the issuing entity will be the beneficial interest in a pool of closed-end, retail automobile leases, the related new [and used] Volkswagen and Audi leased vehicles and related assets.

Depositor

Volkswagen Auto Lease/Loan Underwritten Funding, LLC, a Delaware limited liability company and a wholly owned special purpose subsidiary of VW Credit, is the “depositor” of the issuing entity and the seller of the beneficial interest in the pool of leases and related leased vehicles to the issuing entity. The depositor will be the initial holder of the issuing entity’s certificate, which represents the residual interest in the issuing entity.

You may contact the depositor by mail at 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171, or by calling (703) 364-7000.

Servicer/Sponsor

VW Credit, Inc., a Delaware corporation, referred to as “VW Credit” or the “servicer,” will service the pool of leases and related leased vehicles owned by the origination trust and beneficially held by the issuing entity and is the “sponsor” of the transaction described in this prospectus. The servicer will be entitled to receive a servicing fee for each collection

*	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party.

period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [1.00]%; (2) one-twelfth (or, in the case of the first payment date, [one-sixth]); and (3) the aggregate securitization value of the leases and related leased vehicles as of the first day of the related collection period (or as of the cutoff date, in the case of the first collection period). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account; [provided, however, that available funds from the risk retention reserve account may not be used for this purpose so long as the servicer is VW Credit or an affiliate of VW Credit.]

Origination Trust

VW Credit Leasing, Ltd., a Delaware statutory trust, is the “origination trust.” Motor vehicle dealers in the Volkswagen and Audi network of dealers have assigned closed-end retail lease contracts and the related leased vehicles to the origination trust.

Administrator

VW Credit will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity.

Trustees

[_____], a [national banking association], will be the “indenture trustee.”

[_____], a [Delaware banking corporation], will be the “owner trustee.”

[_____], a [national banking association], is the “UTI trustee,” [“SUBI trustee”] and “administrative trustee” of the origination trust.

[_____], a [Delaware trust company], is the “Delaware trustee” of the origination trust.

The UTI trustee, administrative trustee, SUBI trustee and Delaware trustee are each referred to in this prospectus as an “origination trustee” and, collectively, as the “origination trustees.”

The indenture trustee, the owner trustee and the origination trustees are collectively referred to as the “trustees.”

[[Swap] [Cap] Counterparty]

[[_____], a [_____], will be the “[swap][cap] counterparty.”] [insert disclosure required by Item 1115 of Regulation AB].

Asset Representations Reviewer

[        ], a [        ], will be the “asset representations reviewer”.

THE OFFERED NOTES

The issuing entity will issue and offer the following notes:

Class of Notes[(1)]	Principal Amount	Interest Rate		Final Scheduled Payment Date
Class A-1	$	%
Class A-2	$	%
Class A-3	$	%
Class A-4	$	[Benchmark +	] %
[Class B	$	%	]

[(1)	All or a portion of one or more classes of notes may be initially retained by the depositor or an affiliate thereof.]
[(2)

The [Class A-4] notes will accrue interest at a floating rate based on a benchmark plus a spread. The benchmark initially will be one-month LIBOR. However, the benchmark may change in certain situations. If the sum of the benchmark plus the applicable spread is less than 0.00% for any interest period, then the interest rate for the [Class A-4] notes will be deemed to be 0.00%. For a description of how one-month LIBOR is determined and the circumstances under which the benchmark may change, see “The Notes—Payments of Interest” in this prospectus.]

[([ ])	The interest rate for each class of notes will be a fixed rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]
[([ ])	The allocation of the initial principal amount between the Class A-4-A notes and Class A-4-B notes will be determined at the time of pricing.]

[The [Class A-4] notes are sometimes referred to as the “floating rate notes.”]

[For purposes of determining the interest rate applicable to the floating rate notes for each interest period, LIBOR, the initial benchmark, will be determined two London business days before the related interest period begins (or, in the case of the initial interest period, two London business days prior to the closing date). For each date of determination, where LIBOR is the benchmark, LIBOR will equal the London interbank offered rate for deposits in U.S. dollars having a maturity of one month commencing on the related LIBOR determination date which appears on the Bloomberg Screen BBAM Page (or any successor page) as of 11:00 a.m., London time on the date of determination. If that rate does not appear on that display page, LIBOR or a replacement benchmark will be determined as described in “The Notes—Payments of Interest” in this prospectus.]

The notes are issuable in a minimum denomination of $[100,000] and integral multiples of $1,000 in excess thereof.

The issuing entity will also issue a subordinated and non-interest bearing “certificate,” which represents an equity interest in the issuing entity and is not offered hereby. The certificateholder will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date.

The issuing entity expects to issue the notes on [_____], which we refer to as the “closing date.”

PRINCIPAL AND INTEREST

The issuing entity will pay interest on the notes monthly, on the [__] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date.” The first payment date is [_____]. On each payment date, payments on the notes will be made to holders of record as of the close of business on the last business day preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date.”

Interest Payments

•	Interest on the [Class A-1 notes and the Class A-4] notes will accrue from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the related payment date.

•	Interest on the Class A-2 notes, the Class A-3 notes [and the Class B notes] will accrue from and including the [__]th day of the calendar month preceding each payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the [__]th day of the month in which such payment date occurs.

•	Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent permitted by law).

•	The issuing entity will pay interest on the Class A-1 notes [and the Class A-4 notes] on the basis of the actual number of days elapsed during the period for which interest is payable but assuming a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-4 notes, as applicable] will be the product of (i) the outstanding principal amount of the Class A-1 notes [and the Class A-4 notes, as applicable], before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date divided by 360.

•	The issuing entity will pay interest on the Class A-2 notes, the Class A-3 notes, [the Class A-4 notes] [and the Class B notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2 notes, the Class A-3 notes, [the Class A-4 notes] [and the Class B notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date, to but excluding [_____] (assuming a 30 day calendar month)), divided by 360.

•	Interest payments on all classes of [Class A] notes will have the same priority. [Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments of the Class A notes.]

[•

If the sum of one-month LIBOR (or replacement benchmark, if applicable) and the applicable spread is less than 0.00% for any interest period, then the interest rate for the [Class A-4] notes for such interest period will be deemed to be 0.00%. See “The Notes—Payments of Interest” in this prospectus.]

Principal Payments

•	The issuing entity will generally pay principal on the notes monthly on each payment date in accordance with the payment priorities described below under “—Priority of Payments.”

•	The issuing entity will make principal payments of the notes based on the amount of collections and defaults on the leases during the prior collection period.

•	This prospectus describes how available funds and amounts on deposit in the reserve account [and the risk retention reserve account] are allocated to principal payments of the notes.

•	On each payment date, prior to the acceleration of the notes following an indenture default, which is described below under “—Interest and Principal Payments after an Indenture Default,” the issuing entity will distribute funds available to pay principal of the notes in the following order of priority:

(1)	first, to the Class A-1 notes, until the Class A-1 notes are paid in full;

(2)	second, to the Class A-2 notes, until the Class A-2 notes are paid in full;

(3)	third, to the Class A-3 notes, until the Class A-3 notes are paid in full; [and]

(4)	fourth, to the Class A-4 notes, until the Class A-4 notes are paid in full; [and]

[(5)	fifth, to the Class B notes, until the Class B notes are paid in full.]

[•

In addition, the issuing entity may make principal payments on the notes from funds on deposit in the pre-funding account, as described under “Description of the Transaction Documents—The Accounts—Pre-Funding Account.”]

•	All outstanding principal of a class of notes will be due on the related final scheduled payment date for that class.

Interest and Principal Payments after an Indenture Default

On each payment date after an indenture default occurs [(other than an event of default based on the issuing entity’s breach of a covenant, representation or warranty)] and the notes are accelerated, after payment of certain amounts to the trustees, the servicer and the asset representations reviewer [and the swap counterparty], interest on the [Class A] notes will be paid ratably to each class of [Class A] notes and principal payments of each class of notes will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of all other classes of notes will receive principal payments, ratably, based on the aggregate outstanding principal amount of each remaining class of notes. [After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to noteholders of the Class B notes.] [On each payment date after an event of default under the indenture occurs and the notes are accelerated as the result of the issuing entity’s breach of a covenant, representation or warranty, after payment of certain amounts to the trustees, the servicer [and the swap counterparty], interest on the Class A notes will be paid ratably to each class of Class A notes [followed by interest on the Class B notes]]. Principal payments of each class of notes will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of all other classes of Class A notes will receive principal payments, ratably, based on the outstanding principal amount of each remaining class of Class A notes until those other classes of Class A notes are paid in full. [Next, the Class B noteholders will receive principal payments until the Class B notes are paid in full.] Payments of the foregoing amounts will be made from available funds and other amounts, including all amounts held on deposit in the reserve account [and the risk retention reserve account]. See “Description of the Transaction Documents—Priority of Payments May Change Upon an Indenture Default” in this prospectus.

If an indenture default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth above under “—Interest Payments” and “—Principal Payments.”

Optional Redemption of the Notes

The depositor will have the right at its option to exercise an “optional purchase” and to purchase the Transaction SUBI Certificate from the issuing entity on any payment date if, either before or after giving effect to any payment of principal required to be made on that payment date, the aggregate outstanding principal amount of the notes is less than or equal to [10%] of the aggregate initial principal amount of the notes. If the depositor exercises this option, any notes that are outstanding at that time will be prepaid in whole at a redemption price equal to their unpaid principal amount plus accrued and unpaid interest up to but not including the date of redemption. It is expected that at the time this option becomes available to the depositor, only the [Class A-4 notes and][the Class B notes] will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account, after giving effect to any deposits thereto or withdrawals therefrom on such date, would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes as determined by the servicer. On such payment date, (i) the indenture trustee upon written direction from the servicer shall transfer all amounts on deposit in the reserve account to the collection account and (ii) the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than [10] days prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that the record date otherwise applicable to that redemption date is not applicable; (v) that on the redemption date, the redemption price will become due and payable upon each note and that interest on those notes will cease to accrue from and after the redemption date; and (vi) the CUSIP number (if applicable for the notes).

INDENTURE DEFAULTS

The occurrence and continuation of any one of the following events will be an “indenture default” under the indenture:

•	a default in the payment of any interest on any note [of the controlling class] when the same becomes due, and such default shall continue for a period of five days or more;

•	a default in the payment of principal of a note on the related final scheduled payment date or the redemption date;

•	a default in the observance or performance in any material respect of any material covenant or agreement of the issuing entity in the indenture, or any representation or warranty of the issuing entity made in the indenture or any related certificate or writing delivered pursuant to the indenture proves to have been incorrect in any material respect at the time made, which default or inaccuracy materially and adversely affects the interests of the noteholders, and the continuation of that default or inaccuracy for a period of 90 days after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of not less than a majority of the outstanding principal amount of the notes [of the controlling class] (excluding any notes owned by the issuing entity, the depositor, the servicer (so long as VW Credit or one of its affiliates is the servicer), the administrator or any of their respective affiliates); or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity;

provided, however, that a delay in or failure of performance referred to in the first three bullet points above for a period of 120 days will not constitute an indenture default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an indenture default until the final scheduled payment date or the redemption date for that class of notes.

ISSUING ENTITY PROPERTY

The primary asset of the issuing entity will be the Transaction SUBI Certificate, which is described below, and will entitle the issuing entity to receive the monthly payments under the leases and the amounts realized from sales of the related leased vehicles.

The Leases and the Leased Vehicles

The leased vehicles allocated to the Transaction SUBI are new [and used] automobiles, minivans and sport utility vehicles titled in the name of the origination trust. The leases allocated to the Transaction SUBI are the related retail closed-end leases that were originated by Volkswagen and Audi motor vehicle dealers. The leases provide for substantially equal monthly payments that amortize an adjusted “capitalized cost” (which may exceed the manufacturer’s suggested retail price) to a stated residual value of the related leased vehicle which is established at the time of origination of the lease. The “securitization value” of each lease and the related leased vehicle will be the sum of (i) the present value (discounted at the securitization rate) of the remaining monthly payments payable under the lease and (ii) the present value (discounted at the securitization rate) of the “base residual value” of the leased vehicle, which is the lowest of (a) the residual value estimate produced by Automotive Lease Guide at the time of origination of the lease without making a distinction between value adding options and non-value adding options, (b) an estimate of the expected residual value at the related maturity date produced by Automotive Lease Guide in [________] as the “mark-to-market” value, without making a distinction between value adding options and non-value adding options and (c) the stated residual value estimate established at the time the lease was originated [(or as subsequently revised in connection with an extension of a lease in accordance with customary servicing practices)]. [For purposes of presenting the pool information in this prospectus, a statistical securitization rate of [__]% has been used. The actual securitization rate may be greater than or less than the statistical securitization rate but such variance is not expected to be material.]

The “issuing entity property” will include the following:

•	Transaction SUBI Certificate;

•	[rights under the interest rate [swap] [cap] agreement and payments made by the [swap] [cap] counterparty under the interest rate [swap] [cap] agreement;]

•	amounts on deposit in the accounts owned by the issuing entity and permitted investments of those amounts;

•	rights under certain transaction documents; and

•	the proceeds of any and all of the above.

Lease Information

The statistical information in this prospectus is based on the leases and leased vehicles to be allocated to the Transaction SUBI as of [_____], which we refer to as the “cutoff date.” [The statistical distribution of the characteristics of the actual pool of leases and leased vehicles allocated to the Transaction SUBI will vary somewhat from the statistical distribution of those characteristics in this prospectus because the actual pool will be selected from the leases and leased vehicles in the statistical pool and other leases and leased vehicles owned by the origination trust. Any variance between the characteristics of the statistical pool and the actual pool will not be material.]

The [statistical] pool of leases and the related leased vehicles [to be allocated to the Transaction SUBI] described in this prospectus had the following characteristics as of the close of business on the cutoff date:

•	an aggregate securitization value of $[___], of which $[___] (approximately [__]%) represented the discounted base residual values of the leased vehicles;

•	a weighted average original lease term(1) of approximately [__] months; and

•	a weighted average remaining lease term of approximately [__] months.

(1)	Weighted average by securitization value.

In connection with the offering of the notes, the depositor has performed a review of the leases and leased vehicles to be allocated to the Transaction SUBI and certain disclosure in this prospectus relating to those leases and leased vehicles, as described under “The Leases—Review of Pool Assets” in this prospectus.

As described in “The Sponsor—Underwriting Procedures” in this prospectus, under VW Credit’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a VW Credit credit analyst based on VW Credit’s electronic decisioning model. Applications that are not automatically approved are ultimately reviewed by a VW Credit credit analyst with appropriate approval authority. [___] leases, having an aggregate securitization value of approximately $[___] (approximately [__]% of the aggregate securitization value as of the cutoff date) were automatically approved, while [___] leases, having an aggregate securitization value of approximately $[___] (approximately [__]% of the aggregate securitization value as of the cutoff date) were evaluated and approved by a VW Credit credit analyst with appropriate authority in accordance with VW Credit’s written underwriting guidelines. [None] of the leases in the pool were originated with exceptions to VW Credit’s written underwriting guidelines, [nor were any leases in the pool approved after being automatically rejected by the electronic decisioning model.]

The Transaction SUBI Certificate

The origination trust will issue a special unit of beneficial interest, which is also called the “Transaction SUBI,” constituting a beneficial interest in the leases and the related vehicles assigned to the origination trust and allocated to a separate pool of assets related to this transaction.

The Transaction SUBI will be represented by a “Transaction SUBI Certificate” representing a beneficial interest in the origination trust relating solely to the assets included in the Transaction SUBI, which are the leases and related vehicles related to this transaction. The Transaction SUBI Certificate will be transferred by the depositor to the issuing entity on the closing date. The Transaction SUBI Certificate is not offered under this prospectus.

The Transaction SUBI Certificate will evidence a beneficial interest, not a direct ownership interest, in the related assets included in the Transaction SUBI. The Transaction SUBI Certificate will not evidence an interest in any assets of the origination trust other than those assets, and payments made on or in respect of any other origination trust assets will not be available to make payments on the notes. By holding the Transaction SUBI Certificate, the issuing entity is entitled to receive an amount equal to all payments made on or in respect of the assets included in the Transaction SUBI.

For more information regarding the issuing entity’s property, you should refer to “The Transaction SUBI” and “The Leases” in this prospectus.

In addition to the purchase of the Transaction SUBI from the issuing entity in connection with the depositor’s exercise of its “optional purchase” option as described above under “Principal and Interest –

Optional Redemption of the Notes,” the beneficial interest in any affected leases and related leased vehicles must be purchased from the issuing entity by VW Credit, in connection with the breach of certain representations and warranties concerning the characteristics of the leases and leased vehicles, and by the servicer, in connection with the breach of certain servicing covenants or in connection with the grant of a postmaturity term extension with respect to a lease, as described under “The Leases—Representations, Warranties and Covenants” in this prospectus.

LEASE REPRESENTATIONS AND WARRANTIES

In the SUBI sale agreement, VW Credit will make representations and warranties to the depositor regarding the characteristics of each lease as of the cutoff date. On the closing date, the depositor will assign all of its rights under the SUBI sale agreement to the issuing entity. Breach of these representations and warranties may, subject to certain conditions, result in VW Credit being obligated to cause the applicable lease and related leased vehicle to be reallocated to the UTI, and to deposit a corresponding repurchase payment into the collection account. Any inaccuracy in the representations or warranties will be deemed not to constitute a breach if such inaccuracy does not affect the ability of the issuing entity to receive or retain payment in full on the beneficial interest in the applicable lease and related leased vehicle. See “The Leases—Representations, Warranties and Covenants.” If the issuing entity, the indenture trustee or the owner trustee requests that VW Credit repurchase and reallocate any lease and related leased vehicle due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by VW Credit, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third party arbitration, as applicable, as described under “Description of the Transaction Documents—Requests to Repurchase and Dispute Resolution.”

As more fully described in “Description of the Transaction Documents—Asset Representations Review,” if the aggregate amount of delinquent leases exceeds a specified threshold then, subject to certain conditions, noteholders representing at least a majority of the voting noteholders may direct the asset representations reviewer to perform a review of the specified delinquent leases for compliance with the representations and warranties made by VW Credit. See “Description of the Transaction Documents—Asset Representations Review” in this prospectus.

[SUBSEQUENT ASSETS]

[On the closing date, $[___] of the proceeds from the sale of the notes by the depositor will be deposited in an account, which we refer to as the “pre-funding account.” We refer to the amount deposited in the pre-funding account on the closing date as the “pre-funded amount”, and represents [__]% of the initial aggregate securitization value (including the expected aggregate securitization value of the subsequent leases and related leased vehicles). During the funding period, the issuing entity will use the funds, if any, on deposit in the pre-funding account to acquire the beneficial interest in additional leases and leased vehicles from the depositor, which we refer to as “subsequent assets,” on each date (no more than once a week) which we refer to as a “funding date.” Subsequent assets must meet certain eligibility criteria as described in “The Leases—Characteristics of the Units—Eligibility Criteria and Portfolio Characteristics” in this prospectus.

The funding period will begin on the closing date and will end on the earliest to occur of:

•	[__] full calendar months following the closing date;

•	the date on which the amount in the pre-funding account is $[10,000] or less; or

•	the occurrence of an event of default under the indenture.

On the first payment date following the termination of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute them to the noteholders. See “Description of the Transaction Documents—The Accounts—Pre-Funding Account” in this prospectus.]

[THE REVOLVING PERIOD]

[The issuing entity will not make payments of principal on the notes on payment dates occurring during the revolving period.

The “revolving period” consists of the collection periods from the closing date through [_____] [Insert a date not to exceed three years from the closing date.], and the related payment dates. We refer to the collection periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Revolving Period” in this prospectus.

On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase the beneficial interest in additional leases and related leased vehicles from the depositor for the purpose of maintaining the initial securitization value of the leases and related leased vehicles. Such additional leases and related leased vehicles must meet certain eligibility criteria as described in “The Leases—Representations, Warranties and Covenants” and “The Leases” in this prospectus.

The amount of additional leases and related leased vehicles will be determined by the amount of cash available from payments and prepayments on existing leases and related leased vehicles. [There are no stated limits on the amount of additional leases and related leased vehicles allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial securitization value of the leases and related leased vehicles.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the Revolving Period, to the extent applicable, in accordance with Items 1103(a)(5)(iii) and 1103(a)(5)(iv), respectively, of Regulation AB.] See “The Revolving Period” in this prospectus.]

PRIORITY OF PAYMENTS

On each payment date, except after the acceleration of the notes following an indenture default, the indenture trustee will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account [and the risk retention reserve account] [and amounts, if any, paid by the [swap] [cap] counterparty]) in the following amounts and order of priority:

•	first, to the servicer, the sum of all outstanding advances made by the servicer prior to that payment date[, except available funds from the risk retention reserve account will not be used for this purpose];
•	second, pro rata, to the servicer and the administrator, the servicing fee and administration fee, respectively, together with any unpaid servicing fees and administration fees in respect of one or more prior collections periods, respectively [, except available funds from the risk retention reserve account will not be used for this purpose as long as the servicer is VW Credit or an affiliate of VW Credit];

•	[third, to the swap counterparty, the net swap payment;]

•	fourth, pro rata, to the indenture trustee, the SUBI trustee, the owner trustee and the asset representations reviewer, required fees and indemnification amounts due and owing under the transaction documents which have not been previously paid, provided, that the amounts payable pursuant to this clause will be limited to $[___] per annum in the aggregate;

•	fifth, pro rata, to (1) the Class A noteholders, to pay interest due on the outstanding notes on that payment date (including overdue interest), and, to the extent permitted under applicable law, interest on any overdue interest at the applicable interest rate [and (2) to the swap counterparty any senior swap termination payments payable to the swap counterparty;]

•	sixth, to the principal distribution account, the “first priority principal distribution amount,” which will be an amount not less than zero, equal to the excess of: (x) the aggregate outstanding principal amount of the Class A notes as of the preceding payment date (after giving effect to any principal payments made on the Class A notes on that preceding payment date), over (y) the aggregate securitization value of the leases and leased vehicles allocated to the Transaction SUBI as of the last day of the related collection period, which amount will be allocated to pay principal on the notes in the amounts and order of priority described under “The Notes—Payments of Principal”;

•	[seventh, to the Class B noteholders, interest on the Class B notes;]

•

[eighth, to the principal distribution account, the “second priority principal distribution amount,” which will generally be an amount not less than zero, equal to the excess of: (x) the aggregate principal amount of the notes as of the preceding payment date (after giving effect to any principal payments made on the notes on that preceding payment date), over (y) the aggregate securitization value of the leases and leased vehicles allocated to the Transaction SUBI as of the last day of the related collection period; provided, that this amount will be reduced by any amounts previously deposited in the principal distribution account in accordance with the [sixth] clause above, which amount will be allocated to pay principal on the notes in the amounts and order of priority described under “The Notes—Payments of Principal”;

•	ninth, to the reserve account, any additional amounts required to increase the amount on deposit in the reserve account up to the targeted reserve account balance, as defined in “—Credit Enhancement—Reserve Account” below;

•	tenth, to the principal distribution account, the “regular principal distribution amount,” which will be an amount not less than zero equal to the excess of:

(a) the aggregate outstanding principal amount of the notes as of the preceding payment date (after giving effect to any principal payments made on the notes on that preceding payment date) over

(b) the difference between

(1)	the aggregate securitization value of the leases and leased vehicles allocated to the Transaction SUBI as of the last day of the related collection period and

(2)

[$[___]] [the targeted overcollateralization amount]; provided, that this amount will be reduced by any amounts previously deposited in the principal distribution account in accordance with the [sixth and eighth] clauses above:

•	[eleventh, to the swap counterparty, any subordinate swap termination payment and any other amounts payable by the issuing entity to the swap counterparty and not previously paid;]

•	twelfth, to pay any required fees or indemnification amounts due to the indenture trustee, the SUBI trustee, the owner trustee and the asset representations reviewer pursuant to clause fourth to the extent not paid in such clause; and
•	thirteenth, any remaining funds will be distributed to or at the direction of the holder of the issuing entity’s certificate (which initially will be the depositor).

The final distribution to any noteholder will be made only upon surrender and cancellation of its notes at an office or agency of the indenture trustee specified in a notice from the indenture trustee, in the name of and on behalf of the issuing entity. If any notes are not surrendered for cancellation, any funds held by the indenture trustee or any paying agent for the payment of any amount due with respect to any note after the indenture trustee has taken certain measures to locate the related noteholders and those measures have failed, will be distributed to the holder of the issuing entity’s certificate.

Amounts deposited in the principal distribution account will be paid to the noteholders of the notes as described above under “Principal and Interest—Principal Payments” and in “The Notes—Payments of Principal” in this prospectus.

For a description of the priority of payments following an indenture default and an acceleration of the notes, see “Description of the Transaction Documents—Priority of Payments May Change Upon an Indenture Default.”

CREDIT ENHANCEMENT

The credit enhancement provides protection for the [Class A notes and the Class B] notes against losses and delays in payment or other shortfalls of cash flow. The credit enhancement for the notes will be [overcollateralization], [subordination of the certificate], [the risk retention reserve account] and [the reserve account].

If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later scheduled final maturity date generally will bear a greater risk of loss than notes having an earlier final scheduled maturity date. See also “Description of the Transaction Documents—Priority of Payments” in this prospectus.

The credit enhancement for the notes will be as follows:

[Class A notes]	[Subordination of principal payments of the Class B notes, which will have an initial note balance of $[ ],] overcollateralization, the reserve account [and the risk retention reserve account].

[Class B notes]	[Overcollateralization, the reserve account [and the risk retention reserve account]]

[Subordinated Certificate

The certificate [will have an initial principal balance of $[__] (approximately [__]% of the aggregate initial principal amount of the notes and the certificate) and] will be subordinated to the notes to provide credit enhancement for the notes. [No payments will be made on the certificate until the notes have been paid in full.] [No payments will be made on the certificate after an event of default until the notes have been paid in full.] See “Priority of Payments” above. The certificate is not offered to you under this prospectus.]

[Subordination of Payments on the Class B Notes]

[As long as the Class A notes remain outstanding, payments of interest on any payment date on the [Class B notes] will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of the [Class B notes] will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture [(other than events of default based on the issuing entity’s breach of covenant, representation or warranty)], all payments on the [Class B notes] will be subordinated to all payments on the Class A notes until the Class A notes are paid in full. See “Description of the Transaction Documents—Priority of Payments May Change Upon an Event of Default” in this prospectus.]

Reserve Account

As a source of credit enhancement, the issuing entity will establish a reserve account in the name of the indenture trustee. The reserve account will be fully funded on the closing date with a deposit of at least $[___], which is at least [__]% of the initial aggregate securitization value of the assets allocated to the Transaction SUBI[, plus an amount expected to cover the negative carry with respect to the accrued interest on the portion of the note balance equal to amounts on deposit in the pre-funding account, and earnings or funds if any, on deposit in the pre- funding account] as of the cutoff date. We refer to this amount as the “targeted reserve account balance.”

On each payment date, any excess collections remaining after required interest and certain principal payments on the notes and various other obligations and expenses of the issuing entity have been paid will be deposited into the reserve account if the funds in the reserve account are less than the targeted reserve account balance.

On each payment date, after all appropriate deposits and withdrawals are made to and from the reserve account, the indenture trustee will distribute any amounts on deposit in the reserve account in excess of the targeted reserve account balance to or at the direction of the holder of the issuing entity’s certificate.

Available amounts in the reserve account on each payment date (including investment income earned on those amounts) will be distributed to cover shortfalls, if any, in the amount available to make the payments in clauses first through [sixth] under “—Priority of Payments” above.

For more information regarding the reserve account, you should refer to “Description of the Transaction Documents—The Accounts—The Reserve Account” in this prospectus.

[Overcollateralization

Overcollateralization is the amount by which the aggregate securitization value of the assets allocated to the Transaction SUBI exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses and residual losses on the leases and related leased vehicles allocated to the Transaction SUBI. The initial amount of overcollateralization will be $[___], or [__]% of the initial aggregate securitization value of the Transaction SUBI assets as of the cutoff date.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Risk Retention Reserve Account]

[On or prior to the closing date, the issuing entity will establish an eligible horizontal cash reserve account, which we refer to herein as the “risk retention reserve account.” The risk retention reserve account will be fully funded on the closing date in an amount equal to $[ ], which is the amount required to be deposited therein under Regulation RR. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders.

All amounts on deposit in the risk retention reserve account on any payment date serve as credit enhancement since those amounts will be available to make up shortfalls in the amounts payable to the noteholders on such payment date to the extent described herein.

Amounts on deposit in the risk retention reserve account will be invested in eligible investments. Any amounts held on deposit in the risk retention reserve account and any investment earnings thereon will be the property of the issuing entity and shall be held by the indenture trustee for the benefit of the noteholders and certificateholder as provided in the indenture.]

[INTEREST RATE SWAP]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on the [Class A-4] notes. The interest rate swap for the [Class A-4] notes will have an initial notional amount equal to the note balance of the [Class A-4] notes on the closing date, and that notional amount will decrease by the amount of any principal payments made on the [Class A-4] notes.

The notional amount under the interest rate swap will at all times be equal to the note balance of the [Class A-4] notes.

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate of [__]% times the notional amount of the interest rate swap, and the swap counterparty will be obligated to pay a floating interest rate payment based on a per annum floating rate of LIBOR (or the replacement benchmark) plus [__]% times the notional amount of the interest rate swap. Payments (other than swap termination payments) on the interest rate swap agreement will be exchanged on a net basis. Any net swap payment owed by the issuing entity to the swap counterparty on the interest rate swap agreement ranks higher in priority than all payments on the notes.

The interest rate swap agreement may be terminated upon an event of default or other termination event specified in the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or other termination event, a termination payment may be due to the swap counterparty by the issuing entity out of available funds. A “senior swap termination payment” means any payment which is pro rata with payments of interest on the notes and is higher in priority than payments of principal on the notes that may be owed by the issuing entity to the swap counterparty under the interest rate swap agreement that is not a subordinated swap termination payment. A “subordinated swap termination payment” means any payment which is subordinate to payments of principal and interest on the notes that may be owed by the issuing entity to the swap counterparty under the interest rate swap agreement where the swap counterparty is the defaulting party or sole affected party (other than with respect to illegality or a tax event) as each such term is defined in the interest rate swap agreement. The issuing entity’s obligation to pay any net swap payment and any other amounts due under the interest rate swap agreement is secured under the indenture by the issuing entity property.

For a more detailed description of the interest rate swap agreement and the swap counterparty, see “The Notes—[Interest Rate Swap Agreement]” and “[The [Swap] [Cap] Counterparty” in this prospectus.]

[INTEREST RATE CAP]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate cap agreement with the cap counterparty to hedge the floating interest rate on the [Class A-4] notes. The interest rate cap for the [Class A-4] notes will have an initial notional amount equal to the note balance of the [Class A-4] notes on the closing date, and that notional amount will decrease by the amount of any principal payments made on the [Class A-4] notes. The notional amount under the interest rate cap will at all times be equal to the note balance of the [Class A-4] notes.

In general, under the interest rate cap agreement, if LIBOR (or the benchmark replacement) related to any payment date exceeds the cap rate of [•]%, the cap counterparty will pay to the issuing entity an interest rate payment based (i) on a per annum floating rate of LIBOR (or the benchmark replacement) for that payment date minus the cap rate of [•]% times (ii) the notional amount of the interest rate cap.

Any interest rate cap agreement may be terminated upon an event of default or other termination event specified in such interest rate cap agreement. If any interest rate cap agreement is terminated due to an event of default or other termination event, a termination payment may be due from the cap counterparty. [The issuing entity should not be required to make any payments to the cap counterparty under the interest rate cap agreement(s) other than an upfront payment.]

For a more detailed description of the interest rate cap agreement and the cap counterparty, see “The Notes—[Interest Rate Cap Agreement]” and “[The [Swap] [Cap] Counterparty” in this prospectus.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

TAX STATUS

On the closing date, Mayer Brown LLP, special federal tax counsel to the depositor, will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that (i) for U.S. federal income tax purposes, the issuing entity will not be classified as an association (or publicly traded partnership) taxable as a corporation and (ii) the notes (other than notes, if any, owned by: (A) the issuing entity or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes), (C) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C)) will be characterized as indebtedness for U.S. federal income tax purposes.

Each holder of a note, by acceptance of a note, will agree to treat the note as indebtedness for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material Federal Income Tax Consequences” in this prospectus.

CERTAIN ERISA CONSIDERATIONS

Subject to the considerations disclosed in “Certain Considerations for ERISA and Other U.S. Employee Benefit Plans” in this prospectus, the [Class A notes and Class B] notes may be purchased by employee benefit plans and accounts. An employee benefit plan, any other retirement plan, and any entity deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the notes.

See “Certain Considerations for ERISA and Other U.S. Employee Benefit Plans” in this prospectus.

[MONEY MARKET INVESTMENT]

[The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including additional requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 notes, you or your advisor should review the Class A-1 notes for eligibility and consider these requirements before making a purchase.]

CERTAIN INVESTMENT CONSIDERATIONS

The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd–Frank Wall Street Reform and Consumer Protection Act).

RATINGS

The depositor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to rate the notes (the “Hired Agencies”). Although the Hired Agencies are not contractually obligated to monitor the ratings on the notes, we believe that the Hired Agencies will continue to monitor the transaction while the notes are outstanding. The Hired Agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. A rating is based on each rating agency’s evaluation of the leases and the availability of any credit enhancement for the notes. [The ratings of the notes also will take into account the provisions of the interest rate [swap] [cap] agreement and the ratings currently assigned the debt obligations of the [swap] [cap] counterparty. A downgrade, suspension or withdrawal of any rating of the debt of the [swap] [cap] counterparty may result in the downgrade, suspension or withdrawal of the rating assigned to any class of notes. For more specific information concerning risks associated with the interest rate [swap] [cap] agreement, see “Risk Factors—Risks associated with the interest rate [swap] [cap]” in this prospectus.] A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency.

See “Risk Factors—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes” in this prospectus.

[CREDIT RISK RETENTION]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“ Regulation RR”), VW Credit is required to retain an economic interest in the credit risk of the leases and leased vehicles, either directly or through a majority-owned affiliate. VW Credit intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of [at least [    ]% of each class of notes and certificates issued by the issuing entity], [a single vertical security] though the depositor may retain more than [    ]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Issuing Entity— Capitalization and Liabilities of the Issuing Entity.”]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity’s certificate. VW Credit expects the certificate to have an approximate fair value of [between $[•] and] $[•], which is [between [•]% and][approximately] [•]% of the fair value, as of the closing date, of the notes and the certificate issued by the issuing entity on the closing date. The certificate represents 100% of the beneficial interest in the issuing entity. For a description of the valuation methodology used to calculate the fair values of the notes and the certificate and of the eligible horizontal residual interest set forth in the two preceding sentences, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificate are described in this prospectus under “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity.”]

[In addition, the depositor or an affiliate thereof may retain some or all of one or more classes of notes.]

[The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of VW Credit [on or] after the closing date.]

[Risk Retention Reserve Account: On or prior to the closing date, the depositor will establish a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be fully funded on the closing date by a deposit of a portion of the proceeds of the sale of the notes in an amount equal to $[•]. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. To the extent that funds from collections on the leases and leased vehicles are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “Description of the Transaction Documents—Priority of Payments” in this prospectus, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments. However, available funds from the risk retention reserve account will not be used for payments to the servicer so long as VW Credit or an affiliate of VW Credit is the servicer. For further discussion, see “The Sponsor—Credit Risk Retention—Risk Retention Reserve Account” in this prospectus.]

The portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted by applicable law.

[EU SECURITIZATION REGULATION

Although VW Credit will retain credit risk in accordance with Regulation RR as described in this prospectus under “The Sponsor—Credit Risk Retention”, none of VW Credit, the depositor, the underwriters, any of their affiliates or any other party to the transaction described in this prospectus will (a) retain or commit to retain a 5% material net economic interest with respect to this transaction in accordance with Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (the “EU Securitization Regulation”) or (b) take or refrain from taking any action to facilitate or enable compliance by any person with the EU Due Diligence Requirements, or with the requirements of any other law or regulation now or hereafter in effect in the European Union (the “EU”), any European Economic Area (the “EEA”) member state or the United Kingdom (the “UK”), in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions.

Failure by an Affected Investor to comply with the EU Due Diligence Requirements with respect to an investment in the notes may result in the imposition of a penalty regulatory capital charge on such investment or of other regulatory sanctions by the competent authority of such Affected Investor. Consequently, the notes may not be a suitable investment for Affected Investors, and this may affect the price and liquidity of the notes.

Prospective investors are responsible for analyzing their own regulatory position and should consult with their own investment and legal advisors regarding the application of the EU Securitization Regulation or other applicable regulations and the suitability of the notes for investment.]

REGISTRATION UNDER THE SECURITIES ACT

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

SUMMARY OF RISK FACTORS

•	Volkswagen AG, the sponsor’s ultimate parent, is party to legal actions and investigations in and outside the United States. Further, the sponsor and its affiliates are periodically otherwise involved in reviews, investigations, examinations and proceedings, and information-gathering requests, by government and self-regulatory agencies, including the CFPB, the DOJ, the SEC, and various state authorities. These proceedings and actions and publicity surrounding them could have an adverse effect on your notes, even in circumstances where neither we nor the sponsor is a party to or otherwise involved in such actions.

•	The residual value of leased vehicles may be adversely affected by several factors, including discount pricing incentives, the supply of new and used vehicles, marketing incentive programs and economic developments, which may depress the prices at which off-lease vehicles may be sold. As a result, the proceeds realized upon the disposition of leased vehicles may be lower than the residual values originally established by VW Credit, and you may suffer a loss on your notes.

•	The servicer has discretion in servicing the leases and the related leased vehicles, including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures, which may impact the amount and timing of funds available to make payments on the notes. In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the leases and related leased vehicles.

•	You will be dependent on payments made on the leases allocated to the Transaction SUBI and proceeds received in connection with the sale or other disposition of the related leased vehicles for payments on your notes. The issuing entity will not have a direct ownership interest in the leases or a direct ownership interest or perfected security interest in the related leased vehicles, which will be titled in the name of the origination trust or the origination trustee on behalf of the origination trust. It is therefore possible that a claim against or lien on the leased vehicles or the other assets of the origination trust could limit the amounts payable in respect of the Transaction SUBI Certificate to less than the amounts received from the lessees of the leased vehicles or received from the sale or other disposition of the leased vehicles.

•	Following a bankruptcy or insolvency of the sponsor or the depositor, a court could conclude that the Transaction SUBI Certificate is owned by the sponsor or the depositor, instead of the issuing entity. If this were to occur, you could experience delays or losses in payments due to you.

•	The servicer will be required to maintain liability insurance coverage on behalf of the origination trust. In the event the servicer fails to maintain this liability insurance coverage, the deductible is not satisfied or the insurance coverage protecting the origination trust is insufficient to cover, or does not cover, a material claim, that claim could be satisfied out of the proceeds of the leased vehicles and leases allocated to the Transaction SUBI and you could incur a loss on your notes.

•	Because of the concentration of the leases in certain states, any adverse economic conditions, natural disasters or other factors affecting these states in particular may have a greater effect on the performance of the notes than if the concentration did not exist.

•	The credit scores of the lessees and the historical loss and delinquency information presented in this prospectus may not accurately predict the likelihood of losses on the leases, and there can be no assurance that the future delinquency or net loss experience calculated and presented in this prospectus with respect to VW Credit’s managed portfolio of leases will reflect actual experience with respect to the leases allocated to the Transaction SUBI.

•	The notes represent obligations solely of the issuing entity and will not be insured or guaranteed by any entity. Accordingly, you will rely primarily upon collections on the leases and the related leased vehicles allocated to the Transaction SUBI owned by the issuing entity and amounts on deposit in the collection account and the reserve account. However, if delinquencies and losses create shortfalls which exceed the available credit enhancement, you may experience delays in payments due to you and you could suffer a loss. You will have no claim to any amounts properly distributed to the depositor or others from time to time.

•	Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as VW Credit.

•	The failure by the origination trust to comply with applicable law may give rise to liabilities on the part of the origination trust or the issuing entity (as owner of the Transaction SUBI).

•	VW Credit, the servicer, the depositor and their affiliates are not obligated to make any payments to you on your notes. However, VW Credit will make representations and warranties about certain characteristics of the leases and leased vehicles allocated to the related Transaction SUBI, a breach of which will result in certain repurchase obligations under certain conditions.

[Insert summaries of additional material risk factors.]

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

Risks Relating to Economic Conditions and Other Factors

[An economic downturn may adversely affect the performance of the leases, which could result in losses on your notes.]

[A deterioration in economic conditions could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases. Economic conditions could deteriorate in connection with an economic recession or due to events such as reduced business activity, high unemployment, volatile interest rates, rising or falling oil prices, housing price declines, lack of available credit, the rate of inflation and consumer perceptions of the economy, as well as other factors, such as terrorist events, civil unrest, public health emergencies or extreme weather conditions or an increase of lessees’ payment obligations under other indebtedness incurred by the lessees. The issuing entity’s ability to make payments on the notes could be adversely affected if lessees were unable to make timely payments or if the servicer elected to, or was required to, implement forbearance programs in connection with lessees suffering a hardship.

Further, periods of economic slowdown may also be accompanied by decreased consumer demand for automobiles, increased turn-in rates and declining market values of off-lease vehicles, which could increase the amount of a loss in the event of a default by a lessee. Significant increases in the inventory of used automobiles during periods of economic slowdown or recession may also depress the prices at which repossessed and off-lease automobiles may be sold or delay the timing of these sales.

If an economic downturn is experienced for a prolonged period of time, it is expected that delinquencies, defaults and repossessions will increase and that losses on the leases could increase, which could result in losses on your notes. It is possible that a higher percentage of lessees will seek protection under bankruptcy or debtor relief laws as a result of financial and economic disruptions than is reflected in VW Credit’s historical experience. See “—Adverse events arising from the global Coronavirus outbreak could result in delays in payment or losses on your notes” above. Additionally, an improvement in economic conditions could result in prepayments by the lessees of their payment obligations under the leases. As a result, you may receive principal payments of your notes earlier than anticipated. Further, the market values of the related leased vehicles could increase or decrease based on economic conditions.

No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the leases, and all of these factors could result in losses on your notes.]

The geographic concentration of the lessees in the pool of leases and related leased vehicles and varying economic circumstances, including those related to the current COVID-19 pandemic, may increase the risk of losses or reduce the return on your notes.

The concentration of the leases in specific geographic areas may increase the risk of loss. A deterioration in economic conditions in the states where lessees reside could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases and the ability to sell or dispose of the related vehicles for an amount at least equal to their Automotive Lease Guide residual values, and may consequently affect the delinquency, loss and repossession experience of the issuing entity with respect to the leases and related leased vehicles in such states. As a result, you may experience payment delays or losses on your notes. An improvement in economic conditions could result in prepayments by the lessees of their payment obligations under the leases. As a result, you may receive principal payments of your notes earlier than anticipated. [No prediction can be made and no assurance can be given as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the leases.] See “—Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption of the notes or reallocations of the leases and leased vehicles from the Transaction SUBI” below. As of the [initial][statistical] cut-off date, based on the state of origination of the leases, [ ]%, [ ]% and [ ]% of the aggregate securitization value of the leases and leased vehicles were located in [ ], [ ] and [ ], respectively. No other state accounts for more than 5.00% of the aggregate securitization value of the leases and leased vehicles as of the [initial][statistical] cut-off date. [Management believes that there are no factors unique to any state or region in which [10]% or more of the aggregate securitization value of the leases and leased vehicles are located that may materially impact the issuing entity’s ability to pay principal and interest on the notes.] Economic factors such as unemployment, interest rates, the price of gasoline, the rate of inflation and consumer perceptions of the economy may affect the rate of prepayments and defaults on the leases. Further, the effect of natural disasters, such as pandemics, hurricanes, wildfires and floods, on the performance of the leases, is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the leases in certain states, any adverse economic conditions, natural disasters or other factors affecting these states in particular may have a greater effect on the performance of the notes than if the concentration did not exist.

The return on your notes could be reduced by shortfalls due to extreme weather conditions, natural disasters and public health concerns.	Extreme weather conditions and public health concerns could cause substantial business disruptions, economic losses, unemployment and/or an economic downturn. As a result, the related lessees’ ability to meet their payment obligations under the leases could be adversely affected. The issuing entity’s ability to make payments on the notes could be adversely affected if the related lessees were unable to make timely payments.

Risks Relating to the Leases, the Lessees and the Related Leased Vehicles

[This prospectus provides information regarding only the leases and leased vehicles as of the statistical cut-off date[, however the initial leases and leased vehicles and the subsequent leases and leased vehicles allocated to the Transaction SUBI Certificate could have different characteristics.]

[This prospectus describes only the characteristics of the leases and related leased vehicles as of the statistical cut-off date. The [initial] leases and related leased vehicles, [and any subsequent] leases and related leased vehicles transferred to the issuing entity during the Funding Period,] will have characteristics that differ somewhat from the characteristics of the leases and leased vehicles as of the statistical cut-off date described in this prospectus. Although we do not expect the characteristics of the [initial] leases and related leased vehicles [and subsequent leases and related leased vehicles] to differ materially from the leases and related leased vehicles as of the statistical cut-off date, and each [initial] lease and related leased vehicle [and subsequent lease and related leased vehicle] must satisfy the eligibility criteria specified in the SUBI transfer agreement, you should be aware that the [initial] leases and related leased vehicles [and the subsequent leases and related leased vehicles] may have been originated using credit criteria different from the criteria applied to the leases and related leased vehicles disclosed in this prospectus and may be of a different credit quality and seasoning. If you purchase a note, you must not assume that the characteristics of the [initial] leases and related leased vehicles [and the subsequent leases and related leased vehicles] will be identical to the characteristics of the leases and related leased vehicles as of the statistical cut-off date disclosed in this prospectus. [If any material pool characteristic of the actual leases and related leased vehicles at the time of issuance of the notes differs by 5% or more (other than as a result of payments and collections on the leases and the related leased vehicles) from the characteristics of the leases and related leased vehicles as of the statistical cut-off date described in this prospectus, the issuing entity will disclose the characteristics of the actual leases and related leased vehicles on a Form [8-K][10-D] filed with the SEC.]]

The concentration of leased vehicles to particular models could negatively affect the issuing entity’s assets.	The [_____], [_____] and [_____] models represent approximately [__]%, [__]% and [__]% of the aggregate securitization value, respectively, of the leases allocated to the Transaction SUBI as of the cutoff date. [No other model accounts for more than [10.00]% of the aggregate securitization value of the pool of leases and leased vehicles as of the cutoff date.] Any adverse change in the value of a specific model type would reduce the proceeds received at disposition of a related leased vehicle. As a result, you may incur a loss on your investment.

Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases.

Information regarding credit scores for the lessees obtained at the time of origination of the related lease is presented in “The Leases—Representations, Warranties and Covenants—Eligibility Criteria and Portfolio Characteristics” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Neither the depositor, the sponsor nor any other party makes any representations or warranties as to any lessee’s current credit score or the actual performance of any lease or that a particular credit score should be relied upon as a basis for an expectation that a lease will be paid in accordance with its terms.

Additionally, historical loss and delinquency information set forth in this prospectus under “Prepayments, Delinquencies, Repossessions and Net Losses—Delinquency, Repossession and Loss Data” was affected by several variables, including general economic conditions and market residual values, that are expected to differ in the immediate future, and are likely to differ in the longer term future[, in particular, due to the current economic downturn in the United States.] Therefore, there can be no assurance that the future delinquency or net loss experience calculated and presented in this prospectus with respect to VW Credit’s managed portfolio of leases will reflect actual experience with respect to the leases allocated to the Transaction SUBI. Additionally, in recent months the prices of used vehicles, including the prices at which the servicer has sold repossessed vehicles, have declined and resulted in increased credit losses on defaulted leases, which may continue. There can be no assurance that the future delinquency or loss experience of the servicer with respect to the leases will be better or worse than that set forth in this prospectus with respect to VW Credit’s managed portfolio. However, delinquencies and losses with respect to leases generally have trended higher during periods of economic uncertainty, and these negative trends may continue.

The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs and economic developments.

Historical residual value loss experience on leased vehicles is partially attributable to new vehicles pricing policies of all manufacturers. Discount pricing incentives or other marketing incentive programs on new vehicles by VW Credit or by its competitors that effectively reduce the prices of new vehicles may have the effect of reducing demand by consumers for used vehicles. Although VW Credit currently does not have any marketing incentive program that reduces the prices of new vehicles, it may introduce such programs in the future.

The residual value published in Automotive Lease Guide for a leased vehicle and the stated residual value for a leased vehicle are only estimates, and are not guarantees of the residual value of a leased vehicle. The reduced demand for used vehicles resulting from discount pricing incentives or other marketing incentive programs introduced by VW Credit or any of its competitors may reduce the prices consumers will be willing to pay for used vehicles, including leased vehicles included in the pool assets at the end of the related leases and thus reduce the residual value of such leased vehicles. [Insert disclosure, if applicable, regarding what consideration is given to repurchases or recalls in determining residual values.]

Significant increases in the inventory of used vehicles during periods of economic slowdown or recession may also depress the prices at which off-lease vehicles may be sold or delay the timing of these sales. Furthermore, specific models and vehicle types may experience a greater than anticipated decline in the residual value and used vehicle prices under certain market conditions.

As a result of these factors, the proceeds received by the origination trust upon disposition of leased vehicles may be reduced and may not be sufficient to pay amounts owing on the notes.

Used vehicle market factors may increase the risk of loss on your investment.	[The prices for used vehicles have [generally][significantly] declined over the last year and may decline further.] The used vehicle market is affected by supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors and conditions, fuel costs, legislation relating to emissions and fuel efficiency, manufacturer decisions on introduction and pricing of new vehicle models, the volume of vehicles whose lease terms are expiring and other factors, including the impact of vehicle recalls or the discontinuation of vehicle models or brands. For instance, introduction of a new model by Volkswagen AG or its affiliates may impact the resale value of the existing portfolio of similar model types. Discount pricing incentives or other marketing incentive programs on new vehicles by Volkswagen AG or by its competitors that effectively reduce the prices of new vehicles may have the effect of reducing demand by consumers for used vehicles. Other factors that are beyond the control of the issuing entity, the depositor and the servicer could also have a negative impact on the resale value of a vehicle. For example, the imposition of increased tariffs on imported vehicles may also affect the pricing and availability of both new and used vehicles. If programs are implemented by the United States government to stimulate the sale of new vehicles, this may have the effect of further reducing the values of used vehicles, resulting in increased losses that may result in losses on your notes. If the proceeds actually realized upon the sale of the leased vehicles are substantially lower than the residual values originally established by VW Credit, you may suffer a loss on your investment.

Increased turn-in rates may increase losses.	Under each lease, the lessee may elect to purchase the related vehicle at the expiration of the lease for an amount generally equal to the stated residual value established at the inception of the lease. Lessees who decide not to purchase their related vehicles at lease expiration will expose the issuing entity to possible losses if the sale prices of those vehicles in the used vehicle market are less than their respective stated residual values. The level of turn-ins at termination of the leases could be adversely affected by lessee views on vehicle quality, the relative attractiveness of new models available to the lessees, sales and lease incentives offered with respect to other vehicles (including those offered by VW Credit), the level of the purchase option prices for the related vehicles compared to new and used vehicle prices and economic conditions generally. The grant of deferrals and the early termination of leases by lessees may affect the number of turn-ins in a particular month. If losses resulting from increased turn-ins exceed the credit enhancement for the notes, you may suffer a loss on your investment.

You may experience a loss if defaults on the leases or residual losses exceed the available credit enhancement.

The issuing entity does not have, nor is it permitted or expected to have, any significant assets or sources of funds other than the related Transaction SUBI Certificate, together with [its right to payments under any interest rate [swap] [cap] agreement] and available funds in the collection account, the reserve account, [the risk retention reserve account] [and] [the pre-funding account]. The notes represent obligations solely of the issuing entity and will not be insured or guaranteed by any entity. Accordingly, you will rely primarily upon collections on the leases and the related leased vehicles allocated to the Transaction SUBI owned by the issuing entity, [payments under the interest rate [swap] [cap] agreement and amounts on deposit in the collection account, the reserve account, [the risk retention reserve account] [and] the pre-funding account]]. Funds on deposit in the reserve account [and the risk retention reserve account] will cover shortfalls due to delinquencies on the leases and losses on the leases and leased vehicles up to the amount on deposit therein. However, if delinquencies and losses create shortfalls which exceed the available credit enhancement, you may experience delays in payments due to you and you could suffer a loss. You will have no claim to any amounts properly distributed to the depositor or others from time to time.

In establishing the stated residual value of leased vehicles, VW Credit uses an internally developed proprietary model. There is no guarantee that the assumptions regarding future events that are used to determine residual values will prove to be correct. If the stated residual values of the leased vehicles as originally determined by VW Credit are substantially higher than the sales proceeds actually realized upon the sale of the leased vehicles, you may suffer losses if the available credit enhancement for your notes is exceeded.

For a discussion of factors that may contribute to residual value losses, you should refer to “—Used vehicle market factors may increase the risk of loss on your investment,” “—Increased turn-in rates may increase losses”, “—The concentration of leased vehicles to particular models could negatively affect the issuing entity’s assets”, “—The geographic concentration of the lessees in the pool of leases and related leased vehicles and varying economic circumstances may increase the risk of losses or reduce the return on your notes” and “The Sponsor—Determination of Residual Values” in this prospectus.

Inadequate insurance on leased vehicles may cause losses on your investment.

Each lease requires the lessee to maintain insurance covering physical damage to the leased vehicle with the origination trust named as a loss payee. The lessees select their own insurers to provide the required coverage, so the specific terms and conditions of their insurance policies vary.

Although the sponsor typically assures that the lessee’s insurance requirement is satisfied at the inception of a lease, neither the sponsor nor the servicer is obligated to monitor whether a lessee continues to satisfy its insurance requirement during the term of the lease. In the event insurance coverage is not maintained by lessees, then insurance recoveries may not be available in the event of losses or damages to leased vehicles included in the pool, and you could suffer a loss on your investment.

Vehicle recalls may have an adverse effect on the leases and your notes.

From time to time, automobile manufacturers or their suppliers may discover an element in a vehicle which might possibly affect the safety or other features of the vehicle, including compliance with applicable safety or emissions standards. In such cases the manufacturer in consultation with the National Highway Traffic Safety Administration may recall the affected vehicles for repair or other necessary service. In certain cases, such a recall may give rise to the lessee having the right to rescind or terminate its contract or an obligation of the related vehicle manufacturer to repurchase the related recalled vehicle. In addition, recalls or other service campaigns could cause a temporary suspension of sales of the affected vehicles, which may cause a delay of the timing of the sales in the used vehicle markets. Recalls or other service campaigns, including as a result of the failure of a particular model to comply with applicable safety or emissions standards, may also cause a decrease in demand for the affected vehicles in the used vehicle market, which may cause a decline in values of those vehicles. Declines in values of used vehicles could cause an increase in credit losses. If any of these events materially affect collections on the leases securing your notes, you may experience delays in payments or principal losses on your notes if the available credit enhancement has been exhausted.

[Volkswagen and Audi vehicles are currently subject to vehicle recalls for [___]. While there can be no assurance that this recall (or any other existing or future recalls and service campaigns) will not adversely affect the timing or amount of proceeds from sales of used vehicles, based on the information that they currently possess, neither the depositor nor the sponsor expects that the impact of this recall on collections on the leases or payments on the notes will be material.]

Risks Relating to the Sponsor and Servicer

[Adverse legal or regulatory developments with respect to VW Credit or its affiliates could have an adverse effect on your notes].	[The sponsor and its affiliates (including Volkswagen AG, the sponsor’s ultimate parent) are party to, or are periodically otherwise involved in, reviews, investigations, examinations and proceedings (both formal and informal), and information-gathering requests, by government and self-regulatory agencies, including the CFPB, the DOJ, the SEC, and various state authorities. Examinations can include various focal points, such as fair lending, servicing of accounts, and evaluations of compliance management systems. The findings of these examinations may result in the repurchase of leases. See “The Sponsor—Recent Developments—Legal and Regulatory.”

Volkswagen AG is party to other legal actions and investigations in and outside the United States, and further regulatory proceedings, environmental, consumer, product-related and investor claims could be raised against Volkswagen AG in the future in various jurisdictions worldwide. These proceedings and actions and publicity surrounding them could have an adverse effect on your notes, even in circumstances where neither we nor the sponsor is a party to or otherwise involved in the proceedings or other actions. For example, regulatory and legal actions against Volkswagen AG, Volkswagen Group of America, Inc. (“Volkswagen Group of America”), the sponsor or other affiliates of the sponsor related to the manufacture and sale of affected vehicles may result in reputational damage to Volkswagen AG and Volkswagen Group of America, as well as to the “Volkswagen” and “Audi” brands. The pricing of used vehicles is affected by the supply and demand for those vehicles. If the demand for used Volkswagen or Audi vehicles decreases as a result of the issues arising after the Notices of Violation (as defined under “The Sponsor—Recent Developments—Legal and Regulatory”), related regulatory or legal actions or other factors, the resale value of the leased vehicles may also decrease. Further, these and any other reviews, investigations, examinations and proceedings (whether formal or informal) and/or information-gathering requests that the sponsor or any of its subsidiaries or affiliates are involved in, or may become involved in, may result in adverse consequences to the sponsor including, without limitation, adverse judgments, settlements, fines, penalties, injunctions, or other actions and may affect the ability of the sponsor or any of its subsidiaries or affiliates to perform its duties under the transaction documents.]

Adverse events with respect to VW Credit or its affiliates or third party providers to whom VW Credit outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes.	Adverse events with respect to VW Credit or any of its affiliates or a third party provider to whom VW Credit outsources its activities could result in servicing disruptions or reduce the market value of your notes. For example, servicing disruptions could result from unanticipated events beyond VW Credit’s control, such as natural disasters, civil unrest, public health emergencies and economic disruptions, particularly to the extent such events affected VW Credit’s business or operations. In addition, in the event of a termination and replacement of VW Credit as the servicer, there may be some disruption of the collection activity with respect to delinquent leases and therefore delinquencies and credit losses could increase. Similarly, if VW Credit becomes unable to repurchase the beneficial interest in any leases and related leased vehicles which do not comply with representations and warranties about the leases made by VW Credit in the SUBI sale agreement, then investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, VW Credit is an indirect wholly-owned subsidiary of Volkswagen AG. Although Volkswagen AG is not guaranteeing the obligations of the issuing entity, if Volkswagen AG ceased to manufacture vehicles or support the sale of vehicles or if Volkswagen AG faced financial or operational difficulties or issued recall notices with respect to vehicles it manufactured, such events may reduce the market value of the notes and/or reduce the market value of Volkswagen and Audi vehicles, and ultimately the amount realized on any Volkswagen or Audi leased vehicle, including the leased vehicles allocated to the Transaction SUBI.

The servicer’s commingling of funds with its own funds could result in a loss.	Subject to the satisfaction of certain conditions set forth under “Description of the Transaction Documents—The Accounts—The Collection Account”, VW Credit, as the servicer, may be able to commingle funds relating to this transaction such as security deposits, collections from the leases and proceeds from the disposition of the related leased vehicles with its own funds during each collection period and may be able to make a single deposit to the collection account on each payment date. See “Description of the Transaction Documents—The Accounts—The Collection Account” in this prospectus. Commingled funds may be used or invested by the servicer at its own risk and for its own benefit. If the servicer were unable to remit such funds or the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to you may occur. In addition, if the servicer failed to remit to the lessees the required portions of their security deposits at the expiration of their leases, the origination trust could be held liable for those portions of the security deposits, and investors in the notes could incur a loss on their investment as a result.

The servicer’s discretion over the servicing of the leases may impact the amount and timing of funds available to make payments on the notes.

The servicer is obligated to service the leases and related leased vehicles in accordance with its customary practices. The servicer has discretion in servicing the leases and the related leased vehicles, including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. The servicer, in its own discretion, may permit a deferral of lease payments due or halt repossession activity on a case-by-case basis or more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster or public health emergency affecting a large group of lessees. In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the leases and related leased vehicles. Although the servicer’s customary practices at any time will apply to all vehicles and leases held by the origination trust, without regard to whether a vehicle and related lease has been allocated to a securitization transaction, the servicer is not obligated to maximize collections from the leases and related leased vehicles. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the leases and the related leased vehicles, which may impact the amount and timing of funds available to make payments on the notes.

Payment extensions, other modifications to the leases or delays in initiating repossession activity may extend the maturity of the leases, increase the weighted average life of any class of notes and reduce the yield on your notes. See “Description of the Transaction Documents—Representations and Warranties” and “The Servicer— Extensions and Pull-Aheads” in this prospectus.

Risks Relating to Material Legal Aspects

The origination trust may not have a perfected interest in leases evidenced by electronic contracts.	The servicer, on behalf of the origination trust, has contracted with a third-party to originate and maintain custody of certain of the contracts in electronic form through the third-party custodian’s technology system. The third-party custodian’s technology system is designed to enable the origination trust to perfect its interest in the leases evidenced by electronic records by satisfying the Uniform Commercial Code’s requirements for “control” of electronic chattel paper. In order for the origination trust to have “control” of an item of electronic chattel paper, (a) there must be a “single authoritative copy” of the electronic record or records comprising such electronic chattel paper that is readily distinguishable from all other copies and which identifies the origination trust as the assignee of the chattel paper, (b) all other copies of the electronic chattel paper must indicate that they are not the “authoritative copy” of the electronic chattel paper, (c) any revisions to the authoritative copy of the electronic chattel paper must be readily identifiable as either authorized or unauthorized revisions and (d) authorized revisions of the electronic chattel paper cannot be made without the participation of the origination trust.

However, another person could acquire an interest in an electronic contract that is superior to the interest of the origination trust (and accordingly the issuing entity’s interest), if (a) the origination trust ceases to have “control” over the items of electronic chattel paper that are maintained on behalf of the origination trust by the third-party custodian and (b) another party acquires ownership or a collateral security interest in the electronic chattel paper and perfects its security interest either by filing a financing statement or taking “control” over the electronic chattel paper. The origination trust could also lose “control” over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in the third-party custodian’s technology system a person other than the origination trust were able to modify or duplicate the authoritative copy of the contract.

Although the origination trust’s interest in the electronic contracts has been perfected by filing financing statements, the fact that the origination trust’s interest in the electronic contracts may not be perfected by “control” may affect the priority of the origination trust’s interest in such leases. For example, the issuing entity’s interest in the leases could be junior to another party with a prior perfected security interest in the inventory of the originating dealer, which security interest would attach to the leases as proceeds of the inventory.

There can be no assurances that the third-party’s technology system will perform as represented to the servicer in maintaining the systems and controls required to provide assurance that the origination trust maintains “control” over an electronic contract. In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and “control” of the electronic contract.

Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes.

Because the Transaction SUBI will represent a beneficial interest in the Transaction SUBI assets, you will be dependent on payments made on the leases allocated to the Transaction SUBI and proceeds received in connection with the sale or other disposition of the related leased vehicles for payments on your notes. The issuing entity will not have a direct ownership interest in the leases or a direct ownership interest or perfected security interest in the related leased vehicles, which will be titled in the name of the origination trust or the origination trustee on behalf of the origination trust. It is therefore possible that a claim against or lien on the leased vehicles or the other assets of the origination trust could limit the amounts payable in respect of the Transaction SUBI Certificate to less than the amounts received from the lessees of the leased vehicles or received from the sale or other disposition of the leased vehicles.

Further, liens in favor of and/or enforceable by the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the origination trust (including the leases and the leased vehicles allocated to the Transaction SUBI) and could be used to satisfy unfunded ERISA obligations of any member of a controlled group that includes VW

Credit and its affiliates. Because these liens could attach directly to the leases and leased vehicles allocated to the Transaction SUBI and because the issuing entity does not have a prior perfected security interest in the assets of the Transaction SUBI, these liens could have priority over the interest of the issuing entity in the assets of the Transaction SUBI. See “—If ERISA liens are placed on the origination trust assets, you could suffer a loss” in this prospectus.

To the extent a third party makes a claim against, or files a lien on, the assets of the origination trust, including the leased vehicles allocated to the Transaction SUBI, it may delay the disposition of those leased vehicles or reduce the amount paid to the issuing entity, as holder of the Transaction SUBI Certificate. If that occurs, you may experience delays in payment or losses on your investment.

For more information on the effect of third-party claims or liens on payment of the notes, you should refer to “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Allocation of Origination Trust Liabilities” in this prospectus.

If ERISA liens are placed on the origination trust assets, you could suffer a loss.

Liens in favor of the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the origination trust (including the leases and the leased vehicles allocated to the Transaction SUBI) and could be used to satisfy unfunded pension obligations of any member of a controlled group that includes VW Credit and its affiliates which has unfunded pension liabilities under its defined benefit pension plans. Because these liens could attach directly to the leases and leased vehicles and because the issuing entity does not have a prior perfected security interest in the assets included in a Transaction SUBI, these liens could have priority over the interest of the issuing entity in the assets included in the Transaction SUBI.

From time to time, the rating agencies rating your notes may request information with respect to any defined benefit pension plans maintained or sponsored by VW Credit or any of its affiliates. Although VW Credit will use reasonable efforts to comply with such request, there is no assurance that VW Credit will be able to provide the requested information. Any rating downgrade could result in a decline in the market value of your notes.

A depositor or sponsor bankruptcy could delay or limit payments to you.

Following a bankruptcy or insolvency of the sponsor or the depositor, a court could conclude that the Transaction SUBI Certificate is owned by the sponsor or the depositor, instead of the issuing entity. This conclusion could be either because the transfer of that Transaction SUBI Certificate from VW Credit to the depositor or from the depositor to the issuing entity was not a true sale or because the court concluded that the depositor or the issuing entity should be treated as the same entity as VW Credit or the depositor for bankruptcy purposes. VW Credit will not treat the sale of the Transaction SUBI to the depositor as a sale for generally accepted accounting principle purposes, and this fact could make a court more likely to reach that conclusion than if such sale were treated as a sale by VW Credit for generally accepted accounting principle purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

•  the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances;

•  tax or government liens on the sponsor’s or depositor’s property (that arose prior to the transfer of the Transaction SUBI Certificate to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; or

•  the fact that neither the issuing entity nor the indenture trustee has a perfected security interest in the leases and leased vehicles allocated to the Transaction SUBI and may not have a perfected security interest in any cash collections of the leases and leased vehicles allocated to the Transaction SUBI held by the servicer at the time that a bankruptcy proceeding begins.

For a discussion of how a bankruptcy proceeding of the sponsor or the depositor may affect the issuing entity and the notes, you should refer to “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Insolvency Related Matters” in this prospectus.

Vicarious tort liability may result in a loss.

Some states allow a party that incurs an injury involving a vehicle to sue the owner of the vehicle merely because of that ownership. As owner of the vehicles, the origination trust may be subject to these lawsuits. Most, but not all, states, however, either prohibit these vicarious liability suits against leasing companies or limit the lessor’s liability to the amount of liability insurance that the lessee was required to carry under applicable law but failed to maintain.

On August 10, 2005, President George W. Bush signed into law the Safe Accountable, Flexible, and Efficient Transportation Equity Act of 2005 (the “Transportation Act”), Pub. L. No. 109-59. The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and it is expected that the Transportation Act should reduce the likelihood of vicarious liability being imposed on the origination trust. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that such laws are preempted with respect to cases commenced on or after August 10, 2005. While the vast majority of courts have concluded that the Transportation Act preempts state laws permitting vicarious liability, one New York lower court has reached a contrary conclusion in a case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of cases that are pending in other jurisdictions and their impact are uncertain at this time.

The servicer will be required to maintain liability insurance coverage on behalf of the origination trust. However, this coverage is subject to deductibles and claims could be imposed against the assets of the origination trust which could exceed that coverage. In the event the servicer fails to maintain this liability insurance coverage, the deductible is not satisfied or the insurance coverage protecting the origination trust is insufficient to cover, or does not cover, a material claim, that claim could be satisfied out of the proceeds of the leased vehicles and leases allocated to the Transaction SUBI and you could incur a loss on your investment.

For a discussion of the possible liability of the origination trust in connection with the use or operation of the leased vehicles, you should refer to “Material Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus.

Regulatory Risk Factors

Federal and state financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. Although the Dodd-Frank Act itself took effect on July 22, 2010, many of its provisions had delayed implementation dates or required implementing regulations to be issued. A number of these implementing regulations still have not been issued. The Dodd-Frank Act is extensive and significant legislation that, among other things:

•  created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, determined to be “covered financial companies”, in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries”, in the event such a subsidiary also determined to be a “covered financial company” because it is, among other things, in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States;

•  created a new framework for the regulation of over-the-counter derivatives activities;

•  expanded the regulatory oversight of securities and capital markets activities by the SEC; and

•  created the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks and their affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services as defined by the rule. As of August 31, 2015 VW Credit is subject to the CFPB’s supervision with respect to VW Credit’s compliance with applicable consumer protection laws.

In May 2019, the CFPB issued a proposed rule governing the activities of third-party debt collectors. While the proposed rule did not address first-party debt collectors, the CFPB has previously indicated that it would address this activity in a later rulemaking. It is unclear what changes will be included in any final debt collection rules issued by the CFPB and what effect, if any, such changes would have on the leases or the servicer’s practices, procedures and other servicing activities relating to the leases in ways that could reduce the associated recoveries.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, it gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as VW Credit. Because of the complexity of the Dodd-Frank Act, the ultimate impact and its effects on the financial markets and their participants will not be fully known for an extended period of time. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the leases, and on the regulation and supervision of the servicer, the sponsor, the administrator, the depositor, the issuing entity and/or their respective affiliates.

In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” would not apply to VW Credit or its affiliates, including the issuing entity and the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect the transfer of the Transaction SUBI Certificate as further described under “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Dodd-Frank Orderly Liquidation Framework—FDIC’s Repudiation Power under OLA” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes. Furthermore, on May 24, 2018, President Trump signed into law the Economic Growth, Regulatory Relief and Consumer Protection Act, which repealed or amended certain provisions of the Dodd-Frank Act. See “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Dodd-Frank Orderly Liquidation Framework” in this prospectus.

[On March 25, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act is extensive and significant legislation, and the majority of implementing regulations have not yet been issued. The potential impact of the CARES Act on VW Credit and its affiliates or on the lessees of the leases in the pool is not yet known. It is possible that compliance with the implementing regulations under the CARES Act may impose costs on, or create operational constraints for, VW Credit and may have an adverse impact on the ability of VW Credit to effectively service the leases. Further, certain governmental authorities, including Federal, state or local governments, could enact, and in some cases already have enacted, laws, regulations, executive orders or other guidance that allow lessees to forgo making scheduled payments for some period of time, require modifications to the leases (e.g., waiving accrued interest), preclude creditors from exercising certain rights or taking certain actions with respect to collateral, including repossession or liquidation of the financed vehicles or mandate limited operations or temporary closures of the servicer or its vendors as “non-essential businesses” or otherwise.

The CARES Act provided for the creation of the Federal Pandemic Unemployment Compensation program, which provided an additional $600 per week to individuals collecting traditional unemployment compensation. This benefit was available for weeks of unemployment ending on or before July 31, 2020. The President of the United States has since authorized a similar benefit, at a reduced level, as well as a deferral of certain payroll tax collections through the end of 2020. However, VW Credit cannot predict the impact of the reduced unemployment benefit or the failure by Congress to renew or initiate other relief measures. In addition, it is not known how many lessees may have been receiving any such additional unemployment benefits, or what the effect of any reduction of such benefits may be on the ability of the lessees to meet their payment obligations under the leases allocated to the Transaction SUBI.]

Failure to comply with consumer protection laws could result in a loss.	Federal and state consumer protection laws, including the federal Consumer Leasing Act of 1976 and Regulation M promulgated by the CFPB regulate the creation, collection and enforcement of retail lease contracts such as the leases. Additionally, the CARES Act includes various provisions, such as new requirements affecting credit reporting, designed to protect consumers. However, the majority of implementing regulations under the CARES Act have not yet been issued. Although the liability of the issuing entity to the lessee for violations of applicable federal and state consumer laws may be limited, these laws may make an assignee of a lease, such as the origination trust, liable to the lessee for any violation by the lender. Under certain circumstances, the liability of the origination trust to the lessee for violations of applicable federal and state consumer protection laws may be limited by the applicable law. In some cases, this liability could affect an assignee’s ability to enforce its rights related to the leases. The failure by the origination trust to comply with applicable law may give rise to liabilities on the part of the origination trust or the issuing entity (as owner of the Transaction SUBI).

Further, many states have adopted “lemon laws” that provide vehicle users certain rights in respect of substandard vehicles. A successful claim under a lemon law could result in, among other things, the termination of the related lease and/or the requirement that a portion of payment previously paid by the lessee be refunded. VW Credit will represent and warrant that each lease complies with applicable law in all material respects as of the cutoff date. If that representation and warranty relating to any lease allocated to the Transaction SUBI proves incorrect, materially and adversely affects the interests of the issuing entity or the noteholders and is not timely cured, VW Credit will be required to repurchase the beneficial interest in the noncompliant lease and related leased vehicle from the issuing entity. To the extent that VW Credit fails to make such a repurchase, or to the extent that a court holds the origination trust or the issuing entity liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the origination trust or the issuing entity. If sufficient funds are not available to make both payments to lessees and on your notes, you may suffer a loss on your investment in the notes.

For a discussion of federal and state consumer protection laws which may affect the leases, you should refer to “Material Legal Aspects of the Leases and the Leased Vehicles—Consumer Protection Laws” in this prospectus

Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes.	If a lessee sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the lessee’s obligations to repay amounts due on its lease. As a result, that lease would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and finance charge amounts allocated to the notes are insufficient to cover the applicable default amount.

Requirements for certain European regulated investors and affiliates.

The EU Securitization Regulation is directly applicable in member states of the EU and will be applicable in any non-EU states of the EEA in which it is implemented. Notwithstanding the UK’s withdrawal from the EU on January 31, 2020, the EU Securitization Regulation also continues to apply in the UK following such date until December 31, 2020 under the terms of the withdrawal agreement negotiated between the EU and the UK (the “Transition Period”); but it is currently expected that, with effect from the end of the Transition Period, the EU Securitization Regulation will cease to be applicable in the UK and certain similar UK legislation will take effect.

Article 5 of the EU Securitization Regulation places certain conditions (the “EU Due Diligence Requirements”) on investments in, or other exposures to, “securitisations” (as defined in the EU Securitization Regulation) by “institutional investors”, defined to include (a) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”), (b) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU or (during the Transition Period) the UK, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed

UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the CRR, the EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the CRR (such affiliates, together with all institutional investors, the “Affected Investors”).

Pursuant to the EU Due Diligence Requirements, an Affected Investor investing in a securitization must, amongst other things, verify (a) that the originator, sponsor or original lender retains a material net economic interest of not less than 5% in such securitization in accordance with the EU Securitization Regulation, (b) that the originator, sponsor or issuer has, where applicable, made available information as required by the EU Securitization Regulation, and (c) that certain credit-granting requirements are satisfied.

Although VW Credit will retain credit risk in accordance with Regulation RR as described in this prospectus under “The Sponsor—Credit Risk Retention”, none of VW Credit, the depositor, the underwriters, any of their affiliates or any other party to the transaction described in this prospectus will (a) retain or commit to retain a 5% material net economic interest with respect to this transaction in accordance with the EU Securitization Regulation or (b) take or refrain from taking any action to facilitate or enable compliance by any person with the EU Due Diligence Requirements, or with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions.

Failure by an Affected Investor to comply with the EU Due Diligence Requirements with respect to an investment in the Notes may result in the imposition of a penalty regulatory capital charge on such investment or of other regulatory sanctions by the competent authority of such Affected Investor. Consequently, the notes may not be a suitable investment for Affected Investors, and this may affect the price and liquidity of the notes.

Prospective investors are responsible for analyzing their own regulatory position and should consult with their own investment and legal advisors regarding the application of the EU Securitization Regulation or other applicable regulations and the suitability of the Notes for investment.

[Exit of the United Kingdom from the European Union may adversely affect the performance of the leases and could result in losses or delays in payments or losses on your notes.]	[The UK ceased to be a member of the EU on January 31, 2020 (such withdrawal from the EU being commonly referred to as “Brexit”). This withdrawal took place in accordance with a withdrawal agreement, which provides for the Transition Period. During the Transition Period, EU law continues to apply to and in the UK, any reference to “member states” in such EU law shall be understood as including the UK and the UK will continue to have access to the EU single market.

The UK and the EU have commenced negotiations with regard to the terms of their future relationship. There remains considerable uncertainty surrounding how such negotiations may develop and whether they will have a negative impact on the UK, on the broader global economy and on the value of the British pound. The future effects of Brexit will in large part be dependent on the outcome of these negotiations between the UK and the EU and the extent to which the UK retains access to EU markets at the end of the Transition Period.

Following the conclusion of the Transition Period the UK will no longer be considered a “member state” of the EU and EU law will no longer apply to and in the UK. There is therefore uncertainty as to the scope, nature and terms of the relationship between the UK and the EU that will apply after the end of the Transition Period. The political, legal and regulatory uncertainty surrounding the possibility that no agreement is reached by the end of the Transition Period, or as regards the terms of the future relationship between the UK and the EU if an agreement is reached, has raised concerns that Brexit could adversely affect economic and market conditions in the UK, in the EU and elsewhere, and could introduce potentially significant uncertainty and instability in global financial markets.

The results of these events may significantly impact the volatility, liquidity and/or market value of securities and other financial instruments, including the notes.]

Risks Relating to the Notes

[Retention of some or all of one or more classes of notes by the depositor or an affiliate of the depositor may reduce the liquidity of such notes.]	[Some or all of one or more classes of notes may be retained or purchased by the depositor or an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes of that class already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.]

The failure to make principal payments on any notes will generally not result in an indenture default until the applicable final scheduled payment date.	The amount of principal required to be paid on a note prior to the applicable final scheduled payment date generally will be limited to amounts available for those purposes. Therefore, the failure to pay principal of a note generally will not result in an indenture default until the final scheduled payment date for the applicable notes.

[Payments on the Class B notes are subordinated to payments on the Class A notes.]

[The Class B notes bear greater risk than the Class A notes because certain payments on the Class B notes are subordinated, to the extent described herein, to payments on the Class A notes.

Interest payments on the Class B notes on each payment date will be subordinated to servicing fees due to the servicer, fees and expenses due to the trustees, any net swap payment, any Senior Swap Termination Payment and interest on and, in specified circumstances, principal payments of the Class A notes. Principal payments of the Class B notes will be fully subordinated to principal and interest payments of the Class A notes.]

[The occurrence of certain events of default under the indenture that result in acceleration of the notes may result in a delay or default in the payment of interest on or principal of the Class B notes.]	[After an event of default under the indenture that results in acceleration of the notes [(other than an event of default that arises from the issuing entity’s breach of a covenant, representation or warranty)], the issuing entity will not make any distributions of principal or interest on the Class B notes until payment in full of principal and interest on the Class A notes. This may result in a delay or default in paying interest on or principal of the Class B notes.]

VW Credit, the servicer and the depositor have limited obligations to the issuing entity and will not make payments on the notes.

VW Credit, the servicer, the depositor and their affiliates are not obligated to make any payments to you on your notes. However, VW Credit will make representations and warranties about certain characteristics of the leases and leased vehicles allocated to the related Transaction SUBI.

If a representation or warranty made by VW Credit is untrue, then VW Credit may be required to repurchase the beneficial interest in that lease and the related leased vehicle. In addition, in some circumstances, the servicer may be required to purchase the beneficial interest in leases and leased vehicles if certain covenants made by the servicer with respect to the leases or leased vehicles is breached. While VW Credit or the servicer may be obligated to reallocate or repurchase any beneficial interest in a lease and related leased vehicle if there is a breach of any of their respective representations and warranties or covenants, as applicable, relating thereto which materially and adversely affects the interests of the issuing entity, there can be no assurance given that VW Credit or the servicer, as applicable, will financially be in a position to fund its repurchase obligation and you might experience delays or reductions in payments on your notes.

Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption of the notes or reallocations of the leases and leased vehicles from the Transaction SUBI.

You may receive payments on your notes earlier than you expected for the reasons set forth below. You may not be able to invest the amounts paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes.

•  The rate of return of principal is uncertain. The amount of distributions of principal of your notes and the time when you receive those distributions depend on the rate of payments and losses on the leases and the leased vehicles, which cannot be predicted with certainty. Prepayments, liquidations of defaulted leases or reallocations from the Transaction SUBI of leases and the related vehicles that do not meet certain eligibility criteria will shorten the life of the notes to an extent that cannot be predicted. Further, the leases allocated to the Transaction SUBI may be prepaid, in full or in part, voluntarily or as a result of defaults, theft of or damage to the related leased vehicles or for other reasons. For example, a lessee under certain circumstances may elect to terminate the lease prior to its maturity. Each of these payments will have the effect of accelerating the payment of principal and shortening the average lives of the notes. The servicer cannot predict the actual prepayment rates for the leases and VW Credit’s historical prepayment experience may not reflect circumstances similar to the current economic circumstances. You will bear any reinvestment risk resulting from a faster or slower rate of payments of the leases and leased vehicles.

•  You may be unable to reinvest distributions in comparable investments. The occurrence of an optional redemption or an indenture default resulting in acceleration may require repayment of the notes prior to the expected principal payment date for one or more classes of notes. Asset-backed securities, like the notes, usually produce a faster return of principal to investors as market interest rates fall and produce a slower return of principal when market interest rates rise. As a result, you are likely to receive more money to reinvest at a time when other investments generally are producing a lower yield than that on your notes, and are likely to receive less money to reinvest when other investments generally are producing a higher yield than that on your notes. You will bear the risk that the timing and amount of distributions on your notes will prevent you from attaining your desired yield.

•  An early redemption of the notes from an optional redemption will shorten the life of your investment which may reduce your yield to maturity. If the Transaction SUBI is sold upon exercise of a “clean-up call” by the depositor, the issuing entity will redeem the notes and you will receive the remaining principal amount of your notes plus any other amounts due to noteholders, such as accrued interest through the related payment date. Because your notes will no longer be outstanding, you will not receive the additional interest payments or other distributions that you would have received had the notes remained outstanding. If you bought your notes at par or at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised. See “Description of the Transaction Documents—Redemption of the Notes” in this prospectus for a more detailed description of the depositor’s “clean-up call” option.

You must rely for repayment only upon the issuing entity’s assets which may not be sufficient to make full payments on your notes.	Your notes are secured solely by the assets of the issuing entity. Your notes will not represent an interest in or an obligation of VW Credit, the origination trust, the depositor or any of their respective affiliates. VW Credit and the servicer may have a limited obligation to repurchase the beneficial interest in some leases and related leased vehicles under some circumstances as described in this prospectus. Distributions on any class of notes will depend solely on the amount and timing of payments and other collections in respect of the leases and the credit enhancement described herein. We cannot assure you that these amounts, together with sales proceeds of the related leased vehicles, will be sufficient to make full and timely distributions on your notes. The notes and the leases will not be insured or guaranteed, in whole or in part, by the United States or any governmental entity or any other party.

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate hedge agreements and you may suffer losses on your notes if interest rates rise.]

[The leases allocated to the Transaction SUBI on the closing date will provide for level monthly payments, while the [Class A-4] notes will bear interest at a floating rate based on a spread over a benchmark, which will initially be one-month LIBOR. [Even though the issuing entity will issue the [Class A-4] notes as floating rate notes, it will not enter into any interest rate swap or cap agreements in connection with the issuance of the [Class A-4] notes.]

If the floating rate payable by the issuing entity in respect of the [Class A-4] notes increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes, including the [Class A-4] notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

The issuing entity will make payments on the [Class A-4] notes out of its generally available funds—not solely from funds that are dedicated to the [Class A-4] notes. Therefore, an increase in the benchmark would reduce the amounts available for distribution to holders of all notes, not just the holders of the [Class A-4] notes.]

[Risks associated with the interest rate swap.]

[The issuing entity will enter into an interest rate swap transaction under an interest rate swap agreement to hedge the floating interest rate on the [Class A-4] notes. The issuing entity may use payments made by the swap counterparty to make interest and other payments on each payment date.

During those periods in which the floating rate payable by the swap counterparty is substantially greater than the fixed rate payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the swap counterparty fails to pay a net swap receipt, and collections on the leases and leased vehicles and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

During those periods in which the floating rate payable by the swap counterparty under the interest rate swap agreement is less than the fixed rate payable by the issuing entity under the interest rate swap agreement, the issuing entity will be obligated to make a net swap payment to the swap counterparty. The issuing entity’s obligation to pay a net swap payment to the swap counterparty is secured by the issuing entity property.

An event of default under the indenture may result in payments on your notes being accelerated. The swap counterparty’s claim for a net swap payment will be higher in priority than all payments on the notes, and the swap counterparty’s claim for any due and unpaid senior swap termination payment will be equal in priority to payments of interest on the notes and higher in priority than all payments of principal on the notes. If a net swap payment is due to the swap counterparty on a payment date and there are insufficient collections on the leases and leased vehicles and insufficient funds on deposit in the reserve account to make payments of interest and principal on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.

The interest rate swap agreement generally may not be terminated except upon the occurrence of specific events, which are described in this prospectus in “The Notes—Interest Rate Swap Agreement.” Depending on the reason for the termination, a termination payment may be due to the issuing entity or to the swap counterparty. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the swap counterparty fails to make a termination payment owed to the issuing entity under the interest rate swap agreement, the issuing entity may not be able to enter into a replacement interest rate swap agreement. If this occurs, the amount available to pay principal of and interest on the notes will be reduced to the extent the interest rate on the [Class A-4] notes exceeds the fixed rate the issuing entity would have been required to pay the swap counterparty under the interest rate swap agreement.

If the issuing entity is required to make a Senior Swap Termination Payment to the swap counterparty, that payment will be senior to all payments on the Class [B] notes and principal payments on the Class [A] notes but equal in priority to interest payments on the Class A notes. A Senior Swap Termination Payment to the swap counterparty could cause a shortfall in funds available on any payment date, in which case you may experience delays or reductions on the interest and principal payments of your notes.

If the interest rate swap agreement is terminated and no replacement is entered into and collections on the leases and leased vehicles and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your notes you may experience delays and/or reductions in the interest on and principal payments of your notes.]

[Risks associated with the interest rate cap.]

[The issuing entity will enter into an interest rate cap transaction under an interest rate cap agreement to hedge the floating interest rate on the [Class A-4] notes. The issuing entity may use payments made by the cap counterparty to make interest and other payments on each payment date.

During those periods in which LIBOR (or the Benchmark Replacement) exceeds the cap rate of [•]%, the issuing entity will be more dependent on receiving payments from the cap counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the cap counterparty fails to make a required payment under the interest rate cap, and collections on the leases and leased vehicles and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

The interest rate cap agreement generally may not be terminated except upon the occurrence of specific events, which are described in this prospectus in “The Notes—Interest Rate Cap Agreement”. Depending on the reason for the termination, a termination payment may be due to the issuing entity. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the cap counterparty fails to make a termination payment owed to the issuing entity under the interest rate cap agreement, the issuing entity may not be able to enter into a replacement interest rate cap agreement. If this occurs, the amount available to pay principal of and interest on the notes will be reduced to the extent the interest rate on the [Class A-4] notes exceeds the cap rate of [•]% under the interest rate cap agreement.

If the interest rate cap agreement is terminated and no replacement is entered into and collections on the leases and leased vehicles and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your notes you may experience delays and/or reductions in the interest on and principal payments of your notes.]

[Risks associated with unknown allocation of Class A-4 notes.]	[The allocation of the initial principal amount between the Class [A-4-A] notes and the Class [A-4-B] notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, including a scenario in which the entire initial principal amount of the Class [A-4] notes is allocated to the fixed rate [Class A-4-A] notes and none of the initial principal amount is allocated to the floating rate [Class A-4-B] notes.]

[Risks associated with unknown initial principal amount of notes.]	[It is not expected to be known until the day of pricing whether the issuing entity will issue notes with an aggregate initial principal amount of either $[___] or $[___]. VW Credit will determine such amount based on, among other factors, market conditions at the time of pricing. The size of a class of notes may affect the liquidity or lack thereof of such class, as smaller classes of notes may be less liquid than a larger class might otherwise be. In addition, the size of a class of notes is inversely proportional to the voting power of the related noteholders. If your class of notes is larger than you expected, then the voting power of your notes will be diluted.]

[Negative benchmark rates would reduce the rate of interest on the [Class A-4] notes.]

[The interest rate to be borne by the [Class A-4] notes is based on a spread over a benchmark, which will initially be one-month LIBOR. The London Interbank Offered Rate, or LIBOR (the initial benchmark), serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money.

Changes in the benchmark will affect the rate at which the [Class A-4] notes accrue interest and the amount of interest payments on the [Class A-4] notes. To the extent that the benchmark decreases below 0.00% for any interest period, the rate at which the [Class A-4] notes accrue interest for such interest period will be reduced by the amount by which the benchmark is negative; provided that the interest rate on the [Class A-4] notes for any interest period will not be less than 0.00%. A negative benchmark rate could result in the interest rate applied to the [Class A-4] notes decreasing to 0.00% for the related interest period]

[Developments regarding LIBOR and any change to a benchmark replacement for the [Class A-4] notes could adversely affect the market value and/or liquidity of the [Class A-4] notes.]

[The chief executive of the UK Financial Conduct Authority (the “FCA”), which regulates the administrator of LIBOR, announced in 2017 that the FCA expects, by no later than the end of 2021, to cease taking steps aimed at ensuring the continuing availability of LIBOR in its current form, and that the panel banks that submit information to the administrator of LIBOR have undertaken to continue to do so until the end of 2021. It is unknown whether any banks will continue to voluntarily submit rates for the calculation of LIBOR up to or after 2021 or whether LIBOR will continue to be published by its administrator based on these submissions or on any other basis. It is not possible to predict the effect of these developments, other reforms, the establishment and adoption of alternative benchmark rates or a change to a benchmark replacement for the [Class A-4] notes. The resulting uncertainty could adversely affect the market value and/or liquidity of the [Class A-4] notes.

In addition, as described under “The Notes—Payments of Interest,” one-month LIBOR will be replaced as the benchmark for the [Class A-4] notes following the occurrence of a benchmark transition event and its related benchmark replacement date. The benchmark transition events generally include the making of public statements or publication of information by the administrator of the benchmark, its regulatory supervisor or certain other governmental authorities that the benchmark will no longer be provided or is no longer representative of the underlying market or economic reality. However, we cannot provide any assurances that these events will be sufficient to trigger a change in the benchmark at all times when the then-current benchmark is no longer representative of market interest rates, or that these events will align with similar events in the market generally or in other parts of the financial markets, such as the derivatives market.

Further, as described under “The Notes—Payments of Interest,” the benchmark replacement will depend on the availability of various alternative benchmarks, the first of which is term SOFR, the second of which is compounded SOFR and the last two of which are not currently specified. The Secured Overnight Financing Rate, or “SOFR,” was selected by the Alternative Reference Rates Committee, or “ARRC,” of the Federal Reserve Bank of New York, or the “FRBNY,” as the replacement for LIBOR. However, because SOFR is a secured, risk-free rate, while LIBOR is an unsecured rate reflecting counterparty risk, SOFR will not be representative of LIBOR. The FRBNY started publishing SOFR in April 2018. The FRBNY has also started publishing historical indicative SOFR dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over the term of the [Class A-4] notes may bear little or no relation to the historical actual or historical indicative data. Moreover, one-month LIBOR is a forward-looking term rate. Term SOFR, which is expected to be a similar forward-looking term rate which will be based on SOFR, is the first alternative for the benchmark replacement, but it currently does not exist and is being developed under the sponsorship of the FRBNY, and we cannot provide any assurances that the development of term SOFR will be completed. If term SOFR is not available as of the benchmark replacement date, the next available benchmark replacement is compounded SOFR. Compounded SOFR is a backward-looking rate generally calculated using actual rates during the interest accrual period, and may be even less representative of one-month LIBOR. Finally, if a benchmark replacement other than term SOFR is chosen because term SOFR is not initially available, term SOFR will become the benchmark replacement if it later becomes available, which could lead to further volatility in the interest rate on the [Class A-4] notes. In order to compensate for these differences in the benchmark, a benchmark replacement adjustment will be included in any benchmark replacement. However, we cannot provide any assurances that any benchmark replacement adjustment will be sufficient to produce the economic equivalent of the then-current benchmark, either at the benchmark replacement date or over the life of the [Class A-4] notes. As a result of each of the foregoing factors, we cannot provide any assurances that the characteristics of any benchmark replacement will be similar to the then-current benchmark that it is replacing, or that any benchmark replacement will produce the economic equivalent of the then-current benchmark that it is replacing.

It is intended that the replacement of the benchmark will not be a taxable event for noteholders of the [Class A-4] notes, although this result is not entirely clear. The United States Department of the Treasury recently released proposed regulations that generally provide that the replacement of a LIBOR-based rate of interest using an alternative method will not be treated as a deemed exchange or taxable event, provided that certain requirements are met, including a “fair market value” requirement. These regulations are proposed to apply to transactions taking place on or after the date the final regulations are published. However, generally, a taxpayer may currently rely on the proposed regulations provided that the taxpayer and any related parties apply the proposed regulations in a consistent manner. It is unclear whether these proposed regulations would apply to the [Class A-4] notes, and noteholders are encouraged to consult their own tax advisors with respect to a change in the benchmark rate for the [Class A-4] notes.

Finally, the administrator acting on behalf of the issuing entity will have discretion in certain elements of the benchmark replacement process, including determining if a benchmark transition event and its related benchmark replacement date has occurred, determining which benchmark replacement is available and, if the term SOFR or compounded SOFR is not available, selecting a benchmark replacement, determining the benchmark replacement adjustment and making benchmark replacement conforming changes. The noteholders will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

Any of the above matters or any other significant change to the setting or existence of LIBOR or any successor benchmark for the [Class A-4] notes could affect the amounts available to the issuing entity to meet its obligations under the [Class A-4] notes and/or could have a material adverse effect on the value or liquidity of, and the amount payable under, the [Class A-4] notes.]

General Risk Factors

Risk of loss or delay in payment may result from delays in the transfer of servicing due to the servicing fee structure.	Because the servicing fee is structured as a percentage of the aggregate securitization value of the leases and leased vehicles, the amount of the servicing fee payable to the servicer may be considered insufficient by potential replacement servicers if servicing is required to be transferred at a time when much of the outstanding aggregate securitization value of the leases and leased vehicles has been repaid. Due to the reduction in servicing fee as described in the foregoing, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under such circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.	If certain indenture defaults occur and the notes are accelerated, the indenture trustee may liquidate the assets of the issuing entity. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal amount of a class of notes to be paid before the related final scheduled payment date will involve the prepayment risks described under “Risk Factors—Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption of the notes or reallocations of the leases and leased vehicles from the Transaction SUBI” in this prospectus.

Your share of possible losses may not be proportional.	Principal payments on the notes generally will be made to the holders of the notes sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. As a result, a class of notes with a later maturity may absorb more losses than a class of notes with an earlier maturity.

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]

[On one or more occasions following the closing date until the end of the funding period, the issuing entity may apply amounts on deposit in the pre-funding account to purchase the beneficial interest in additional leases and related leased vehicles from the depositor, which, in turn, will acquire the beneficial interest in these leases and related leased vehicles from VW Credit.

Any amounts remaining on deposit in the pre-funding account (excluding investment earnings) that have not been used by the end of the funding period will be used to prepay the principal of the notes either on a sequential or pro rata basis as described under “Description of the Transaction Documents—The Accounts—Pre-Funding Account”. This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain assets meeting the requirements for sale to the issuing entity will increase the likelihood of this prepayment of principal. As a result, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

Prepayments, potential losses and a change in the order of priority of principal payments may result from an indenture default.

An indenture default may result in payments on your notes being accelerated. As a result:

•  you may suffer losses on your notes if the assets of the issuing entity are insufficient to pay the amounts owed on your notes;

•  payments on your notes may be delayed until more senior classes of notes are repaid; and

•  your notes may be repaid earlier than scheduled, which may require you to reinvest your principal at a lower rate of return.

The absence of a secondary market could limit your ability to resell your notes.	If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the notes. The underwriters will do so by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes and may stop making offers at any time. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity. [There have been times in the past where there have been very few buyers of asset-backed securities, and there may be these times again in the future.] As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

Lack of liquidity in the secondary market may adversely affect the ability to sell your notes.	[Recent and, in some cases, continuing events in the global financial markets, including the failure, acquisition or government seizure of several major financial institutions, the establishment of government bailout programs for financial institutions, problems related to subprime mortgages and other financial assets, the de-valuation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the de-leveraging of structured investment vehicles, hedge funds, financial institutions and other entities, the lowering of rates on certain asset-backed securities and Brexit and the related uncertainty surrounding the future of the UK’s relationship with the EU, have caused a significant reduction in liquidity in the secondary market for asset-backed securities. This period of illiquidity may continue, and even worsen, and may adversely affect the value of your notes.] As a result of the foregoing, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price you wish to receive. See “Risk Factors—The absence of a secondary market for the notes could limit your ability to resell your notes” in this prospectus.

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

Ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by its final scheduled payment date. Ratings do not consider to what extent the notes will be subject to prepayment or that the principal of any class of notes will be paid prior to the final scheduled payment date for that class of notes, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the Hired Agencies on a website that is accessible by a rating agency that is not a Hired Agency. The ratings of the notes may be lowered by a rating agency (including the Hired Agencies) following the initial issuance of the notes as a result of losses on the leases in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to replace or supplement any credit support, or to take any other action to maintain any ratings of the notes.

Accordingly, there is no assurance that the ratings assigned to any note on the closing date will not be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your note may be adversely affected.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies. As of the date of this prospectus, the depositor was not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase any notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your note may be adversely affected.

Potential rating agency conflict of interest and regulatory scrutiny.	The Hired Agencies have been hired by the sponsor to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the Hired Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services. Furthermore, rating agencies, including the Hired Agencies, have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the market value of the notes and your ability to resell your notes.

[The rating of a [swap] [cap] counterparty could have an adverse affect on the ratings of the notes.]

[If the issuing entity enters into the interest rate [swap] [cap] agreement, the hired rating agencies will consider the provisions of the interest rate [swap] [cap] agreement, and the rating of the [swap] [cap] counterparty in rating the notes. If a rating agency downgrades the debt rating of the [swap] [cap] counterparty, it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [swap] [cap] counterparty may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1.  assign the interest rate [swap] [cap] agreement to another party;

2.  obtain a replacement interest rate [swap] [cap] agreement, as applicable, on substantially the same terms as the interest rate [swap] [cap] agreement; or

3.  establish any other arrangement satisfactory to the rating agencies.

Any interest rate [swap] [cap] involves a high degree of risk. The issuing entity will be exposed to this risk should it enter into the interest rate [swap] [cap] agreement. For this reason, only investors capable of understanding these risks should invest in the notes. See “The Notes—Interest Rate Swap Agreement” in this prospectus]

Because the notes are in book-entry form, your rights can only be exercised indirectly.

Because the notes will initially be issued in book-entry form, you will be required to hold your interest in your notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System in Europe or Asia. Transfers of interests in the notes within The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank/S.A./NV as operator of the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “The Notes—Definitive Notes” in this prospectus. Unless and until the notes cease to be held in book-entry form, the transaction parties will not recognize you as a holder of the notes.

As a result, you will only be able to exercise the rights as a noteholder indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream Banking, société anonyme and Euroclear Bank S.A./NV as operator of the Euroclear System (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge or transfer your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.

Interest on and principal of the notes will be paid by the issuing entity to The Depository Trust Company as the record holder of notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the issuing entity.

The notes may not be a suitable investment for you.	The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risks, the tax consequences of an investment in the notes and the interaction of these factors.

OVERVIEW OF THE TRANSACTION

Please refer to page [__] for a diagram providing an overview of the transaction described in this prospectus. You can find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page [__].

All of the motor vehicle dealers in the VW Credit, Inc. (“VW Credit”) network of dealers have entered into agreements pursuant to which they have assigned and will assign retail closed-end motor vehicle lease contracts to VW Credit Leasing, Ltd., a Delaware statutory trust (the “origination trust”). The origination trust was created in June 1999 to avoid the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases. The origination trust issued to VW Credit the undivided trust interest representing the entire beneficial interest in the unallocated assets of the origination trust. In this prospectus, we refer to the undivided trust interest in the origination trust as the “UTI.” See “The Origination Trust—Property of the Origination Trust” in this prospectus. In connection with this transaction, VW Credit will instruct the trustees of the origination trust:

•	to establish a special unit of beneficial interest in the origination trust (the “Transaction SUBI”); and

•

to allocate a separate portfolio of leases and the related vehicles leased under the leases and some related assets of the origination trust to the Transaction SUBI. A lease, the related leased vehicle and the other origination trust assets directly related to the lease and leased vehicle are collectively called a “Unit,” and all of the Units allocated to the Transaction SUBI are called the “Included Units.”

The Transaction SUBI will represent the entire beneficial interest in the Included Units. The origination trust will issue a certificate evidencing the interest in the Transaction SUBI (the “Transaction SUBI Certificate”) to or upon the order of VW Credit, as beneficiary of the UTI. Upon the creation of the Transaction SUBI, the Included Units will no longer constitute assets of the origination trust represented by the UTI and VW Credit’s interest in the origination trust assets represented by the UTI will be reduced accordingly. The Transaction SUBI will evidence an indirect beneficial interest, rather than a direct legal interest, in the Included Units. The Transaction SUBI will not represent a beneficial interest in any origination trust assets other than the Included Units. Payments made on or in respect of any origination trust assets other than the Included Units will not be available to make payments on the notes. VW Credit, as beneficiary of the UTI, may from time to time cause special units of beneficial interest similar to the Transaction SUBI (each, an “Other SUBI”) to be created. The issuing entity (and, accordingly, the noteholders) will have no interest in the UTI, any Other SUBI or any assets of the origination trust evidenced by the UTI or any Other SUBI. See “The Origination Trust” and “The Transaction SUBI” in this prospectus.

On the closing date, VW Credit will sell, transfer and assign the Transaction SUBI Certificate to Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “depositor”). The depositor will in turn transfer and assign the Transaction SUBI Certificate to Volkswagen Auto Lease Trust [____-__], a newly formed Delaware statutory trust (the “issuing entity”). The issuing entity will issue the notes in an aggregate principal amount of $[___] (the “initial note balance”), and will pledge the Transaction SUBI Certificate to the indenture trustee as security therefor. Each note will represent an obligation of the issuing entity.

The notes are the only securities being offered by this prospectus.

The depositor expects that the notes will receive credit ratings from the Hired Agencies. See “Summary of Terms—Ratings” and “Risk Factors—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes” above for further information concerning the ratings assigned to the notes, including the limitations of those ratings.

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes to:

•	purchase the Transaction SUBI Certificate from VW Credit;

•	[deposit the pre-funded amount, if any, into the pre-funding account; and]

•	[make the initial deposit into the risk retention reserve account; and]

•	make the initial deposit into the reserve account.

Any remaining amounts will be added to the depositor’s general funds and may be distributed to VW Credit, as the sole equity member of the depositor.

[The depositor or its affiliates will use $[________] of the net proceeds of the offering of the notes to pay their respective debts, including “warehouse” debt secured by the Included Units prior to their allocation to the Transaction SUBI, and for general purposes. Any debt may be owed to the owner trustee, the indenture trustee or to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, so a portion of the proceeds that is used to pay debt may be paid to the underwriters, the owner trustee, the indenture trustee or their respective affiliates.] [The depositor or its affiliates will not use the net proceeds of the offering of the notes to pay any “warehouse” debt secured by the Included Units prior to their allocation to the Transaction SUBI.] [Payment of any expenses incurred in connection with the selection and acquisition of the Included Units will be made by the depositor or its affiliates directly, rather than out of offering proceeds.]

THE ISSUING ENTITY

Limited Purpose and Limited Assets

Volkswagen Auto Lease Trust 20[__]-[__] is a statutory trust formed on [_____], 20[__] under the laws of the State of Delaware by the depositor for the purpose of owning the Transaction SUBI Certificate and issuing the notes. The issuing entity will be established and operated pursuant to a trust agreement. VW Credit will be the “administrator” of the issuing entity. The depositor will be the initial holder of the issuing entity’s certificate.

The issuing entity will engage in the following activities:

•	issuing, selling, transferring and exchanging the notes and the certificates of beneficial interest in the issuing entity;

•	acquiring the Transaction SUBI Certificate and the other property and assets of the issuing entity;

•

making deposits to and withdrawals from the collection account, the reserve account [, swap termination payment account] [the risk retention reserve account,] [the pre-funding account,] and the principal distribution account;

•	assigning, granting, transferring, mortgaging, conveying and pledging the property of the issuing entity;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

•	making payments on the notes and distributions on the issuing entity’s certificate;

•

holding, managing and distributing to the holders of the issuing entity’s certificate any portion of the issuing entity property released from the lien of, and remitted to the issuing entity pursuant to, the indenture;

•	entering into and performing its obligations under the transaction documents to which it is a party;

•

engaging in other transactions, including entering into agreements, that are necessary, suitable or convenient to accomplish, or that are incidental to or connected with, any of the foregoing activities; and

•

subject to compliance with the transaction documents, engaging in such other activities as may be required in connection with conservation of the issuing entity property and the making of distributions to the holders of the notes and the certificate.

[The depositor or its affiliate may retain all or a portion of a class or classes of notes for its own account. Some or all of such retained notes may be resold by the depositor or its affiliate at any time on or after the closing date in one or more negotiated transactions at varying prices to be determined at the time of sale. Notes owned by the issuing entity, the depositor and their respective affiliates will be entitled to all benefits afforded to the notes except that they generally will not be deemed outstanding for the purpose of making requests, demands, authorizations, directions, notices, consents or other actions under the transaction documents.]

The issuing entity may not engage in any additional activities other than in connection with the foregoing purposes, other than as required or authorized by the terms of the issuing entity’s trust agreement or the other transaction documents or the Delaware Statutory Trust Act.

The issuing entity’s trust agreement, including permissible activities, may be amended in accordance with the procedures described in “Description of the Transaction Documents—Amendment Provisions” in this prospectus.

The issuing entity’s principal offices initially will be in [_____], Delaware, in care of the owner trustee, at the address listed below under “The Trustees—The Owner Trustee.” [Unless otherwise determined by the issuing entity, the issuing entity will have the same fiscal year as the servicer.] As of the date of this prospectus, the fiscal year of the issuing entity begins on [January 1st] of each year and ends on [December 31st].

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date:

Transaction SUBI Certificate	$	[___________	]
[Pre-funding Account]	$	[___________	]
Reserve Account	$	[___________	]
[Risk Retention Reserve Account]	$	[___________	]

The following table illustrates the expected liabilities of the issuing entity as of the closing date [(1)]:

Class A-1 Asset Backed Notes	$	[___________	]
Class A-2 Asset Backed Notes	$	[___________	]
Class A-3 Asset Backed Notes	$	[___________	]
Class A-4 Asset Backed Notes	$	[___________	]
[Class B Asset Backed Notes]	$	[___________	]
Certificate	$	[___________	]

Total	$	[___________	]

[(1)	All or a portion of one or more classes of notes may be initially retained by the depositor or an affiliate thereof.]

The issuing entity will also issue a certificate, which is not offered by this prospectus, and initially will be held by the depositor. The certificate represents the residual interest in the issuing entity. On each payment date, the holder of the certificate will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “Description of the Transaction Documents—Priority of Payments”.

[The issuing entity will also be liable for payments to the swap counterparty as described in “The Notes—Interest Rate Swap Agreement” in this prospectus.]

The Issuing Entity Property

The notes will be collateralized by the “issuing entity property”. The primary asset of the issuing entity will be the Transaction SUBI Certificate.

The issuing entity property will consist of all the right, title and interest of the issuing entity in and to:

[•	rights under the interest rate [swap] [cap] agreement and payments made by the [swap] [cap] counterparty under the interest rate [swap] [cap] agreement;]

•

the Transaction SUBI Certificate, evidencing a 100% beneficial interest in the Transaction SUBI and the Included Units, including the rights to payments thereunder after [_____, __] (the “cutoff date”);

•	the Transaction SUBI;

•

funds on deposit in the reserve account, [the risk retention reserve account,] [the pre-funding account,] the principal distribution account, the collection account and any other account or accounts established pursuant to the indenture and all cash, investment property and other property from time to time credited thereto and all proceeds thereof (including investment earnings—net of losses and expenses—on amounts on deposit therein);

•	the rights of the depositor, as buyer, under the SUBI sale agreement;

•	the rights of the issuing entity, as buyer, under the SUBI transfer agreement;

•

the rights of the issuing entity as a third-party beneficiary under the base servicing agreement, origination trust agreement and the supplements to those agreements, to the extent relating to the Included Units; and

•	all proceeds of the foregoing.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture.

Material Covenants

The indenture will provide that the issuing entity will not, among other things:

•

engage in any activities other than financing, acquiring, owning, pledging and managing the Transaction SUBI Certificate and the other collateral as contemplated by the indenture and the other transaction documents;

•	sell, transfer, exchange or otherwise dispose of any of its assets, except as expressly permitted by the indenture and the other transaction documents;

•

claim any credit on or make any deduction from the principal and interest payable in respect of the notes — other than amounts withheld from such payments under the Internal Revenue Code of 1986, as amended (the “Code”) or applicable state law — or assert any claim against any present or former noteholder because of the payment of taxes levied or assessed upon any part of the issuing entity property;

•

permit (1) the validity or effectiveness of the indenture to be impaired, (2) the lien of the indenture to be amended, hypothecated, subordinated, terminated or discharged, (3) any person to be released from any covenants or obligations under the indenture except as may be expressly permitted thereby, (4) any adverse claim (other than liens permitted under the transaction documents) to be created on or extend to or otherwise arise upon or burden any part of the issuing entity property, or any interest therein or the proceeds therefrom or (5) except as provided in the transaction documents, the lien of the indenture not to constitute a valid first priority (other than any liens permitted under the transaction documents) security interest in issuing entity property;

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents;

•	dissolve or liquidate in whole or in part, except as permitted by the transaction documents; or

•	merge or consolidate with any other person.

THE TRUSTEES

The Owner Trustee

[_____] is the “owner trustee” of the issuing entity under the trust agreement. [_____] is a [Delaware banking corporation] and its principal offices are located at [_____].

[_____] has served and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle leases [and motor vehicle receivables].

[_____] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_____] does not believe that the ultimate resolution of any of these proceedings is material to noteholders.

[Insert additional disclosure pursuant to Items 1109 and 1119 of Regulation AB.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The depositor and its affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates. The [servicer][administrator] will be responsible for paying the owner trustee’s fees and for indemnifying the owner trustee against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents. To the extent these fees and indemnification amounts are not paid by the [servicer][administrator], they will be payable out of Available Funds as described in “Description of the Transaction Documents—Priority of Payments” in this prospectus.

For a description of the roles and responsibilities of the owner trustee, see “Description of the Transaction Documents—Authority and Duties of the Owner Trustee.”

The Indenture Trustee

[_____], a [national banking association], is the “indenture trustee” under the indenture for the benefit of the noteholders. You may contact the indenture trustee at [_____], or by calling [_____].

[_____] has served and currently is serving as indenture trustee for numerous securitization transactions and programs involving pools of motor vehicle leases [and motor vehicle receivables].

[_____] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_____] does not believe that the ultimate resolution of any of these proceedings is material to noteholders.

[Insert additional disclosure pursuant to Items 1109 and 1119 of Regulation AB.]

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. The seller and its affiliates may maintain normal commercial and investment banking relations with the indenture trustee and its affiliates. The [servicer][administrator] will be responsible for paying the indenture trustee’s fees and for indemnifying the indenture trustee against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents. To the extent these fees and indemnification amounts are not paid by the [servicer][administrator], they will be payable out of Available Funds as described in “Description of the Transaction Documents—Priority of Payments” in this prospectus. In no event shall the indenture trustee have any responsibility to monitor or enforce compliance with the credit risk retention requirements for asset-backed securities or other rules or regulations relating to risk retention.

For a description of the roles and responsibilities of the indenture trustee, see “Description of the Transaction Documents” in this prospectus.

The UTI Trustee, the Administrative Trustee [and SUBI Trustee]

[_____] (“[_____]”), a [national banking association], will act as UTI trustee and administrative trustee for the origination trust [and SUBI trustee for the Transaction SUBI] under the Transaction SUBI trust agreement. Since the creation of the origination trust, [_____] has served as the UTI trustee and the administrative trustee. [Add information regarding [_____]’s experience as UTI trustee.]

[_____] is not affiliated with VW Credit or any of its affiliates. VW Credit, and its affiliates may maintain normal commercial banking or investment banking relationships with [_____] and its affiliates. VW Credit and its affiliates may maintain normal commercial banking or investment banking relationships with [_____] and its affiliates. [_____] is also the UTI trustee and the administrative trustee of the origination trust. The principal offices of [_____] are located at [_____], and its telephone number is [__].

[_____] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_____] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as UTI trustee [and as SUBI trustee].

The Delaware Trustee

[_____] (“[_____]”), a [Delaware banking association], is the Delaware trustee for the origination trust. Since [the creation of the origination trust], [_____] has served as the Delaware trustee. [Add information regarding [_____]’s experience as Delaware trustee.]

[_____] is not affiliated with VW Credit or any of its affiliates. VW Credit and its affiliates may maintain normal commercial banking relations with the Delaware trustee and its affiliates. The principal offices of [_____] are located at [_____], and its telephone number is [__].

[_____] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_____] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as Delaware trustee.

THE ORIGINATION TRUST

The origination trust is a Delaware statutory trust and is governed by the trust agreement, dated as of June 2, 1999 (the “origination trust agreement”), among VW Credit, as settlor and initial beneficiary, and the origination trustees. The primary business purpose of the origination trust is to take assignments of, and serve as record holder of title to, the Units in order to facilitate sale or financing transactions involving Units, including the securitization of Units in connection with the issuance of asset backed securities.

Under the origination trust agreement, the origination trust has not and may not:

•

issue beneficial or other interests in the origination trust assets or securities other than (i) the Transaction SUBI and the Transaction SUBI Certificate, (ii) Other SUBIs and one or more certificates representing each Other SUBI (the “Other SUBI Certificates”) and (iii) the UTI and one or more certificates representing the UTI (the “UTI Certificates”);

•	borrow money on behalf of the origination trust;

•	make loans or extend credit on behalf of the origination trust;

•	underwrite securities;

•	offer securities in exchange for origination trust assets, with the exception of the Transaction SUBI Certificate, Other SUBI Certificates and the UTI Certificates;

•	repurchase or otherwise reacquire any UTI Certificate or, except as permitted by or in connection with permitted financing transactions, the Transaction SUBI Certificate or any Other SUBI Certificate;

•	have any employees;

•	own any real property; or

•	except for the acquisition of origination trust assets and agreements relating to permitted financing transactions, enter into any agreements or contracts.

To provide for the servicing of the origination trust assets, the origination trust and VW Credit, as servicer, have entered into an Amended and Restated Servicing Agreement (the “base servicing agreement”), dated as of December 21, 2000.

For further information regarding the origination trust and the servicing of the leases and leased vehicles, you should refer to “The Origination Trust Agreement and the Transaction SUBI Supplement” and “Description of the Transaction Documents—Servicing the Leases” in this prospectus.

Property of the Origination Trust

The assets of the origination trust generally consist of:

•	cash;

•	leases originated by VW Credit, a dealer or directly by the origination trust;

•	leased vehicles and all proceeds of those leased vehicles;

•	the right to proceeds from all dealer repurchase obligations, if any, relating to any lease or leased vehicle;

•	all warranty and indemnity claims against the manufacturer or distributor of a vehicle;

•	all guarantees given in connection with any lease;

•

the rights under and proceeds from insurance policies, if any, covering the leases, the related lessees or the leased vehicles, including but not limited to residual value, liability and credit life insurance;

•	any security deposits to the extent due to the lessor under the related lease; and

•	all proceeds of the foregoing.

From time to time after the date of this prospectus, additional leases will be originated by or assigned to the origination trust and, as described below, title to the related leased vehicles will be in the name of the origination trust (or a nominee or trustee thereof on behalf of the origination trust). These additional leases will not be allocated to the Transaction SUBI.

Lease Origination and the Titling of Vehicles

Under each lease, the origination trust (or a nominee or trustee of the origination trust) will be listed as the owner of the related leased vehicle on its certificate of title. Liens will not be placed on the certificates of title, and there will be no indication on any certificates of title to reflect the interest in the leased vehicles of the issuing entity, as holder, or the indenture trustee, as pledgee, of the Transaction SUBI Certificate. The certificates of title to those leased vehicles registered in several states may, however, reflect a first lien or “administrative lien” held by the origination trust or the servicer that will exist solely to provide for delivery of title documentation for those leased vehicles to the servicer. Each entity that records an administrative lien (other than the origination trust) will enter into an agreement by which it acknowledges that it has no interest in the related leased vehicles and additionally waives, quitclaims and releases any claim that it may have against the leased vehicles by virtue of those liens.

All Units owned by the origination trust will be held for the benefit of entities that from time to time hold beneficial interests in the origination trust. Those interests will be evidenced with respect to:

•	Units not allocated to the Transaction SUBI or any Other SUBI, by the UTI;

•	Units included in this transaction, by the Transaction SUBI; and

•	Units financed in another transaction, by one or more Other SUBIs.

Entities holding beneficial interests in the origination trust will not have a direct ownership in the related leases or a direct ownership or perfected security interest in the related leased vehicles.

THE DEPOSITOR

The “depositor”, Volkswagen Auto Lease/Loan Underwritten Funding, LLC, a wholly owned special purpose subsidiary of VW Credit, was formed on August 9, 2002 as a Delaware limited liability company named Volkswagen Auto Lease Underwritten Funding, LLC. On December 15, 2006, Volkswagen Auto Lease Underwritten Funding, LLC changed its name to Volkswagen Auto Lease/Loan Underwritten Funding, LLC. The principal place of business of the depositor is at 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171. You may also reach the depositor by telephone at (703) 364-7000. The depositor was formed to purchase, accept capital contributions of or otherwise acquire motor vehicle retail installment sale contracts and motor vehicle loans; to own, sell, and assign the Transaction SUBI Certificate; and to issue and sell one or more securities. Since its inception, the depositor has been engaged in these activities solely as (i) the purchaser of Transaction SUBI Certificates from VW Credit pursuant to SUBI sale agreements, (ii) the seller of Transaction SUBI Certificates to securitization trusts pursuant to SUBI transfer agreements, (iii) the depositor that formed various securitization trusts pursuant to trust agreements, (iv) the entity that executes underwriting agreements in connection with issuances of asset-backed securities, (v) the purchaser of motor vehicle loans and motor vehicle installment sale contracts from VW Credit pursuant to purchase agreements and (vi) the seller of motor vehicle loans and motor vehicle installment sale contracts to securitization trusts pursuant to sale agreements.

THE SPONSOR

VW Credit was incorporated in the State of Delaware in April 1981 and is a wholly owned subsidiary of Volkswagen Group of America, Inc. (“Volkswagen Group of America”). Volkswagen Group of America is a wholly owned subsidiary of Volkswagen Aktiengesellschaft (“Volkswagen AG”). The principal activity of VW Credit is acting as a finance subsidiary of Volkswagen Group of America, including purchasing retail installment sale contracts, installment loans and leases from Volkswagen and Audi dealers. VW Credit offers and services a wide range of automobile-related financial products, including wholesale floorplan financing and retail auto loan and lease financing.

The principal place of business of VW Credit is at 2200 Ferdinand Porsche Drive, Herndon, Virginia 20171. You may also reach VW Credit by telephone at (703) 364-7000. VW Credit will act as the “servicer.”

VW Credit securitized its first portfolio of motor vehicle leases in 1987 and last sponsored a motor vehicle lease securitization in conjunction with a public offering of asset-backed securities in [_____] 20[__]. VW Credit’s experience in and overall procedures for underwriting and servicing leases is described in “The Servicer” and “The Sponsor” in this prospectus.

VW Credit has never defaulted in its payment obligations under its asset-backed securitization offerings, and none of the public asset-backed securitization securities have defaulted, or otherwise been accelerated due to the occurrence of an early amortization or other performance triggering event. Neither VW Credit nor any issuing entity can guarantee that there will not be any defaults, early amortizations or other performance triggering events in the future.

A portion of VW Credit’s assets are sold in asset-backed securitization transactions, although the assets remain on VW Credit’s balance sheet. These assets support payments on the asset-backed securitization securities and are not available to VW Credit’s creditors generally. At [_____, __], VW Credit in the United States had approximately $[___], or [__]% of its consolidated assets, pledged in connection with asset-backed securitization transactions. VW Credit expects that asset-backed securitization debt offerings will continue to be a material funding source for VW Credit.

VW Credit’s auto lease asset-backed term securitization program using the origination trust was first established and used for the Volkswagen Auto Lease Trust 2002-A transaction. Prior to 1999, VW Credit had acquired the leases and titled the related lease vehicles in its own name. In connection with the establishment of the lease asset-backed securitization program, VW Credit formed Volkswagen Auto Leasing, Ltd., a Delaware statutory trust, which began titling leased vehicles into it in June 1999. As discussed under “Overview of the Transaction” in this prospectus, creating the origination trust allowed VW Credit to avoid the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases.

VW Credit has participated in the structuring of the transaction described in this prospectus. VW Credit, as servicer, is responsible for servicing the leases and the related leased vehicles allocated to the Transaction SUBI as described below. VW Credit is also the administrator of the issuing entity.

Underwriting Procedures

VW Credit’s underwriting standards emphasize the prospective lessee’s ability to pay and creditworthiness, as well as the asset value of the motor vehicle to be leased. Contracts that are purchased must comply with VW Credit’s underwriting standards and other requirements, as described below, under existing agreements between VW Credit and dealers. VW Credit’s underwriting, servicing and collection activities are conducted principally at processing centers located in Libertyville, Illinois, Hillsboro, Oregon and, with respect to remarketing of off-lease vehicles, Auburn Hills, Michigan.

Each applicant for a lease contract is required to complete a credit application. Applications submitted to VW Credit include the following information about the applicant:

•	residential information;

•	source and amount of monthly income;

•	monthly mortgage or rent payment;

•	social security number; and

•	other personal information.

Dealers submit applications together with information about the proposed terms of the lease to VW Credit through website based systems. VW Credit generally obtains a credit report on the applicant from a national credit bureau selected based upon VW Credit’s assessment of which credit bureau provides the most accurate and complete credit reports in the applicant’s geographic area. In a limited number of cases, a credit report is not available because an applicant does not have an established credit history. If an individual applicant has sufficient recent credit history, the credit bureau data includes the applicant’s credit risk score, often referred to as a “credit bureau score” or a FICO®* score, which is generated using statistical models created by Fair Isaac Corporation. The credit bureau score measures the likelihood an applicant will pay an obligation as expected. Credit scores are the primary factors used as measuring devices to indicate the degree of risk on contracts offered to VW Credit by dealers. See “Risk Factors—Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases.”

VW Credit also evaluates each application using a proprietary credit scoring algorithm developed by a third party credit scoring company for VW Credit and referred to as a scorecard. The scorecard is used to assess the creditworthiness of an applicant using the credit bureau data to assign the applicant a proprietary credit score.

Credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a VW Credit credit analyst based on VW Credit’s electronic decisioning model. The model uses the VW Credit-derived credit score, the applicant’s credit bureau score, and a set of business rules designed to identify certain credit-related items such as affordability measures (e.g., payment-to-income ratio) and collateral type and quality. The model also identifies incomplete or inconsistent data such as an address or social security number mismatch, which is often caused by incorrect data entry but could possibly be a sign of fraud. In some cases, an application is not automatically rejected but does not meet the criteria for automatic approval, either because of incomplete or inconsistent information or because one or more credit-related terms is not within prescribed automatic approval levels. In such cases, a credit analyst evaluates the applications using the company’s written underwriting guidelines. [The credit analyst considers the same information included in the electronic decisioning model and may weigh other factors, such as the prospective lessee’s prior experience with VW Credit, credit bureau data, collateral identification and valuation and payment and debt ratios. If data entry or inconsistent information is the reason an application did not receive automatic approval, the credit analyst will contact the dealer if necessary to verify the data in question and to make corrections if necessary or obtain proof of the inconsistent data. For less creditworthy applicants, or if there is a discrepancy in the information provided by the applicant, the credit analyst may verify the identity, employment, income, residency and other applicant information using VW Credit’s established procedures before the decision is made. Based on the credit analyst’s assessment of the strengths and weaknesses of each application, the credit analyst will then either approve the application, reject the application or forward the application for review by a VW Credit credit analyst with higher approval authority. The credit analyst may condition approval on the addition of a qualified co-applicant or guarantor or on changes to the financing terms, such as a higher cash down payment or a less expensive vehicle being financed.] If an application is forwarded to a credit analyst with higher approval authority, that credit analyst will [undertake a similar review of the findings with the initial credit analyst] [review the findings of the initial credit analyst that reviewed the application].

[___] leases, having an aggregate securitization value of approximately $[___] (approximately [__]% of the aggregate securitization value as of the cutoff date) were automatically approved, while [___] leases, having an aggregate securitization value of approximately $[___] (approximately [__]% of the aggregate securitization value as of the cutoff date) were evaluated and approved by a VW Credit credit analyst with appropriate authority in accordance with VW Credit’s written underwriting guidelines. [None] of the leases in the pool were originated with exceptions to VW Credit’s written underwriting guidelines[, nor were any leases in the pool approved after being automatically rejected by the electronic decisioning model].

VW Credit uses risk-based pricing that includes a tiered system of interest rates and advance rates representing the varying degrees of risk assigned to different ranges of credit risk. If VW Credit considers an applicant to be relatively less creditworthy and, as a result, a greater risk, VW Credit will assign the applicant a higher interest rate and lower permissible advance rates. VW Credit makes its final credit decision based upon its assessment of the degree of credit risk with respect to each applicant.

*	FICO® is a federally registered trademark of Fair Isaac Corporation.

VW Credit regularly reviews and analyzes its portfolio of leases to evaluate the effectiveness of its underwriting guidelines and purchasing criteria. If external economic factors, credit loss or delinquency experience, market conditions or other factors change, VW Credit may adjust its underwriting guidelines and purchasing criteria in order to change the asset quality of its portfolio or to achieve other goals and objectives.

Determination of Residual Values

In establishing the bi-monthly publication of residual values, VW Credit analyzes proceeds in the context of vehicle content, mileage, and lease term (among other variables), for lease vehicles sold through customer, dealer, and auction channels. The determined residual values are reviewed and approved by VW Credit leadership, as well as compared with VW Credit’s historical off-lease vehicle sales performance and independent industry guides for reasonableness. These values serve as a projection of a vehicle’s future resale value by expressing the future value as a percentage of a vehicle’s original manufacturer’s suggested retail price.

The estimated future value of a leased vehicle is a major component of the leasing business. Specifically, any excess of the stated residual value of a vehicle over its actual future market value represents a residual loss at lease termination. VW Credit believes that the difference between the stated residual values and the actual value at maturity may affect consumer behavior concerning purchasing or returning a vehicle to the lessor at lease termination. Furthermore, VW Credit believes that return rates may decline as actual values are in line with or exceed stated residual value.

All of the leases and leased vehicles that have been allocated to the Transaction SUBI have been originated under the residual value policies described above. Notwithstanding the foregoing, no assurance can be given as to VW Credit’s future experience with respect to the return rates of Volkswagen and Audi vehicles relating to leases originated under these policies. In addition, no assurance can be given that VW Credit’s experience with respect to the return of off-lease Volkswagen and Audi vehicles or related residual value losses, or the experience of the issuing entity with respect to the leased vehicles, will be similar to that set forth in the residual value loss experience table set forth under “Prepayments, Delinquencies, Repossessions and Net Losses—Residual Value Loss Experience” in this prospectus.

Credit Risk Retention

The depositor, a wholly owned subsidiary of VW Credit, will be the initial holder of [a portion of] the issuing entity’s certificates. VW Credit, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity and, as of the closing date, VW Credit expects that [the certificates will have a face amount of $[ ]] [the residual value of the issuing entity’s assets, after payment in full of the notes, will be $[ ]], which is equal to approximately [ ]% of the aggregate securitization value as of the cutoff date.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(b)(3) of any hedges materially related to the credit risk of the securities.]

Pursuant to Regulation RR, VW Credit, as sponsor, is required to retain an economic interest in the credit risk of the Included Units, either directly or through a majority-owned affiliate. VW Credit intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and ] [the establishment of an “eligible horizontal residual interest” in an [aggregate] amount equal to at least 5% of [the fair value, as of the closing date, of] all of the notes and the [certificate][certificates] issued by the issuing entity on the closing date. Pursuant to Regulation RR, the depositor is required to retain the [“eligible vertical interest”] [“eligible horizontal residual interest”] and may not transfer (except to VW Credit or another majority-owned affiliate of VW Credit) such interest until the latest of two years after the closing date, the date the aggregate securitization value 33% or less of the initial aggregate securitization value, or the date the aggregate principal amount of the notes is 33% or less of the initial principal amount of the notes. VW Credit, the depositor and their affiliates may not hedge or finance the [“eligible horizontal residual interest”][“eligible vertical interest”] during this period except as permitted under applicable law. The depositor may transfer all or any portion of the [“eligible horizontal residual interest”][“eligible vertical interest”] to VW Credit or another majority-owned affiliate of VW Credit on or after the closing date.

[Retained vertical interest: The vertical interest retained by the depositor is structured to be an “eligible vertical interest” and will take the form of [at least [ ]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [ ]% of one or more classes of notes or of the certificates] [a single vertical security, which will have an initial principal amount of $[•] (which equals [•]% of the aggregate principal amount of the notes and certificates) and which will be entitled to receive [•]% of all payments on the notes and the certificates]. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Issuing Entity – Capitalization and Liabilities of the Issuing Entity.”

By retaining the “eligible vertical interest,” the depositor will be a noteholder of [a single vertical security][[__]% of each class of notes and the certificates] and will be entitled to receive [__]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear [__]% of those losses. [Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class.] Notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of Notes have taken any action under the indenture or any other transaction document. For a description of the notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes see “The Notes” and “Description of the Transaction Documents.”

In order to satisfy the requirement to retain an eligible vertical interest on the closing date, the depositor or its affiliate will retain [an amount equal to 5% of each class of notes and the certificates][a single vertical security entitling the depositor or its affiliate to at least 5% of the principal and interest payable on each class of notes and the certificates (not including such single vertical security).]

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be made on [Form 8-K] filed under the CIK number of the depositor.]]

[Retained horizontal interest: The residual interest retained by the depositor is structured to be an “eligible horizontal residual interest” and will take the form of the issuing entity’s certificate. VW Credit expects the certificate to have an approximate fair value, as of the closing date, of [between $[ ] and]2 $[ ], which is [approximately][between [ ]% and] [ ]% of the fair value, as of the closing date, of all of the notes and the certificate issued by the issuing entity on the closing date.

The certificate represents a 100% beneficial interest in the issuing entity.

The [expected range of]3 fair values of the notes and the certificate is summarized below:

Class of Notes	[Range of] Fair Values (in dollars)	[Range of] Fair Values (as a percentage)
Class A-1 Notes
Class A-2 Notes
Class A-3 Notes
Class A-4 Notes
[Class B] Notes
Certificate

Total		100%

[2]	The range of fair values will be used for the preliminary prospectus as the final pricing information will be used to calculate the actual fair value.
[3]

The bracketed term “expected” and a range of fair values will be used for the preliminary prospectus as the final pricing information including the final prospectus will be used to calculate the actual fair value.

VW Credit and the depositor will use a fair value measurement framework under generally accepted accounting principles to calculate the fair value of the notes and the certificate. The fair value of the notes is assumed to be equal to the initial principal amount of the notes, or par[, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. An internal valuation model using discounted cash flow analysis will be used to calculate fair value of the certificate.

The fair value measurement framework will consider various inputs including [(i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar leases and leased vehicles in VW Credit’s managed portfolio of leases and prior securitized pools, including prepayments, residual value performance, net losses and recoveries based on information for leases and leased vehicles similar to the Included Units, and (v) management judgment about the assumptions market participants would use in pricing the instrument].

The fair value of the notes is [assumed to be] equal to the initial principal amount of the notes, or par[, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class of Notes	[Range of][4] Interest Rates
Class A-1 Notes
Class A-2 Notes
Class A-3 Notes
Class A-4 Notes
[Class B] Notes

These interest rates are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.

To calculate the fair value of the certificate, VW Credit used an internal valuation model. This model projects future payments of the pool of leases, the values of the vehicles allocated to the Transaction SUBI, the interest and principal payments on each class of notes, and any other fees and expenses payable by the issuing entity. The resulting cash flows to the certificate are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, VW Credit made the following assumptions:

•

interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate [Class A-4] notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of ______, 20__];

•	except as otherwise described in this section, principal and interest cash flows for the Included Units are calculated using the assumptions as described in “Weighted Average Life of the Notes;”

•	leases prepay at a __% Prepayment Assumption based on amortization resulting from voluntary prepayments;

•	[retained and returned vehicles are sold for an amount equal to their Base Residual Value, resulting in no residual value gain or loss;]

[4]	A range of interest rates will be used for the preliminary prospectus as the final pricing information will be used to calculate the actual fair value.

•

[[residual values of vehicles or cumulative net losses] on the leases and leased vehicles, as a percentage of the aggregate securitization value, will be at the levels set forth in the chart below at the end of each month:]

Month	Cumulative Net Losses (as a percentage of the initial Securitization Value)	Month	Cumulative Net Losses (as a percentage of the initial Securitization Value)	Month	Cumulative Net Losses (as a percentage of the initial Securitization Value)
1	[ ]%	11	[ ]%	21	[ ]%
2	[ ]%	12	[ ]%	22	[ ]%
3	[ ]%	13	[ ]%	23	[ ]%
4	[ ]%	14	[ ]%	24	[ ]%
5	[ ]%	15	[ ]%	25	[ ]%
6	[ ]%	16	[ ]%	26	[ ]%
7	[ ]%	17	[ ]%	27	[ ]%
8	[ ]%	18	[ ]%	28	[ ]%
9	[ ]%	19	[ ]%	29	[ ]%
10	[ ]%	20	[ ]%	30	[ ]%

•	[The pool experiences a lifetime cumulative net loss rate of [__]% and these losses are incurred based on the following timing curve:]

Months 1 – 12:	[	]%
Months 13 – 24:	[	]%
Months 25 – 36:	[	]%

•	[Securitization value is calculated using a discount rate equal to the specified Securitization Rate, which is [•]%;]

•	[Securitization value is calculated using the Base Residual Value;]

•	certificate cash flows are discounted at [__]%; and

•	the depositor will [not] exercise its opportunity to purchase the Transaction SUBI [at the earliest payment date it is permitted to do so].

VW Credit developed these inputs and assumptions by considering the following factors:

•	ABS rate – estimated considering the composition of the leases and leased vehicles, the performance of VW Credit’s prior securitized pools and more recent originations;

•

Cumulative net loss rate – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the Included Units, the performance of VW Credit’s prior securitized pools and more recent originations, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the Hired Agencies. The shape of the cumulative net loss curve is based on a historical average of VW Credit’s prior securitized pools and more recent originations. Default and recovery rate estimates are included in the cumulative net loss assumption; and

•

Discount rate applicable to the residual cash flows – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived from both quantitative factors, such as prevailing market rates of return for similar instruments, and qualitative factors that consider the subordinate nature of the first-loss exposure.

VW Credit believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The fair value of the notes and the certificate was calculated based on the assumptions described above. You should be sure you understand these assumptions when considering the fair value calculation.

The methodology described above was used to determine the estimated fair value of the eligible horizontal residual interest to be retained on the closing date by the depositor. In accordance with Regulation RR, within a reasonable time after the closing date, VW Credit will disclose the actual fair value of the eligible horizontal residual interest retained based on the final pricing information and bond structure, as well as the fair value of the eligible horizontal residual interest required to be retained under Regulation RR. In addition, to the extent the valuation methodology used with respect to the eligible horizontal residual interest actually retained, or any of the key inputs and assumptions used therein, differ materially from those set forth above, we will disclose those material differences. [These disclosures will be made on Form [8-K][10-D] filed under the CIK number of the issuing entity.]

[In addition, the depositor may retain some or all of one or more of the classes of notes.]

As described under “Description of the Transaction Documents—Priority of Payments” and “ —Priority of Payments May Change Upon an Indenture Default” below, payments to certificateholders on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “Description of the Transaction Documents—Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the certificateholders prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under “The Notes,” and the other material terms of the certificates are described in this prospectus under “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity.”]

[Risk Retention Reserve Account: On or prior to the closing date, the depositor will establish an account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an “eligible horizontal cash reserve account” and will be fully funded by a deposit of a portion of the proceeds of the sale of the offered notes on the closing date in the amount equal to $[____]. Funds on deposit in the risk retention reserve account may not be used to pay the servicing fee for as long as VW Credit or an affiliate of VW Credit is the servicer, and may not be used to reimburse servicer advances. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “Description of the Transaction Documents—Priority of Payments” in this prospectus but are otherwise unpaid, including each of the notes on the related final scheduled payment date to the extent collections on the Included Units are insufficient to make such payments. After the closing date, information regarding the risk retention reserve account, including the balance and the amount of any withdrawals therefrom or deposits thereto, will be reported on a monthly basis in the servicer’s monthly statement to noteholders. See “Reports to Noteholders.”]

[Notwithstanding the foregoing, neither VW Credit nor any of its affiliates nor any other party undertakes or intends to retain a net economic interest in the transaction for purposes of complying with the credit risk retention requirements or other securitization-related rules of the EU, the UK, Japan or any other non-U.S. jurisdiction, or to take any other action for purposes of complying or enabling investors in the notes to comply with any such requirements.]

THE SERVICER

VW Credit will be the servicer. VW Credit offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) approximately [___] dealers in the United States that sell Volkswagen and/or Audi Vehicles.

Servicing

VW Credit is the servicer for all of the loans and leases that it finances. Although VW Credit may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer replacement event (as defined under the applicable financing documents), VW Credit generally expects to service the loans and leases sold in an asset-backed securitization transaction for the life of that transaction. For more information regarding the circumstances under which VW Credit may be replaced or removed as servicer of the leases and the leased vehicles, you should refer to “Description of the Transaction Documents” and “Description of the Transaction Documents—Servicer Replacement Events” in this prospectus. If the servicing of any leases and the leased vehicles were to be transferred from VW Credit to another servicer, there may be an increase in overall delinquencies and defaults due to misapplied or lost payments, data input errors or system incompatibilities. Although VW Credit expects that any increase in any such delinquencies would be temporary, there can be no assurance as to the duration or severity of any disruption in servicing the leases and the leased vehicles as a result of any servicing transfer.

For more information regarding VW Credit’s experience with respect to its entire portfolio of new and used Volkswagen and Audi motor vehicle leases, including leases owned by VW Credit or the origination trust and leases that have been sold but are still being serviced by VW Credit, you should refer to “Prepayments, Delinquencies, Repossessions and Net Losses” in this prospectus.

As the servicer, VW Credit generally handles all collections, administers defaults and delinquencies and otherwise services the loans, the leases and the related vehicles. VW Credit started servicing auto retail loans and leases in 1996.

Delinquencies, Repossessions and Net Losses

For a discussion of VW Credit’s delinquency, repossession and loss experience with respect to its portfolio of Volkswagen leases, including leases owned by VW Credit or the origination trust and leases that have been sold but are still being serviced by VW Credit, you should refer to “Prepayments, Delinquencies, Repossessions and Net Losses” in this prospectus. For a description of the roles and responsibilities of the servicer, see “Description of the Transaction Documents—Servicing the Leases” in this prospectus.

[None of the public asset-backed securitization transactions involving VW Credit as servicer has defaulted or experienced an early amortization or other performance triggering event.] VW Credit believes that it has materially complied with its servicing obligations with respect to each asset-backed securitization transaction involving VW Credit as servicer.

Remarketing Program

VW Credit directs all inbound customer calls to the Customer Experience lease end representatives beginning approximately 90 days prior to lease maturity. At 90 days and 45 days prior to maturity, VW Credit contacts each lease customer through direct mail. This mailing provides the customer with information regarding the lessee’s lease obligations, including vehicle inspection, turn-in requirements, and option to purchase and financing availability. If the lessee indicates an intention to purchase the leased vehicle (by telephone call), the lessee is provided with all necessary information and documents to complete the purchase.

The lessee is encouraged to schedule a vehicle inspection within 90 days prior to the lessee’s lease termination, which may occur at the lessee’s residence or place of business. The lessee is provided an estimate for excess wear and use and excess mileage charges, and is encouraged to file an insurance claim and/or make repairs prior to returning the vehicle. If the lessee declines to have an inspection completed prior to lease termination, the lessor will schedule a vehicle inspection to take place at the authorized franchise dealership where the vehicle was returned. Inspection reports and digital pictures from the inspection are processed electronically and transmitted for viewing by dealers online to facilitate VW Credit’s online dealer purchase channel.

Vehicle Maintenance

Each VW Credit lease contract provides that the lessee is responsible for all maintenance, repair, service and operating expenses of the leased vehicle. In addition, the lessee is responsible for all damage to the leased vehicle and for its loss, seizure or theft. At the scheduled maturity date of a VW Credit lease contract, if the lessee does not purchase the leased vehicle, the VW Credit lease contract requires the lessee to pay VW Credit the estimated cost to repair any damages to the vehicle resulting from unreasonable or “excessive” wear and use. Unreasonable or excess wear and use generally includes, but is not limited to, the following: (1) inoperative mechanical and electrical parts including power accessories, (2) any dents, dings, scratches, chips or rusted areas greater than 2 inches in size on any body or trim part, (3) gouges or tears through bumper covers, broken or dented grilles, (4) mismatched paint or any mark left by special identification, (5) seats, seat belts, headlining, door panels or carpeting which is torn, worn, stained, burned or damaged, (6) cracks, scratches, pits or chips to windshields, windows, head light lenses, sealed beams or taillight assemblies, (7) for Quattro and 4Motion vehicles only, any tire not part of a matching set of five tires of the same brand, size and quality (or four with an emergency “doughnut”); for vehicles other than Quattro and 4Motion, mixed brands of tires are acceptable if the tires match size and speed rating, (8) any tire with less than 1/8 inch of tread or any tire with gouged, cut, torn or plugged sidewalls or (9) any missing parts, accessories and adornments, including bumpers, ornamentation, aerials, hubcaps, rear view mirrors, radio, remote keys, manuals, cargo covers, navigation CD’s, and stereo components or spare tire. VW Credit may waive all or part of the excessive wear and mileage billed to the lessee.

Methods of Vehicle Disposal

VW Credit’s dealer remarketing department handles the disposition of all motor vehicles for VW Credit including repossessions, early terminations and end of term leases. The lessee has the option to purchase the related motor vehicle for an amount equal to the stated purchase option price plus any outstanding obligations (if applicable). If the lessee does not exercise this option, the vehicle is returned to a franchised dealer and offered for sale to the grounding dealer for up to 48 hours through two branded internet sites, http://www.AudiDirect.com and http://www.VolkswagenDirect.com. The vehicle is priced according to the Audi Certified Excellence and Affinity Program guidelines—at a market based price adjusted for mileage and excessive damage or residual value. If the grounding dealer does not exercise its option to purchase the vehicle, then the vehicle is offered for sale on the two internet sites for up to 2 days to non-grounding franchised dealers. Vehicles that are not purchased online are subsequently sent to physical auction. VW Credit has an internal target of 35 days from the time a vehicle is secured at auction until it is sold.

Remarketing decisions related to auction assignment and logistics are primarily electronic. This allows VW Credit to control inventory management, flow of vehicles to the auction and placement of the vehicles to auction locations that it believes will yield the highest net recovery value.

VW Credit has regular sales at [11] major auction locations throughout the United States. From time to time, VW Credit may transport vehicles to different regions where it perceives a greater demand in order to maximize the vehicles’ recovery values.

The Certified Pre-Owned Vehicle Program was established by Volkswagen Group of America to create customer and dealer demand for off-lease used Volkswagen and Audi vehicles and to enhance the value of off-lease vehicles. To qualify for the Certified Pre-Owned Vehicle Program, a vehicle must pass an inspection conducted by the related dealer based on standards set by Volkswagen Group of America. For Certified Pre-Owned vehicles, Volkswagen Group of America provides a limited warranty which covers the vehicle for a selected period of time and mileage. Each Certified Pre-Owned vehicle is covered by a roadside assistance program which is similar to that offered on new vehicles. The Certified Pre-Owned Vehicle Program is actively marketed by Volkswagen Group of America using, from time to time, both broadcast and print media.

Collection and Repossession Procedures

The customer billing process is generally initiated by the mailing of invoices on a monthly basis. Monthly payments are received at a lockbox account, mailed directly to VW Credit, or are paid electronically, including through direct debit or telephonic payment systems. Customers may enroll in a variety of recurring and one-time automated clearinghouse programs that debit funds directly from their bank accounts. As payments are received, they are electronically transferred to VW Credit and processed through VW Credit’s servicing system for the application of payments to the appropriate accounts.

VW Credit measures delinquency by the number of days elapsed from the date a payment is due under the lease contract. VW Credit considers a payment to be past due or delinquent when a lessee fails to make at least 75% of a scheduled payment by the related due date. VW Credit utilizes behavioral scoring to drive contact strategies for delinquent accounts. VW Credit generally mails a notice to the lessee beginning between 3 and 20 days delinquent and initiates telephone contact requesting payment beginning between 2 and 59 days delinquent. VW Credit gains collection efficiency through the use of technology such as automated dialing, predictive dialing and behavioral scoring of all lease accounts. If the delinquent lease cannot be brought current or completely collected within 60 to 90 days, VW Credit generally assigns the vehicle to a repossession agent and attempts to repossess the related leased vehicle. VW Credit holds repossessed vehicles in inventory to comply with any applicable statutory requirements for reinstatement or redemption and then sells or otherwise disposes of the vehicles. VW Credit’s current policy is to generally charge-off a lease contract on the earlier of (1) the date on which the proceeds of sale of the repossessed leased vehicle are applied to the lease contract and (2) the month in which the lease contract reaches its 120th day of delinquency if assigned to a repossession agent for 45 days. Any deficiencies remaining after repossession and sale of the vehicle or after the full charge-off of the lease generally are pursued by or on behalf of VW Credit to the extent practicable and legally permitted. See “Material Legal Aspects of the Leases and the Leased Vehicles—Deficiency Judgments” in this prospectus.

Extensions and Pull-Aheads

VW Credit will grant deferments of motor vehicle lease contracts in accordance with its customary servicing procedures and the Transaction SUBI servicing agreement. Lessees at the end of a lease who intend to lease another Volkswagen or Audi automobile but cannot do so at lease maturity, for reasons such as awaiting delivery of a new vehicle, preference for the next model year or other timing circumstances, may qualify for a lease term extension of up to a maximum of six months. In addition, in the future VW Credit may adopt incentive programs that encourage term extensions in connection with the lease of another Volkswagen or Audi vehicle. If a term extension is granted for any Included Unit, VW Credit, as servicer, may be required to repurchase such Included Unit.

VW Credit, as servicer, may also permit a lessee to terminate a lease prior to its maturity in order to allow that lessee, among other things, (1) to enter into a new lease contract for a different Volkswagen or Audi vehicle, (2) to purchase a different Volkswagen or Audi vehicle or (3) to finance a different Volkswagen or Audi vehicle. However, an early termination with respect to any lease allocated to the Transaction SUBI will not be permitted unless all Pull-Ahead Amounts due and payable by the lessee under that lease on or before the date of the termination of the lease have been paid by or on behalf of the lessee and are deposited in the collection account within the time period required for the servicer to deposit collections into the collection account. Following this early termination, the servicer will charge the lessee any applicable excess wear and use charges and excess mileage charges in accordance with its customary servicing practices with respect to leases that are terminated early by the related lessee in the absence of a “pull-ahead” or other marketing program.

THE ASSET REPRESENTATIONS REVIEWER

[        ], a [        ], has been appointed as asset representations reviewer pursuant to an agreement between the issuing entity, the servicer and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle leases.]

The asset representations reviewer is not, and will not be, affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the leases. If the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or an underwriter to perform pre-closing due diligence work on the leases, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer. In addition, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer, if either (i) the asset representations reviewer no longer meets the eligibility requirements included in the asset representations review agreement or (ii) the asset representations reviewer has determined that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law. The servicer may remove the asset representations reviewer if the asset representations reviewer, (i) no longer meets the eligibility requirements included in the asset representations review agreement, (ii) breaches any of its representations, warranties, covenants or obligations in the asset representations review agreement or (iii) is subject to a bankruptcy event.

Following the resignation or removal of the asset representations reviewer, the servicer will engage a successor asset representations reviewer who meets certain eligibility requirements included in the asset representations review agreement. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer has accepted its appointment and agreed to perform the obligations of the asset representations reviewer.

If the asset representations reviewer has resigned, been removed, replaced or substituted, or if a successor asset representations reviewer has been appointed, the issuing entity will disclose on the Form 10-D filed after the collection period in which the event occurred, the date of the event and the circumstances surrounding the resignation, removal, replacement, substitution, or appointment, as applicable. The predecessor asset representations reviewer shall pay the expenses (including the fees and expenses of counsel) associated with the required resignation of the asset representations reviewer and the appointment of a successor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Leases for compliance with the representations and warranties made by VW Credit on the leases if the conditions described below under “Description of the Transaction Documents—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Description of the Transaction Documents—Fees and Expenses” in this prospectus. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Description of the Transaction Documents —Asset Representations Review” in this prospectus. [Describe any limitations of the asset representations reviewer’s liability under Item 1109(b)(5)]. The servicer is required under the asset representations review agreement to provide the asset representations reviewer access to the review materials. The asset representations reviewer will be required to keep all information about the leases obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. [Insert description of any indemnification provisions that entitle the asset representations reviewer to be indemnified from available amounts that otherwise would be used to pay holders of the notes.]

[THE [SWAP] [CAP] COUNTERPARTY

[_________] will be the [swap] [cap] counterparty. It is organized as a [_________] under the laws of [_________].

Upon the occurrence of an event of default or termination event specified in the interest rate [swap] [cap] agreement, the interest rate [swap] [cap] agreement may be replaced with a replacement interest rate [swap] [cap] agreement as described above under “The Notes—[Interest Rate Swap Agreement]” and “—[Interest Rate Cap Agreement]”.

Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate [swap] [cap] agreement is less than 10%.] [Insert disclosure required by Item 1115 of Regulation AB]

AFFILIATIONS AND CERTAIN RELATIONSHIPS

The issuing entity, the depositor, the origination trust and VW Credit, as servicer, as sponsor and as administrator, are affiliates. None of the indenture trustee, the asset representations reviewer, the owner trustee or any of the origination trustees is an affiliate of any of the foregoing parties. Additionally, none of the indenture trustee, the asset representations reviewer, the owner trustee or any of the origination trustees is an affiliate of the other. [The [owner trustee] [indenture trustee] is an affiliate of one of the underwriters.]

THE TRANSACTION SUBI

The Transaction SUBI will be issued by the origination trust under a supplement to the origination trust agreement to be dated as of the closing date (the “Transaction SUBI supplement” and, together with the origination trust agreement, the “Transaction SUBI trust agreement”). To provide for the servicing of the Included Units, the origination trust, the servicer and the SUBI trustee will enter into a supplement to the base servicing agreement to be dated as of the closing date (the “Transaction SUBI servicing supplement,” and together with the base servicing agreement, the “servicing agreement”). The Transaction SUBI will represent a beneficial interest, not a direct interest, in the Included Units. The Transaction SUBI will not represent an interest in any origination trust assets other than the Included Units. The issuing entity and the noteholders will have no interest in the UTI, any Other SUBI or any assets of the origination trust evidenced by the UTI or any Other SUBI. Payments made on or in respect of origination trust assets not represented by the Transaction SUBI will not be available to make payments on the notes. For further information regarding the origination trust, you should refer to “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—The Origination Trust” in this prospectus.

The Transaction SUBI Certificate will evidence a beneficial interest in the origination trust assets allocated to the Transaction SUBI, which will generally consist of the Included Units and all proceeds of or payments on or in respect of the leases or leased vehicles received after the cutoff date.

On the closing date, the origination trust will issue the Transaction SUBI Certificate to or upon the order of VW Credit, as initial beneficiary of the UTI. VW Credit will sell the Transaction SUBI Certificate to the depositor, who will then sell the Transaction SUBI Certificate to the issuing entity.

For further information regarding the origination trust, you should refer to “The Origination Trust” in this prospectus. See “Description of the Transaction Documents—-Sale and Assignment of the Transaction SUBI and Related Security Interest” in this prospectus regarding transfers of the Transaction SUBI Certificate.

THE LEASES

General

The leases allocated to the Transaction SUBI consist of motor vehicle retail closed-end leases for new [and used] Volkswagen, Audi [and other] motor vehicles. Each of the leases was originated by a dealer in the ordinary course of that dealer’s business and assigned to the origination trust in accordance with underwriting procedures described under “The Sponsor—Underwriting Procedures” in this prospectus.

Over the term of the lease, the lessee is required to make substantially equal monthly payments intended to cover the cost of financing the related leased vehicle, scheduled depreciation of the leased vehicle and certain sales, use or lease taxes. From each payment billed with respect to a leased vehicle, the monthly payment amount that represents the financing cost and depreciation of the leased vehicle (including any capitalized amounts, such as service contract premiums) will be available to the issuing entity to make payments in respect of the related notes. At the scheduled end of the lease term, under the lease the lessee has two options:

(1) the lessee can purchase the leased vehicle for an amount (the “maturity date purchase option amount”) equal to the sum of (a) the purchase option amount specified in the lease, (b) the purchase option fee specified in the lease, if any, (c) any other fees and taxes related to the purchase of the leased vehicle and (d) any due and unpaid payments and other charges under the lease; or

(2) the lessee can return the leased vehicle to, or upon the order of, the lessor and pay an amount equal to (a) the turn-in fee, if any, specified in the lease, (b) any amounts assessed by the servicer as a result of excessive wear and use, excess mileage, taxes, parking tickets or fines and (c) any due and unpaid payments under the lease.

An amount equal to the sales proceeds from sales of leased vehicles to the lessees, dealers or at auction and all amounts assessed and collected by the servicer in connection with excessive wear and use and excess mileage charges upon return of the leased vehicles will be available to the issuing entity to make payments in respect of the notes. Because the leases are closed-end leases, the lessees will not be responsible for any amount by which the stated residual value of the leased vehicle exceeds the sales proceeds received for the leased vehicle at expiration of the lease.

Tangible and Electronic Contracting

Leases are originated in either tangible or electronic form. Following dealer and lessee signing of a tangible contract, the dealer sends the documentation constituting the tangible record related to the applicable lease to a servicing center, where VW Credit personnel review and audit documentation, and funding will occur if the documentation meets compliance and policy requirements. The imaged contract documents are available for use by personnel in the ordinary course of servicing the applicable lease. Following the imaging, the original contract is shipped to a third-party document retention center that has various locations within the continental United States, which use sophisticated security conditions and techniques including advanced fire suppression technology. The servicer may request retrieval of the original contract from the document retention center in the event of the need for re-imaging or for various servicing, re-assignment or enforcement purposes.

As of the cutoff date, approximately [__]% of the aggregate securitization value of the related leases and leased vehicles were originated as electronic contracts.

VW Credit, on behalf of the origination trust, and certain dealers who originate leases, have contracted with a third-party to facilitate the process of electronically creating, signing and assigning retail closed-end motor vehicle lease contracts entered into with lessees in connection with the leasing of vehicles and to store and manage the electronic authoritative copy of a contract once it has been executed and deposited in an electronic contract vault maintained by the third-party. The third party maintains several electronic contract vaults for contracts owned by originating dealers and electronic contract vaults for VW Credit and for the origination trust. The services provided by the third-party permit a lessee and a dealer to electronically enter into a contract for the lease as well as other transaction documents. Using the third-party’s system, a dealer may assign the executed electronic contract to the origination trust.

The third-party system includes the integration of electronic vault software by the third-party with (i) the third-party’s computer network, systems and software applications, including those pertaining to the electronic retail closed-end motor vehicle lease contract vaulting service and (ii) the dealer management system applications providing the electronic contracting service to dealers permitting (1) the electronic review, signing, transfer, perfection of transfer, storage and administration of electronic retail closed-end motor vehicle lease contracts created by dealers and entered into by lessees and dealers, and (2) the transfer of “control” of such electronic contracts from the originating dealers to the origination trust.

Early Termination

Each lease provides that the lessee or the lessor may terminate the lease before the scheduled end of the lease term (an “early termination”) in the circumstances discussed below. A lessee has the right to request an early termination provided that the lessee is not in default under the lease. In addition, VW Credit adopts incentive plans that encourage lessees to terminate leases before the related scheduled end of term. See “The Servicer—Extensions and Pull-Aheads” in this prospectus. The lessee may purchase the leased vehicle for an amount equal to (x) the maturity date purchase option amount, plus (y) the monthly payment amount times the number of monthly payments not yet due with respect to related lease, minus (z) unearned rent charges calculated under the scheduled actuarial method under the lease.

In addition to purchasing the leased vehicle, a lessee has the right to cause an early termination by returning the leased vehicle to the lessor, through an authorized franchised dealer, and paying an amount (an “early termination amount”) equal to (i) the turn-in fee, if any, specified in the lease, plus (ii) any due and unpaid payments under the lease, plus (iii) any fees and taxes related to the early termination, plus (iv) the monthly payment amount times the number of monthly payments not yet due with respect to related lease, minus (v) unearned rent charges calculated under the scheduled actuarial method under the lease, minus (vi) the amount by which the leased vehicle sale price exceeds the purchase option amount, plus (vii) to the extent the purchase option amount exceeds the leased vehicle sale price, the lesser of (1) any amounts assessed by the servicer as a result of excessive wear and use or excess mileage and (2) the amount by which the maturity date purchase option amount exceeds the leased vehicle sale price.

The “leased vehicle sale price” of a leased vehicle is determined under the related lease pursuant to one or more of the following methods, as specified in the lease:

(1) by agreement between the lessee and the lessor;

(2) by the disposition of the leased vehicle in a commercially reasonable manner;

(3) within 10 days of the early termination, by an independent third-party appraiser acceptable to the lessee and the lessor and paid for by the lessee of the wholesale value of the leased vehicle that could be received at sale;

(4) if the leased vehicle is damaged, destroyed, stolen, abandoned or confiscated by any governmental authority, the leased vehicle is declared a total loss by the lessee’s insurance carriers, and the lessee has complied with the insurance requirements set forth in the lease at the time of the loss, the amount of the applicable insurance deductible owed by the lessee and the proceeds of the settlement of the insurance claim, unless the lessor agrees to a higher amount;

(5) in some states, if the lessor elects to retain ownership of the leased vehicle for re-lease or other use, the wholesale value of the leased vehicle as specified in the current edition of the NADA Official Used Car Guide; or

(6) a reasonable fair market wholesale value adjusted for vehicle mileage and vehicle condition as determined by the vehicle inspection.

VW Credit currently offers Lease Pull Ahead incentives for select customers to lease new vehicles to lessees whose lease contracts are nearing expiration. These incentive programs are financed by Volkswagen Group of America and may include waiver of one or more monthly payments otherwise payable under the related lease. These programs are employed to promote customer loyalty by offering attractive early termination options and to provide lessees with an incentive to purchase or lease another new Volkswagen or Audi vehicle. These programs can also be used to shift vehicles out of peak terminating months and to increase the number of off-lease vehicles that are sold or auctioned during those months in which the purchase price for off-lease vehicles tends to be higher. If the lessee receives this incentive, his or her final lease obligations will include all remaining monthly payments and fees, plus applicable excess wear and use charges, less unearned rent charges calculated under the scheduled actuarial method under the lease, less the Lease Pull Ahead incentive offered to the customer. VW Credit will pay to the issuing entity the Pull Ahead Amount with respect to any leased vehicle included in the Transaction SUBI for which the related lease is subject to an early termination due under a Lease Pull Ahead program.

Each lease also allows the lessor to cause an early termination of the lease and repossess the related leased vehicle upon a lessee default. Events of default under a lease include, but are not limited to (1) the failure by a lessee to make a payment when due, (2) the failure of the lessee to provide truthful information on the credit application, (3) the failure of the lessee to timely or properly perform any obligation under the lease, or (4) the bankruptcy or other insolvency of the lessee.

If the lessor terminates a lease early due to a lessee default, the lessee will owe the early termination amount, including any reasonable attorneys’ fees and court costs, to the extent permitted by law.

The lessor may also cause an early termination of a lease if the related leased vehicle is damaged, destroyed, stolen, abandoned or confiscated by any governmental authority. If the lessor causes an early termination of the lease and the lessee has complied with the insurance requirements, paid the deductible and has satisfied all of the obligations under the lease, the lessor will accept the insurance loss proceeds as satisfaction in full of the lessee’s early termination amount. If the lessor causes an early termination and the lessee has not complied with the lease insurance requirements, has not paid the deductible or has not satisfied all of its obligations under the lease, the lessee will owe the lessor an amount equal to the difference between the early termination amount and any loss insurance proceeds received by the lessor with respect to the related leased vehicle.

Insurance

Each lease contract requires the lessee to obtain and maintain vehicle liability and physical damage insurance on the leased vehicle. VW Credit’s dealer agreements include a requirement that the dealer provide VW Credit with written evidence that the lessee has physical damage and liability insurance which meets the requirements of the lease contract at the inception of the lease. The amount of insurance required by the lease contracts is at least equal to the amount required by applicable state law, subject to customary deductibles. VW Credit requires the policy to name the origination trust as additional insured with respect to liability and insured and loss payee with respect to physical damage. Although it is not required to do so, VW Credit currently monitors the ongoing status of insurance and attempts to cause the lessee to reinstate insurance in the event the lessee has allowed the policy to lapse; nevertheless, there can be no assurance that each leased vehicle will continue to be covered by liability and physical damage insurance for the entire term of the lease or that VW Credit will continue to monitor insurance while the notes remain outstanding.

VW Credit does not require lessees to carry credit disability, credit life, credit health or other similar insurance coverage which provides for payments to be made on the leases on behalf of lessees in the event of disability or death. To the extent that the lessee obtains any of these insurance coverages, payments received on that coverage may, if permitted by applicable law, be applied to payments on the related lease to the extent that the lessee’s beneficiary chooses to do so.

Characteristics of the Units

Securitized Portfolio Information

The portfolio information presented in this prospectus is based on [a statistical pool of leases] [the pool of leases] as of the close of business on the cutoff date and is calculated based on the Securitization Value of the [Included Units][Units included in the statistical pool]. The [statistical] pool consists of leases owned by the origination trust that met the criteria below as of the cutoff date. [The Included Units will be selected from (i) the statistical pool and/or (ii) other Units having materially similar characteristics to those in the statistical pool which, in each case, satisfy the eligibility criteria as of the cutoff date. While the characteristics of the Included Units may vary somewhat from the characteristics of the Units included in the statistical pool illustrated in the tables below, any variance between the characteristics of the statistical pool and the actual pool will not be material. [If any material pool characteristic of the actual leases and related leased vehicles at the time of issuance of the notes differs by 5% or more (other than as a result of payments and collections on the leases and the related leased vehicles) from the characteristics of the leases and related leased vehicles as of the statistical cut-off date described in this prospectus, the issuing entity will disclose the characteristics of the actual leases and related leased vehicles on a Form 8-K filed with the SEC.]] [As of the cutoff date, the Units in the statistical pool described in this prospectus had an aggregate Securitization Value of approximately $[___].] [As of the cutoff date, the Units allocated to the Transaction SUBI are expected to have an aggregate initial Securitization Value of approximately $[___].] For more information regarding how the Securitization Value for each lease is calculated, you should refer to “Representations, Warranties and Covenants—Calculation of the Securitization Value” below.

Representations, Warranties and Covenants

The Included Units will be identified in a schedule appearing as a schedule to the Transaction SUBI supplement. In the SUBI sale agreement, VW Credit will make the Eligibility Representations (as defined below) with respect to each lease. On the closing date, the depositor will assign all of its rights under the SUBI sale agreement to the issuing entity.

The SUBI sale agreement will also provide that if VW Credit or the depositor discovers a breach of any Eligibility Representation that materially and adversely affects the issuing entity’s interest in the related lease or leased vehicle, which breach is not cured prior to the end of the collection period following the collection period in which VW Credit or the depositor was notified of that breach (either pursuant to notice or otherwise), then the applicable Unit will be reallocated to the UTI on the payment date related to that collection period. Any inaccuracy in the Eligibility Representations will be deemed not to constitute a breach if such inaccuracy does not affect the ability of the issuing entity to receive or retain payment in full on the beneficial interest in the applicable lease and related leased vehicle. In consideration for such reallocation, VW Credit will be required to deposit into the collection account a repurchase payment equal to the Securitization Value of the applicable Unit as of the beginning of the collection period preceding such payment date (the “repurchase payment”). Upon making that payment, the related Unit will no longer constitute an Included Unit.

An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related Included Unit. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the indenture trustee, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document. VW Credit and the depositor will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such request.

In addition, VW Credit, as a servicer, will be required to cause any Units which include leases as to which the servicer grants a Postmaturity Term Extension to be reallocated to the UTI or Other SUBI on the payment date following the beginning of the collection period during which such Postmaturity Term Extension is granted. In consideration for such reallocation, the servicer will be required to deposit into the collection account a repurchase payment equal to the Securitization Value of the applicable Unit as of the end of the collection period preceding such payment date. See “The Servicer—Extensions and Pull-Aheads.” A “ Postmaturity Term Extension” means, for any Included Unit, that the servicer has granted a term extension for that Included Unit beyond the last day of the collection period preceding the final scheduled payment date for the [Class A-4 notes].

The repurchase payment must be made by VW Credit as of the payment date immediately following the end of the collection period in which the related cure period ended or the Postmaturity Term Extension was granted. Upon making that payment, the related Unit will no longer constitute an Included Unit.

Eligibility Criteria and Portfolio Characteristics

The leases allocated to the Transaction SUBI on the closing date will be selected randomly from a pool of eligible leases originated by VW Credit. As of the cutoff date, VW Credit will represent and warrant that each lease satisfy, among other things, the following “Eligibility Representations”:

•

has a remaining term to maturity, as of the cutoff date greater than or equal to [__] months and less than or equal to [__] months and had an original lease term greater than or equal to 12 months and less than or equal to [__] months;

•	is not more than [30] days past due as of the cutoff date and is not a defaulted lease;

•	is payable solely in U.S. dollars;

•	has a Securitization Value, as of the cutoff date, not greater than $[___];

•	provides for substantially equal monthly payments and level payments that fully amortize the adjusted capitalized cost of the lease to the related stated residual value over the lease term;

•	was originated on or after [_____, __]; and

•	is with respect to a [new] Volkswagen brand or Audi brand vehicle [or other brand vehicle], in each case, that is not a diesel engine vehicle.

[As of the cutoff date, the weighted average FICO® score of the lessees in the pool is [__] (excluding, for calculation purposes, lessees with no FICO® score). Additionally, [__]% of the aggregate Securitization Value of all Included Units in this pool as of the cutoff date is composed of lessees with no FICO® score available as of origination of the related lease.

The FICO® score of a lessee is calculated as of the origination of the related lease in the manner described in “The Sponsor—Underwriting Procedures” in this prospectus. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as a FICO® score, is one of several factors that may be used by VW Credit in its credit scoring system to assess the credit risk associated with each applicant, see “The Sponsor—Underwriting Procedures” in this prospectus. FICO® scores are based on independent third party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the Units. In addition, FICO® scores may change over time, depending on the conduct of the lessee and changes in credit score technology and therefore, a lessee’s FICO® score at any time in the future may be higher or lower than the lessee’s FICO® score as of origination of the related lease. See “Risk Factors – Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases.”]

The Included Units, in the aggregate, possess the following characteristics:

Pool Characteristics

as of the Cutoff Date

Lease Securitization	[________]
Closing Date	[________]
Cutoff Date	[________]
Number of Leases
Original Book Value(1)
Original Aggregate Securitization Value
Average
Minimum
Maximum
Percentage New Vehicles
Percentage Audi Vehicles
Percentage Volkswagen Vehicles
Base Residual
Average
Minimum
Maximum

Original Term (Months)
Weighted Average(2)
Minimum
Maximum
Remaining Term (Months)
Weighted Average(2)
Minimum
Maximum
Seasoning (Months)(3)
Weighted Average(2)
Minimum
Maximum
FICO® Score (4)(5)
Weighted Average(2)
Minimum(5)
Maximum(5)
Discounted Base Residual as a % of Aggregate Securitization Value
Base Residual as a % of MSRP

(1)	Original Book Value is determined based on capitalized amounts of the leases less the accumulated depreciation of the related leased vehicles.
(2)	Weighted average by Securitization Value.
(3)	Seasoning refers to the number of months elapsed since origination of the leases.
(4)	FICO® is a federally registered trademark of Fair Isaac Corporation.
(5)	FICO® scores are calculated as of the origination of the related leases and excludes lessees for which no FICO® score was available as of the origination of the related lease.

Calculation of the Securitization Value

Under the servicing agreement, the servicer will calculate a “Securitization Value” for each Included Unit equal to the following:

Calculation Date	Securitization Value Formula
as of any date other than its maturity date	the sum of the present values, calculated using a discount rate equal to the Securitization Rate, of (a) the aggregate monthly payments remaining on the lease (including monthly payments due but not yet paid) and (b) the Base Residual Value of the related leased vehicle; and

as of its maturity date	the Base Residual Value of the related leased vehicle.

The Securitization Value of a Terminated Unit is equal to zero.

The Securitization Value represents the amount of financing that will be raised against each lease and the related leased vehicle. The Securitization Value will, at any given time during the term of the lease represent the principal amount of notes that can be amortized by the sum of the monthly payments due in respect of the leased vehicle over the remaining lease term, plus the Base Residual Value of the leased vehicle, in each case discounted at an annualized rate equal to the Securitization Rate.

“Securitization Rate” means, for any Included Unit, [_____].

[For purposes of presenting the pool information in this prospectus, a statistical securitization rate of [__%] has been used. The actual securitization rate may be greater than or less than the statistical securitization rate but such variance is not expected to be material.]

[The Securitization Rate was established based on, among other things, market interest rates and the assumed interest rate on the notes.]

“Base Residual Value” means, for each leased vehicle, the lowest of (i) the stated residual value estimate established at the time the related lease was originated (or as subsequently revised in connection with an extension of a lease in accordance with customary servicing practices), (ii) the MSRP ALG Residual and (iii) the Updated ALG Residual. The MSRP ALG Residual and the Updated ALG Residual are residual value estimates produced by the third-party source, Automotive Lease Guide (also referred to as the “ALG”), an independent publisher of residual value percentages recognized throughout the automotive finance industry for projecting estimated vehicle market values at lease termination. The “MSRP ALG Residual” is a residual value estimate produced by the ALG at the time of origination of the lease based on the total manufacturer’s suggested retail price (commonly referred to as “MSRP”) of the base vehicle and all VW Credit authorized options, without making a distinction between the value adding options and non-value adding options. The “Updated ALG Residual” is an estimate of the expected residual value at the related maturity date produced by the ALG in the [__________] edition as the “mark-to-market” value (assuming that the vehicle is in “average” condition rather than “clean” condition) based on the MSRP of the base vehicle and all VW Credit authorized options, without making a distinction between the value adding options and non-value adding options. The calculation of Base Residual Value has the effect of placing a cap on the estimated residual value of a vehicle for purposes of calculating the securitization value of such vehicle.

A “Terminated Unit” is an Included Unit for which any of the following has occurred during a collection period:

•

the related leased vehicle was sold or otherwise disposed of by the servicer following (i) the related lease becoming a defaulted lease or (ii) the scheduled or early termination (including any early termination by the related lessee) of the related lease;

•	the related lease became a defaulted lease or the related lease terminated or expired more than 90 days prior to the end of that collection period and the related leased vehicle was not sold; or

•

the servicer’s records, in accordance with its customary servicing practices, disclose that all insurance proceeds expected to be received have been received by the servicer following a casualty or other loss with respect to the related leased vehicle.

A “defaulted lease” means a lease for which any of the following has occurred during a collection period:

•	any payment on that lease is past due [90 or more] days;

•	the related vehicle for that lease has been repossessed but has not been charged off; or

•	the lease has been charged off in accordance with the servicer’s customary servicing practices.

Residual Values

The value of the notes being offered under this prospectus is based on the aggregate Securitization Value of the Included Units. Each lease sets forth a residual value, which we refer to in this prospectus as the “stated residual value” established at the time of lease origination (as it may be subsequently revised in connection with an extension of a lease in accordance with customary servicing practices). The stated residual value as provided in the lease agreement is the estimated value of the vehicle at the end of the lease and is the amount used to calculate the base monthly lease payments under the lease, assuming that the lease amortizes like a loan. If we assume that the original adjusted capitalized cost of the lease is the initial principal amount of the loan, that the lease rate is the interest rate, that the lease term is the term of the loan and that all monthly payments are timely made, the stated residual value is the amount to which the outstanding balance would decline at the scheduled expiration of the lease term. When a vehicle is sold after being returned by the lessee at the end of the related lease, there will be a residual loss if the net sales proceeds of the vehicle are less than the stated residual value. For more information regarding the determination of residual values, you should refer to “The Sponsor—Determination of Residual Values” in this prospectus.

Distribution of the Leased Vehicles by Model

The distribution of the leased vehicles in the pool as of the cutoff date by model was as follows:

Vehicle	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)		Percentage of Aggregate Securitization Value(1)
A6		%	$		%
S6		%	$		%
RS6		%	$		%
PASSAT		%	$		%
A4		%	$		%
S4		%	$		%
JETTA		%	$		%
ALL ROAD		%	$		%
TOUAREG		%	$		%
BEETLE		%	$		%
TT		%	$		%
GOLF		%	$		%
GTI		%	$		%
VW Other		%	$		%
Audi Other		%	$		%

Total		100.00%		$(2)	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the [statistical] Securitization Rate.

Distribution of the Leases by Original Term to Maturity (Months)

The distribution of the leases in the pool as of the cutoff date by original term to maturity was as follows:

Original Term to Maturity (Months)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%

Total		100.00%		$(2)	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the [statistical] Securitization Rate.

Distribution of the Leases by Remaining Term to Maturity (Months)

The distribution of the leases in the pool as of the cutoff date by remaining term to maturity was as follows:

Remaining Term to Maturity (Months)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%
		%	$		%

Total		100.00%		$(2)	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the [statistical] Securitization Rate.

Distribution of the Leases by Maturity

The distribution of the leases in the pool as of the cutoff date by year and quarter of maturity was as follows:

Year and Quarter of Maturity	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%
[_____] Quarter [_____]		%	$		%

Total		100.00%		$(2)	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the [statistical] Securitization Rate.

Distribution of the Leases by State of Origination

The distribution of the leases in the pool as of the cutoff date by state of origination (based on the address of the lessee), was as follows:

State of Origination	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)
Alabama		%	$	%
Alaska		%	$	%
Arizona		%	$	%
Arkansas		%	$	%
California		%	$	%
Colorado		%	$	%
Connecticut		%	$	%
Delaware		%	$	%
District of Columbia		%	$	%
Florida		%	$	%
Georgia		%	$	%
Hawaii		%	$	%
Idaho		%	$	%
Illinois		%	$	%
Indiana		%	$	%
Iowa		%	$	%
Kansas		%	$	%
Kentucky		%	$	%
Louisiana		%	$	%
Maine		%	$	%
Maryland		%	$	%
Massachusetts		%	$	%
Michigan		%	$	%
Minnesota		%	$	%
Mississippi		%	$	%
Missouri		%	$	%
Montana		%	$	%
Nebraska		%	$	%
Nevada		%	$	%
New Hampshire		%	$	%
New Jersey		%	$	%
New Mexico		%	$	%
New York		%	$	%
North Carolina		%	$	%
North Dakota		%	$	%
Ohio		%	$	%
Oklahoma		%	$	%
Oregon		%	$	%
Pennsylvania		%	$	%
Rhode Island		%	$	%
South Carolina		%	$	%
South Dakota		%	$	%
Tennessee		%	$	%
Texas		%	$	%
Utah		%	$	%
Vermont		%	$	%
Virginia		%	$	%
Washington		%	$	%

State of Origination	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
West Virginia		%	$		%
Wisconsin		%	$		%
Wyoming		%	$		%

Total		100.00%		$(2)	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on the [statistical] Securitization Rate.

[No state other than [_____] and [_____] accounts for [__]% or more of the cutoff date aggregate Securitization Value of the leases and related leased vehicles [in the statistical pool]. Adverse economic conditions in any of these states may have a disproportionate impact on the performance of the leases and the leased vehicles. See “Risk Factors—The geographic concentration of the lessees in the pool of leases and related leased vehicles and varying economic circumstances may increase the risk of losses or reduce the return on your notes” in this prospectus.] [Insert a description of any economic or other factors specific to any state or region where 10% or more of the cutoff date Securitization Value of the leases and leased vehicles are located and how such factors may materially impact the pool of leases.]

Distribution of the Leases by FICO® Score

The distribution of the leases in the pool as of the cutoff date by FICO® score was as follows:

FICO® Score Range(3)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)		Percentage of Aggregate Securitization Value(1)(2)
No FICO		%	$		%
500 to 549		%	$		%
550 to 599		%	$		%
600 to 649		%	$		%
650 to 699		%	$		%
700 to 749		%	$		%
750 to 799		%	$		%
800 to 849		%	$		%
850 to 899		%	$		%

Total		100.00%		$(2)	100.00%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on [statistical] Securitization Rate.
(3)	FICO® scores are calculated as of the origination of the related leases and exclude lessees for which no FICO® score was available as of the origination of the related lease.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the leases and leased vehicles in the pool and the disclosure regarding those leases and leased vehicles required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, VW Credit identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by VW Credit’s responsible personnel to ensure the accuracy of such descriptions. VW Credit also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Members of VW Credit’s capital markets group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the leases or payments on the notes.

In addition, VW Credit also performed a review of the leases and leased vehicles in the pool to confirm that those leases and leased vehicles satisfied the criteria set forth under “The Leases—Representations, Warranties and Covenants—Eligibility Criteria and Portfolio Characteristics” in this prospectus. The first aspect of that review tested the accuracy of the individual lease data contained in VW Credit’s data tape. The data tape is an electronic record maintained by VW Credit, which includes certain attributes of the leases and leased vehicles. VW Credit selected a random sample of [____] lease files to confirm [__] data points such as FICO® score, term to maturity and origination date conformed in all material respects to the applicable information on the data tape. A second aspect of that review consisted of a comparison of the statistical information contained under “The Leases” in this prospectus to data in, or derived from, the data tape. Statistical information relating to the leases and leased vehicles in the pool was recalculated using the applicable information on the data tape. [No material variances between the data points reviewed and the data tape were found.] In addition to this review, VW Credit performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all finding and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Asset Level Information

The issuing entity has provided asset-level information regarding the leases and related leased vehicles that will be allocated to the Transaction SUBI as of the closing date (the “asset-level data”) as an exhibit to a Form ABS-EE that was filed by the issuing entity by the date of the filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the of the data points required with respect to automobile leases identified on Schedule AL to Regulation AB and generally includes, with respect to each lease, the related asset number, the reporting period covered, general information about the lease, information regarding the related leased vehicle, information about the related lessee, information about activity on the lease and information about modifications of the lease since it was originated. In addition, the issuing entity will provide updated asset-level data with respect to the leases each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

PREPAYMENTS, DELINQUENCIES, REPOSSESSIONS AND NET LOSSES

Set forth below is information concerning VW Credit’s experience with respect to certain of its securitized portfolios of leases and the related leased vehicles.

Delinquency, Repossession and Loss Data

Set forth below is information concerning VW Credit’s experience with respect to its entire portfolio of new and used Volkswagen and Audi motor vehicle leases and the related leased vehicles, which includes leases owned by VW Credit or the origination trust and leases that have been sold but are still being serviced by VW Credit. The dollar amounts of the leases outstanding are VW Credit’s book value. Credit losses are an expected cost in the business of extending credit and are considered in VW Credit’s rate-setting process. VW Credit’s strategy is to minimize credit losses while providing financing support for the sale of the motor vehicles.

For credit loss terminations, VW Credit charges off the account balance of a lease upon the related vehicle’s sale date.

Gains or losses associated with the sale of off-lease inventory also are recorded upon the vehicle sale date. Collections of end-of-term charges such as excess wear and use and excess mileage charges are credited when proceeds are received.

Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond VW Credit’s control. There is no assurance that VW Credit’s delinquency, repossession and loss experience with respect to its leases and the related leased vehicles in the future, or the experience of the issuing entity with respect to the leases and the leased vehicles, will be similar to that set forth below.

In the tables below, Net Losses generally represent the total aggregate net outstanding balance of lease contracts determined to be uncollectible during the period less proceeds from the disposition of related leased vehicles, including net amounts received from customers.

Lease Delinquency Experience(1)(2)(4)

(Dollars in Thousands)

	At [ ],				At [ ],
	[ ]		[ ]		[ ]		[ ]		[ ]		[ ]		[ ]
Dollar Amount of Lease Contracts Outstanding(3)	$		$		$		$		$		$		$
Number of Lease Contracts Outstanding
	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Number of Delinquent Lease Contracts(2)
31-60 Days
61-90 Days
91-120 Days
121 Days or More
Total 31 days or more

(1)	Data presented in the table is based upon Managed Lease Portfolio for new and used vehicles financed by VW Credit, including those that have been sold but are serviced by VW Credit.
(2)	VW Credit considers a payment to be past due or delinquent when a lessee fails to make at least 75% of the scheduled monthly payment by the related due date.
(3)	Outstanding balance is the net book value.
(4)	Balances and percentages may not add to total due to rounding.

Net Credit Loss and Repossession Experience(1)(2)(6)

(Dollars in Thousands)

	At or For the [ ] Months Ended [ ],		As or For the Twelve Months Ended [ ],
	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Dollar Amount of Lease Contracts Outstanding(3)	$	$	$	$	$	$	$
Average Dollar Amount of Lease Contracts Outstanding(3)	$	$	$	$	$	$	$
Number of Lease Contracts Outstanding
Average Number of Lease Contracts Outstanding
Repossessions:
Number of Repossessions
Number of Repossessions as a Percentage of the Average Number of Lease Contracts Outstanding(7)
Charge-offs(4)	$	$	$	$	$	$	$
Recoveries(5)	$	$	$	$	$	$	$

Net Losses	$	$	$	$	$	$	$

Net Losses as a Percentage of Average Dollar Amount of Lease Contracts Outstanding(3)(7)

(1)	Averages are computed by taking a simple average of the month end outstanding amounts for each period presented.
(2)	Data presented in the table is based upon lease balances for new and used vehicles financed by VW Credit, including those that have been sold but are serviced by VW Credit.
(3)	Outstanding balance is the net book value.
(4)

Charge-offs generally represent the total aggregate net outstanding balance of the lease contracts determined to be uncollectible in the period less proceeds from disposition of the related leased vehicles, other than recoveries described in Note (5).

(5)	Recoveries generally include the net amounts received with respect to lease contracts previously charged off.
(6)

Net Losses generally represent the total aggregate net outstanding balance of lease contracts determined to be uncollectible during the period less proceeds from the disposition of related leased vehicles, including net amounts received from customers.

(7)	Balances and percentages may not add to total due to rounding.
(8)	Annualized.

Residual Value Loss Experience

Set forth below is information concerning residual value loss experience and return rates for Volkswagen and Audi vehicles at termination. The residual value loss rates are indicated as the difference between the ALG Residual at origination and the actual amounts received for the off-lease vehicles, where the “ALG Residual” is, for each vehicle, the lesser of the MSRP ALG Residual for that vehicle and the MRM ALG Residual for that vehicle. The “MRM ALG Residual” is a residual value estimate that is a percentage of the MSRP of the typically equipped vehicle and value adding options, giving only partial credit or no credit for those options that add little or no value to the resale price of the vehicle. The Base Residual Value for the Included Units is calculated in the manner described in “The Leases—Representations, Warranties and Covenants—Determination of Residual Values.”

Residual Value Loss Experience(1)(2)(6)(7)

	For the [ ] Months Ended [ ],				For the Twelve Months Ended [ ]
	[ ]		[ ]		[ ]		[ ]		[ ]		[ ]		[ ]
Total Number of Vehicles Scheduled to Terminate
Total ALG Residual on Vehicles Scheduled to Terminate(3)	$		$		$		$		$		$		$
Number of Vehicles Returned to VW Credit(4)%				%		%		%		%		%		%
Vehicles Returned to VW Credit Ratio		%		%		%		%		%		%		%
Total Gain/(Loss) on ALG Residuals on Vehicles Returned to VW Credit(5)	$		$		$		$		$		$		$
Average Gain/(Loss) on ALG Residuals on Vehicles Returned to VW Credit	$		$		$		$		$		$		$
Total ALG Residual on Vehicles Returned to VW Credit	$		$		$		$		$		$		$
Total Gain/(Loss) on ALG Residuals on Vehicles Returned to VW Credit as a Percentage of ALG Residuals of Returned Vehicles Sold by VW Credit		%		%		%		%		%		%		%
Total Gain/(Loss) on ALG Residuals on Vehicles Returned to VW Credit as a Percentage of ALG Residuals of Vehicles Scheduled to Terminate		%		%		%		%		%		%		%
Average Stated Residual Value Percentage of MSRP
Average ALG Residual Percentage of MSRP
Percentage Difference			$		$		$		$		$		$

(1)	Includes leases which VW Credit has sold to third parties but continues to service. The leases are grouped by scheduled maturity date.
(2)	Includes only new [and used] Audi and Volkswagen leases with obligors in the United States with a VW Credit residual value less than MSRP.
(3)	Total ALG Residual is the sum of the ALG Residuals for all vehicles scheduled to terminate during the period.
(4)	Excludes repossessions and vehicles terminating [ ] days or more prior to scheduled maturity.
(5)	Gain/(Loss) calculated as Gross Proceeds on Sale less Auction Expenses less Certification Expenses plus Excess Charges Paid minus ALG Residual Value
(6)	All periods presented exclude the [ ] family of vehicles ([ ] and [ ]).
(7)	Balances and percentages may not add to total due to rounding.

Delinquency Experience Regarding the Pool of Leases

The following tables set forth the delinquency experience regarding the pool of leases. The servicer considers a lease delinquent when a lessee fails to make at least 75% of a scheduled monthly payment by the related due date. The period of delinquency is based on the number of days payments are contractually past due. As of the cutoff date, [none] of the leases in the pool were more than 30 days delinquent or have experienced a loss, and as of the cutoff date, none of the leases in the pool to be sold to the issuing entity on the closing date will be more than 30 days delinquent or have experienced a loss.

Historical Delinquency Status	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)
Delinquent no more than once for 31-60 days(3)		%	$	%
Delinquent more than once for 31-60 days but never for 61 days or more		%	$	%
Delinquent at least once for 61 days or more		%	$	%

(1)	Balances and percentages may not add to total due to rounding.
(2)	Based on Securitization Rate.
(3)	Delinquent no more than once for 31-60 days represent accounts that were delinquent one time but never exceeded 60 days past due.

STATIC POOL DATA

Appendix A, which is incorporated by reference into this prospectus, sets forth in tabular format static pool information about prior pools of motor vehicle leases that were securitized by VW Credit in the last five years. Static pool information consists of cumulative credit losses, delinquency and prepayment data for prior securitized pools and summary information for the original characteristics of the prior pools. The term “securitized pool” refers to the securitized pool of motor vehicle leases as of the related cutoff date. The characteristics of the securitized pools included in Appendix A vary from the characteristics of the leases in this transaction.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

The characteristics of leases included in the static pool data discussed above, as well as the social, economic and other conditions existing at the time when those leases were originated and repaid, may vary materially from the characteristics of the leases in this transaction and the social, economic and other conditions existing at the time when the leases in this transaction were originated and those that will exist in the future when the leases in the current transaction are required to be repaid. Additionally, since VW Credit’s underwriting standards and procedures have remained stable over time, it is VW Credit’s belief that the prior securitized pools are generally comparable to each pool of leases described in this prospectus, however, the pool of leases described in this prospectus [(a) has a (i) lower average remaining term, (ii) higher weighted average seasoning and (iii) higher weighted average FICO® score and (b) includes a (i) higher percentage by Securitization Value of Audi vehicles and (ii) higher percentage by Securitization Value of sport utility vehicles].

REPURCHASES AND REPLACEMENTS

[No assets securitized by VW Credit were the subject of a demand to repurchase or replace for breach of the representations and warranties during the three-year period ending [_____].]

[The following table provides information regarding the demand, repurchase and replacement history with respect to leases securitized by VW Credit during the period from [_____], 20[__] to [_____], 20[__].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Leases in ABS by Originator			Leases that Were Subject of Demand			Leases That Were Repurchased or Replaced			Leases Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
Volkswagen Auto Lease Trust 20[__]-[_]		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
Volkswagen Auto Lease Trust 20[__]-[_]		Originator 2	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

Please refer to Form ABS-15G filed by VW Credit on [_____] for additional information. The CIK number of VW Credit is 0000833733.

WEIGHTED AVERAGE LIFE OF THE NOTES

The rate of payment of principal of the notes will depend on the rate of payments on the Included Units (including scheduled monthly payments on, and prepayments and liquidations of, the leases) and losses on the Included Units, which cannot be predicted with certainty.

A prepayment of a lease in full (including payment in respect of the stated residual value of the related leased vehicle) may be in the form of net proceeds resulting from early lease terminations, sales proceeds following a default under the lease or repurchase payments made by VW Credit or the servicer. The rate of prepayment on the leases may be influenced by a variety of economic, social and other factors, including the availability of competing lease programs and the conditions in the used motor vehicle market. In general, prepayments of leases will shorten the weighted average life of the notes, which is the average amount of time during which each dollar of the principal amount of a note is outstanding. As the rate of payment of principal on any class of notes will depend primarily on the rate of payment — including prepayments — of the related leases, the final payment of principal of (or the final distribution on) the related class of notes could occur significantly earlier than the applicable final scheduled payment date. If lease prepayments cause the principal of the notes to be paid earlier than anticipated, noteholders will bear the risk of being able to reinvest principal payments at interest rates at least equal to the applicable interest rate.

Historical levels of lease delinquencies and defaults, leased vehicle repossessions and losses and residual value losses are discussed under “Prepayments, Delinquencies, Repossessions and Net Losses—Delinquency, Repossession and Loss Data” in this prospectus. VW Credit can give no assurances that the leases will experience the same rate of prepayment or default or any greater or lesser rate than VW Credit’s historical rate, or that the residual value experience of leased vehicles related to leases that are scheduled to reach their maturity dates will be the same as VW Credit’s historical residual value loss experience for all of the retail leases in its portfolio (including leases that VW Credit has sold to third parties but continues to service).

The following information is provided solely to illustrate the effect of prepayments of the leases and the related leased vehicles on the unpaid principal amounts of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the leases.

Prepayments on motor vehicle leases may be measured by a prepayment standard or model. The prepayment model used in this prospectus is expressed in terms of percentages of “ABS,” which means a prepayment model that assumes a constant percentage of the original number of leases in the pool prepay each month. The “Prepayment Assumption,” which we refer to in this prospectus, assumes that the original principal balance of the leases will prepay at 100% of the following curve:

(1)	In month one, prepayments will occur at [__]% ABS and increase by [__]% ABS each month until reaching [__]% ABS in the [__] month of the life of the lease.

(2)	In month [_____] through [_____], prepayments remain at [__]% ABS.

(3)	In month [_____], prepayments decrease to [__]% ABS and remain at that level until the original outstanding principal balance of the contract has been paid in full.

Neither any ABS rate nor the Prepayment Assumption purports to be a historical description of the prepayment experience or a prediction of the anticipated rate of prepayment of the pool of leases. We cannot assure you that the leases will prepay at the levels of the Prepayment Assumption or at any other rate.

The tables below were prepared on the basis of certain assumptions, including that:

•	all monthly payments are received timely and no lease is ever delinquent;

•	[ ] months have elapsed since the origination of the leases in the aggregate;

•	each fiscal month of VW Credit is equivalent to a calendar month;

•	each collection period is a calendar month, or in the case of the first collection period, the calendar months of [______] and [______];

•	each lease payment is received in accordance with the assumed cashflows for the pool of leases set forth in Appendix B, which is incorporated by reference into this prospectus;

•	the Base Residual Value for each leased vehicle is received in the collection period in which the related lease matures in accordance with the assumed cashflows set forth in Appendix B;

•	no repurchase payment is required to be made by VW Credit in respect of any Included Unit;

•	there are no losses in respect of the leases;

•	payments on the notes are made on the [___] day of each month, whether or not that day is a business day, beginning on [_____];

[•	there are no termination payments due to the issuing entity or to the swap counterparty as a result of the termination of the interest rate swap agreement];

•

the interest on the Class A-1 notes [and the Class A-4 notes] is based on an actual/360 day count and the interest on the Class A-2 notes, the Class A-3 notes [and] [the Class A-4 notes] [and the Class B notes] is based on a 30/360 day count;

•

interest accrues on the notes at the following per annum assumed coupon rates: Class A-1 notes, [__]%; Class A-2 notes, [__]%; Class A-3 notes, [__]%; and Class A-4 notes, [__]%; [and Class B Notes, [__]%;]

[•	although the cutoff date is [_____], only one month of lease payments will be applied on the first payment date;]

•	the servicing fee is [1.00]% per annum of the aggregate Securitization Value of the Included Units;

•	all prepayments on the leases are prepayments in full (and the residual values of the related leased vehicles are paid in full);

•	the reserve account is [initially] funded with an amount equal to $[___];

•	investment income equals zero, and the trustees and asset representations reviewer fees and expenses equal zero;

•	the aggregate Securitization Value of the Included Units as of the cutoff date is $[___], based on the [statistical] Securitization Rate of [__]%;

•	[Insert Pre-funding Assumptions];

•	the closing date is assumed to be [_____, __]; and

•	unless otherwise indicated the depositor does not exercise its optional purchase.

No representation is made as to what the actual levels of losses and delinquencies on the leases will be. Because payments on the leases and the leased vehicles will differ from those used in preparing the following tables, distributions of principal of the notes may be made earlier or later than as set forth in the tables. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

The following tables set forth the percentages of the unpaid principal amount of each class of the notes that would be outstanding after each of the dates shown, based on a rate equal to 0%, 50%, 75%, 100%, 150% and 200% of the Prepayment Assumption. As used in the table, “0% Prepayment Assumption” assumes no prepayments on a lease, “50% Prepayment Assumption” assumes that a lease will prepay at 50% of the Prepayment Assumption, “75% Prepayment Assumption” assumes that a lease will prepay at 75% of the Prepayment Assumption and so forth.

Percentage of Class A-1 Note Balance Outstanding(1)

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	150%	200%
Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life (years)(2)
Weighted Average Life to Optional Purchase (years)(2)(3)

(1)	Percentages assume no optional purchase occurs.
(2)

The weighted average life of the Class A-1 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)	Assumes depositor exercises its optional purchase right on the first payment date on which it is permitted to do so.

Percentage of Class A-2 Note Balance Outstanding(1)

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	150%	200%
Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life (years)(2)
Weighted Average Life to Optional Purchase (years)(2)(3)

(1)	Percentages assume no optional purchase occurs.
(2)

The weighted average life of the Class A-2 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)	Assumes depositor exercises its optional purchase right on the first payment date on which it is permitted to do so.

Percentage of Class A-3 Note Balance Outstanding(1)

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	150%	200%
Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life (years)(2)
Weighted Average Life to Optional Purchase (years)(2)(3)

(1)	Percentages assume no optional purchase occurs.
(2)

The weighted average life of the Class A-3 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)	Assumes depositor exercises its optional purchase right on the first payment date on which it is permitted to do so.

Percentage of Class A-4 Note Balance Outstanding(1)

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	150%	200%
Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life (years)(2)
Weighted Average Life to Optional Purchase (years)(2)(3)

(1)	Percentages assume no optional purchase occurs.
(2)

The weighted average life of the Class A-4 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)	Assumes depositor exercises its optional purchase right on the first payment date on which it is permitted to do so.

[Percentage of Class B Note Balance Outstanding](1)

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	150%	200%
Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life (years)(2)
Weighted Average Life to Optional Purchase (years)(2)(3)

(1)	Percentages assume no optional purchase occurs.
(2)

The weighted average life of the Class B notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)	Assumes depositor exercises its optional purchase right on the first payment date on which it is permitted to do so.

NOTE FACTORS AND POOL INFORMATION

Each month the servicer will compute a Note Factor.

The “Note Factor” will be a six-digit decimal indicating the outstanding principal amount of the notes or a class of notes, as applicable, at the end of the month as a fraction of the initial principal amount of the notes or a class of notes, as applicable, as of the closing date. The Note Factor will be 1.000000 as of the closing date; thereafter, the Note Factor will decline to reflect reductions in the outstanding principal amount of the notes or a class of notes, as applicable. As a noteholder, your share of the principal amount of a particular class of notes is the product of (1) the original denomination of your note and (2) the applicable class Note Factor.

The noteholders of record will receive monthly reports from the indenture trustee concerning payments received on the leases, the aggregate Securitization Value and/or the note balance, the Note Factor, and other relevant information. The Depository Trust Company (“DTC”) (or its successors) will supply these reports to noteholders in accordance with its procedures. Since owners of beneficial interests in a global note will not be recognized as noteholders, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a global note by a request in writing addressed to the indenture trustee. Noteholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by applicable law. See “Reports to Noteholders” in this prospectus.

THE NOTES

The following information summarizes material provisions of the notes and related provisions in the indenture.

General

The notes will be issued pursuant to the terms of the indenture to be dated as of the closing date between the issuing entity and the indenture trustee for the benefit of the noteholders [and the swap counterparty]. We will file a copy of the indenture with the SEC concurrently with or prior to the time we file the final prospectus with the SEC. Holders of the notes will have the right to receive payments made with respect to the leases and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture. [_____] will be the “indenture trustee.” You may contact the indenture trustee at [_____], or by calling [_____].

All payments required to be made on the notes will be made monthly on each payment date, which will be the [___] day of each month or, if that day is not a business day, then the next business day, beginning [_____].

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the latest record date.

The initial principal amount, interest rate and final scheduled payment date for each class of the notes offered hereby are set forth on the cover page to this prospectus.

Distributions with respect to the certificate will be subordinated to distributions of principal of and interest on the notes to the extent described in “Description of the Transaction Documents–Priority of Payments” in this prospectus.

Book-Entry Registration

Each class of notes will be available only in book-entry form except in the limited circumstances described under “The Notes —Definitive Notes” in this prospectus. All notes will be held in book-entry form by DTC in the name of Cede & Co., as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), which will hold positions on behalf of their customers or participants either directly or indirectly through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

Actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

Definitive Notes

The notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as depository with respect to the notes, and the indenture trustee or the administrator, as applicable, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after an indenture default, beneficial owners representing in the aggregate not less than a majority of the aggregate outstanding principal amount of the [controlling class][notes], voting together as a single class], advise the indenture trustee through DTC in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus, and in the indenture, the servicing agreement or the trust agreement. Payments or distributions on each payment date and on the final scheduled payment date, will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made by check mailed to the address of each noteholder as it appears on the register maintained by the indenture trustee or by other means to the extent provided in this prospectus. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede & Co., however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the indenture trustee, or at the offices of a transfer agent or registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee, transfer agent or registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by the Issuing Entity, the Depositor, the Servicer, the Administrator and Their Affiliates

In general, except as otherwise described in this prospectus and the transaction documents, so long as any notes are outstanding, any notes owned by the issuing entity, the depositor, the servicer (so long as VW Credit or one of its affiliates is the servicer), the administrator or any of their respective affiliates will be entitled to benefits under the transaction documents, equally and proportionately to the benefits afforded other owners of the notes except that those notes will be deemed not to be outstanding for the purpose of determining whether the requisite percentage of the related noteholders have given any request, demand, authorization, direction, notice, consent or other action under the transaction documents (unless all notes are then owned by these entities).

Access to Noteholder Lists

If definitive notes are issued in the limited circumstances set forth above, and if the indenture trustee is not the registrar for the notes, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within five days of that record date; and

•	within 30 days after receipt by the issuing entity of a written request from the indenture trustee for that list, as of not more than ten days before that list is furnished.

Noteholder Communication

The owner of a beneficial interest in a note or, to the extent definitive notes have been issued, a noteholder (collectively, “investors”) may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the depositor, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). So long as the issuing entity is filing monthly distribution reports on Form 10-D under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), the issuing entity will include in each such Form 10-D disclosure regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. VW Credit and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

Neither the trust agreement nor the indenture will provide for the holding of annual or other meetings of noteholders.

Delivery of Notes

Unless the notes are offered in definitive form in the limited circumstances described above under “The Notes—Definitive Notes” in this prospectus, the notes will be available for purchase in book-entry form only.

The offered notes will be issued in the minimum denomination of $100,000 and in integral multiples of $1,000 in excess thereof on or about the closing date in book-entry form through the facilities of DTC, Clearstream and Euroclear System against payment in immediately available funds.

Payments of Interest

Interest on the outstanding principal amount of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be payable monthly on each payment date. Interest will accrue during each interest period at the applicable interest rate (a) for the Class A-1 notes [and the [Class A-4] notes], from and including the prior payment date (or from and including the closing date in the case of the first payment date) to but excluding the following payment date or (b) for the Class A-2 notes, the Class A-3 notes and the Class A-4 notes [and the Class B notes], from and including the [___] day of the calendar month preceding each payment date (or from and including the closing date in the case of the first payment date) to but excluding the [___] day of the month in which such payment date occurs.

Interest will accrue and will be calculated on the various classes of notes as follows:

•

Actual/360. Interest on the Class A-1 notes [and the [Class A-4] notes] will be calculated on the basis of actual days elapsed during the applicable interest period, but assuming a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the [Class A-4] notes] will be the product of (i) the outstanding principal amount of the Class A-1 notes [and the [Class A-4] notes] (before giving effect to any payments made on that payment date), (ii) the related interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•

30/360. Interest on the Class A-2 notes, the Class A-3 notes, [and the Class A-4 notes] [and the Class B notes] will be calculated on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2 notes, the Class A-3 notes, [and the Class A-4 notes] [and the Class B notes] will be the product of (i) the outstanding principal amount of the related class of notes (before giving effect to any payments made on that payment date), (ii) the applicable interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date to but excluding [_____]) divided by 360.

•

Interest Accrual Periods. Interest will accrue on the outstanding principal amount of each class of notes (a) with respect to the Class A-1 notes [and the floating rate notes], from and including the prior payment date (or in the case of the first payment date, the closing date) to but excluding the following payment date or (b) with respect to the Class A-2 notes, the Class A-3 notes and the Class A-4 notes [and the Class B notes], from and including the [___] day of each calendar month preceding a payment date (or in the case of first payment date, the closing date) to but excluding the [___] day of the month in which such payment date occurs. Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

[Interest on the floating rate notes will initially be calculated based on LIBOR, but will be calculated based on a Benchmark Replacement following the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date as described below, in each case, plus the applicable spread.

Notwithstanding the alternatives within the definition of LIBOR below, if the administrator determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time of the then-current benchmark, the Benchmark Replacement will replace the then-current benchmark for all purposes relating to the [Class A-4] notes in respect of such determination on such date and all determinations on all subsequent dates. However, if the initial Benchmark Replacement is any rate other than Term SOFR and the administrator later determines that Term SOFR can be determined, Term SOFR will become the new Unadjusted Benchmark Replacement and will, together with a new Benchmark Replacement Adjustment for Term SOFR, replace the then-current benchmark on the next Benchmark Determination Date for Term SOFR.

In connection with the implementation of a Benchmark Replacement, the administrator will have the right from time to time to make “Benchmark Replacement Conforming Changes,” which are any technical, administrative or operational changes (including changes to the timing and frequency of determining rates, the process of making payments of interest and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).

Notice of the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the determination of a Benchmark Replacement and the making of any Benchmark Replacement Conforming Changes will be included in the Servicer Certificate. Notwithstanding anything in the transaction documents to the contrary, upon the delivery of such notice and the inclusion of such information in the Servicer Certificate, the relevant transaction documents will be deemed to have been amended to reflect the new Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment and/or Benchmark Replacement Conforming Changes without further compliance with the amendment provisions of the relevant transaction documents or the consent of any noteholder.

Any determination, decision or election that may be made by the administrator in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and, notwithstanding anything to the contrary in the transaction documents, will become effective without consent from any other party. None of the issuing entity, the owner trustee, the origination trustees, the indenture trustee, the administrator, the sponsor, the depositor or the servicer will have any liability for any determination made in connection with, or action or inaction taken or refrained from being taken by it with respect to, any Benchmark Transition Event, any Benchmark Replacement Conforming Changes, a Benchmark Replacement Adjustment, a Benchmark Replacement or any other matters related to or arising in connection with the foregoing. Each noteholder and each beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, the origination trustees, the indenture trustee, the administrator, the sponsor, the depositor and the servicer relating to any such determinations.

For purposes of computing interest on the floating rate notes, the following terms have the following meanings:

“Benchmark” means (a) initially, LIBOR and (b) if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then-current Benchmark, the applicable Benchmark Replacement.

“Benchmark Determination Date” means (a) if the Benchmark is LIBOR, the LIBOR Determination Date, (b) if the Benchmark is Term SOFR, the date that is two business days before the first day of the applicable interest period, (c) if the Benchmark is Compounded SOFR, the date that is five business days before the last day of the applicable interest period and (d) if the Benchmark is any other rate, the date determined by the administrator in accordance with the indenture.

“Benchmark Replacement” will be the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(a)	the sum of (i) Term SOFR and (ii) the Benchmark Replacement Adjustment,

(b)	the sum of (i) Compounded SOFR and (ii) the Benchmark Replacement Adjustment,

(c)

the sum of (i) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current benchmark for the applicable Corresponding Tenor and (ii) the Benchmark Replacement Adjustment, and

(d)

the sum of (i) the alternate rate of interest that has been selected by the administrator in its reasonable discretion as the replacement for the then-current benchmark for the applicable Corresponding Tenor and (ii) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” will be the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(a)

the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement, and

(b)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator in its reasonable discretion for the replacement of the then-current benchmark with the applicable Unadjusted Benchmark Replacement.

“Benchmark Replacement Date” means:

(a)

in the case of clause (a) or (b) of the definition of Benchmark Transition Event, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of the benchmark permanently or indefinitely ceases to provide the benchmark, or

(b)	in the case of clause (c) of the definition of Benchmark Transition Event, the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on a Benchmark Determination Date, but earlier than the Reference Time for that Benchmark Determination Date, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of the benchmark announcing that such administrator has ceased or will cease to provide the benchmark, permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark,

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark, the central bank for the currency of the benchmark, an insolvency official with jurisdiction over the administrator for the benchmark, a resolution authority with jurisdiction over the administrator for the benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the benchmark, which states that the administrator of the benchmark has ceased or will cease to provide the benchmark permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark, or

(c)

a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark announcing that the benchmark is no longer representative of the underlying market or economic reality or may no longer be used.

“Compounded SOFR” means, for any interest period, the compounded average, in arrears, of the SOFRs for each day of such interest period, as determined on the Benchmark Determination Date for such interest period, with the rate, or methodology for this rate, and conventions for this rate (which will include a five business day suspension period as a mechanism to determine the interest amount payable prior to the end of each interest period, such that the SOFR on the Benchmark Determination Date will apply for each day in the interest period following the Benchmark Determination Date) being established by the administrator in accordance with:

(a)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR, or

(b)

if, and to the extent that, the administrator determines that Compounded SOFR cannot be determined in accordance with clause (a) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the administrator in its reasonable discretion.

“Corresponding Tenor” means, with respect to a Benchmark Replacement, a tenor (including overnight) having approximately the same length (disregarding any business day adjustment) as the applicable tenor for the then-current benchmark.

“LIBOR” means, with respect to any interest period, the London interbank offered rate for deposits in U.S. dollars having a maturity of one month commencing on the related LIBOR Determination Date which appears on the Bloomberg Screen BBAM Page (or any successor page) as of 11:00 a.m., London time, on such LIBOR Determination Date; provided, however, that for the first interest period, LIBOR shall mean an interpolated rate for deposits based on London interbank offered rates for deposits in U.S. dollars for a period that corresponds to the actual number of days in the first interest period. If the rates used to determine LIBOR do not appear on the Bloomberg Screen BBAM Page (or any successor page), the rates for that day will be determined on the basis of the rates at which deposits in U.S. dollars, having a maturity of one month and in a principal balance of not less than U.S. $1,000,000 are offered at approximately 11:00 a.m., London time, on such LIBOR Determination Date to prime banks in the London interbank market by the reference banks selected by the depositor. The indenture trustee will request the principal London office of each of such reference banks selected by the depositor to provide a quotation of its rate. If at least two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of all such quotations. If fewer than two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of the offered per annum rates that one or more leading banks in New York City, selected by the depositor, are quoting as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date to leading European banks for United States dollar deposits for that maturity; provided that if the banks selected as aforesaid are not quoting as mentioned in this sentence, LIBOR in effect for the applicable interest period will be LIBOR in effect for the previous interest period. The reference banks are the four major banks in the London interbank market selected by the depositor.

“LIBOR Determination Date” means the second London Business Day prior to the closing date with respect to the first payment date and, as to each subsequent payment date, the second London Business Day prior to the immediately preceding payment date.

“London Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in London, England are authorized or obligated by law or government decree to be closed.

“Reference Time” means, for an interest period, (a) if the Benchmark is LIBOR, 11:00 a.m. (London time) on the Benchmark Determination Date, and (b) if the Benchmark is a rate other than LIBOR, the time on the Benchmark Determination Date determined by the administrator as described under “The Notes—Payments of Interest”.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means, with respect to any day, the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” is the benchmark replacement excluding the Benchmark Replacement Adjustment.]

Interest on each note will be paid to the person in whose name that note is registered on the record date. If the notes are issued as book-entry notes, then the “record date” is the close of business on the business day immediately preceding the applicable payment date or redemption date. If the notes are issued as definitive notes, then the “record date” is the close of business on the last business day of the calendar month immediately preceding the calendar month in which the applicable payment date or redemption date occurs. (The holders of record of the notes are referred to as “noteholders” in this prospectus.) The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the principal amount of that class of notes is reduced to zero or (b) the applicable final scheduled payment date for that class of notes. In this transaction, a “business day” will be any day other than a Saturday, a Sunday or a day on which banking institutions in the states of Delaware, Illinois, Virginia or New York [or the principal place of business of the [swap] [cap] counterparty] are authorized or obligated by law, executive order or government decree to be closed.

[A failure to pay the interest due on the notes [of the Controlling Class] on any payment date that continues for a period of [five] days or more will result in an indenture default.] See “Description of the Transaction Documents—Events of Default” in this prospectus.

[If the sum of the Benchmark and the applicable spread is less than 0.00% for any interest period, then the interest rate for the floating rate notes for such interest period will be deemed to be 0.00%.]

Payments of Principal

On each payment date, the noteholders collectively will be entitled to receive (to the extent funds are available therefor) the “Principal Distribution Amount,” in accordance with the payment priorities described below, which is an amount of principal equal to the sum of:

•	the First Priority Principal Distribution Amount (as defined in this prospectus);

•	[the Second Priority Principal Distribution Amount (as defined in this prospectus);] and

•	the Regular Principal Distribution Amount (as defined in this prospectus).

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account, after giving effect to all deposits and withdrawals on that payment date, would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer.

Notwithstanding the foregoing, the aggregate amount of principal paid in respect of a class of notes will not exceed its initial note balance.

On each payment date prior to the acceleration of the notes following an indenture default, principal payments on the notes will be made sequentially so that no principal will be paid on any class of notes until all notes with an earlier final scheduled payment date have been paid in full. Thus, no principal will be paid on the Class A-2 notes until the principal on the Class A-1 notes has been paid in full, no principal will be paid on the Class A-3 notes until the principal on the Class A-2 notes has been paid in full, no principal will be paid on the Class A-4 notes until the principal on the Class A-3 notes has been paid in full[, and no principal will be paid on the Class B notes until the principal on the Class A-4 notes has been paid in full].

On any payment date, the “note balance” will equal the initial principal amount for that class or classes, reduced by all payments of principal made on or prior to the payment date on that class or classes of notes.

On each payment date after the maturity of the notes has been accelerated following an indenture default, principal will be allocated first, to the Class A-1 notes until the Class A-1 notes are paid in full and then, pro rata (based on the aggregate outstanding principal amount of each remaining class of notes) among all other classes of the notes until they have been paid in full. See “The Notes” and “Description of the Transaction Documents” in this prospectus. If an indenture default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth under “Description of the Transaction Documents—Priority of Payments” in this prospectus.

To the extent not previously paid, the outstanding principal amount of each class of notes will be payable in full on the payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, [_____];

•	for the Class A-2 notes, [_____];

•	for the Class A-3 notes, [_____];

•	for the Class A-4 notes, [_____]; and

[•	for the Class B notes, [_____].]

Failure to pay the full principal amount of a class of notes by the applicable final scheduled payment date will be an indenture default under the indenture.

Payments of Principal on each Payment Date

(other than Payment Dates after the Notes Have Been Accelerated

Following the Occurrence of an Indenture Default)

[Interest Rate Swap Agreement]

[On the closing date, the issuing entity will enter into an “interest rate swap agreement” consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the confirmation with the swap counterparty to hedge the floating interest rate risk on the [Class A-4] notes. The interest rate swap for the [Class A-4] notes will have an initial notional amount equal to the initial Note Balance of the [Class A-4] notes on the closing date and will decrease by the amount of any principal payments on the [Class A-4] notes. The notional amount of the interest rate swap at all times that the interest rate swap is in place will be equal to the Note Balance of the [Class A-4] notes.

On each payment date the issuing entity will make and receive payments under the interest rate swap agreements calculated with respect to the preceding interest accrual period and exchanged on a net basis. The issuing entity will pay to the swap counterparty the amounts set forth below with respect to the related interest rate swap agreement, in each case on a notional amount equal to the outstanding principal balance of the related class of floating rate notes and the swap counterparty will pay to the issuing entity the following amounts on such notional amount:

Class [A-4] Notes	Amount Payable to Swap Counterparty	Amount Payable to Issuing Entity

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a per annum fixed rate payment based on a fixed rate of [__]% times the notional amount of the interest rate swap and the swap counterparty will be obligated to pay a per annum floating rate payment based on the interest rate of the [Class A-4] notes times the same notional amount. Payments on the interest rate swap (other than Swap Termination Payments) will be exchanged on a net basis. The payment obligations of the issuing entity to the swap counterparty under the interest rate swap agreement are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under the interest rate swap agreement includes:

•	failure to make payments due under the interest rate swap agreement; or

•	the occurrence of certain bankruptcy and insolvency events of the issuing entity or the swap counterparty.

Among other things, a termination event under the interest rate swap agreement includes:

•	illegality of the transactions contemplated by the interest rate swap agreement;

•	the issuing entity amends any transaction document without the prior consent of the swap counterparty if such consent is required under the transaction documents;

•

any redemption, acceleration, auction, clean-up call or other prepayment in full, but not in part, of the notes under the indenture or any event of default under the indenture caused by the failure of the issuing entity to make a payment or maintain solvency that results in certain rights or remedies being exercised with respect to the collateral;

•

failure of the swap counterparty to provide financial information as required by Regulation AB as specified in the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty;

•	determines in good faith that it is unable to provide that financial information; and

•	assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that is able to provide that information and that satisfies the Rating Agency Condition;

•

failure of the swap counterparty to maintain its credit rating at certain levels required by the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty, among other things:

•	posts collateral;

•	assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that satisfies the Rating Agency Condition; or

•	obtains an unconditional guarantee or other similar assurance in respect of the swap counterparty’s obligations under the interest rate swap agreement that satisfies the Rating Agency Condition.

Upon the occurrence of any event of default or termination event specified in the interest rate swap agreement, the non-defaulting or non-affected party may elect to terminate the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or a termination event, a Swap Termination Payment under the interest rate swap agreement may be due to the swap counterparty by the issuing entity out of Available Funds. Any Swap Termination Payment that constitutes a Subordinate Swap Termination Payment will be subordinated to payments of principal of and interest on the notes and any Swap Termination Payment that constitutes a Senior Swap Termination Payment will be paid pari passu with interest on the Class A notes. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the interest rate swap agreement, in each case in accordance with the procedures set forth in the interest rate swap agreement. Any Swap Termination Payment could if market rates or other conditions have changed materially, be substantial. If a replacement interest rate swap agreement is entered into, any payments made by the replacement swap counterparty in consideration for replacing the swap counterparty, will be applied to any Swap Termination Payment owed to the swap counterparty, under the interest rate swap agreement to the extent not previously paid.]

[Interest Rate Cap Agreement]

[On the closing date, the issuing entity will enter into an “interest rate cap agreement” consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the confirmation with the cap counterparty to hedge the floating interest rate risk on the [Class A-4] notes. The interest rate cap for the [Class A-4] notes will have an initial notional amount equal to the initial Note Balance of the [Class A-4] notes on the closing date and will decrease by the amount of any principal payments on the [Class A-4] notes. The notional amount of the interest rate cap at all times that the interest rate cap is in place will be equal to the Note Balance of the [Class A-4] notes.

In general, under the interest rate cap agreement on each payment date, the issuing entity will pay an upfront premium to the cap counterparty and, if [LIBOR][the Benchmark] related to any payment date exceeds [•] (the “Cap Rate”), the cap counterparty will pay to the issuing entity an interest rate payment (the “Cap Receipt”) based (i) on a per annum floating rate of [LIBOR][the Benchmark] for that payment date minus the Cap Rate times (ii) the notional amount of the interest rate cap.

Among other things, an event of default under the interest rate cap agreement includes:

•	failure to make payments due under the interest rate swap agreement; or

•	the occurrence of certain bankruptcy and insolvency events of the issuing entity or the swap counterparty.

Among other things, a termination event under the interest rate cap agreement includes:

•	illegality of the transactions contemplated by the interest rate swap agreement;

•	the issuing entity amends any transaction document without the prior consent of the swap counterparty if such consent is required under the transaction documents;

•

any redemption, acceleration, auction, clean-up call or other prepayment in full, but not in part, of the notes under the indenture or any event of default under the indenture caused by the failure of the issuing entity to make a payment or maintain solvency that results in certain rights or remedies being exercised with respect to the collateral;

•

failure of the swap counterparty to provide financial information as required by Regulation AB as specified in the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty;

•	determines in good faith that it is unable to provide that financial information; and

•	assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that is able to provide that information and that satisfies the Rating Agency Condition;

•

failure of the swap counterparty to maintain its credit rating at certain levels required by the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty, among other things:

•	posts collateral;

•	assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that satisfies the Rating Agency Condition; or

•	obtains an unconditional guarantee or other similar assurance in respect of the swap counterparty’s obligations under the interest rate swap agreement that satisfies the Rating Agency Condition.

Upon the occurrence of any event of default or termination event specified in the interest rate cap agreement, the non-defaulting or non-affected party or, in some instances, the affected party or burdened party may elect to terminate the interest rate cap agreement. If the interest rate cap agreement is terminated due to an event of default or a termination event, a Cap Termination Payment under the interest rate cap agreement may be due to the issuing entity by the cap counterparty. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the interest rate cap agreement, in each case in accordance with the procedures set forth in the interest rate cap agreement.]

[THE REVOLVING PERIOD]

[During the revolving period, noteholders will not receive principal payments. Instead, on each payment date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in the beneficial interest in additional leases and related leased vehicles to be purchased from the depositor.

The issuing entity will purchase the beneficial interest in additional leases and related leased vehicles meeting the eligibility requirements described in “The Leases.” The purchase price for each additional beneficial interest in additional leases and related leased vehicles will be [insert formula for determining purchase price].

The depositor will seek to purchase the beneficial interest in additional leases and related vehicles, with a purchase price equal to the reinvestment amount, to the extent of available funds. The sponsor will seek to make the beneficial interests in leases and related leased vehicles available to the depositor as additional leases and related leased vehicles in an amount approximately equal to the amount of the available funds, but it is possible that the sponsor will not have sufficient additional leases and related leased vehicles for this purpose. Any portion of available funds that is not used to purchase the beneficial interest in additional leases and related leased vehicles on a payment date during the revolving period will be applied on subsequent payment dates in the revolving period to purchase the beneficial interest in additional leases and related leased vehicles. Noteholders will be notified of the purchase of additional leases and related leased vehicles on Form 10-D.

The amount of additional leases and related leased vehicles will be determined by the amount of cash available from payments and prepayments on existing leases and related leased vehicles. [There are no stated limits on the amount of additional leases and related leased vehicles allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional leases and related leased vehicles that can be purchased during the revolving period.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Items 1103(a)(5)(iii) and 1103(a)(5)(iv), respectively, of Regulation AB.]

The revolving period consists of the collection periods beginning with the [_____] collection period and ending with the [_____] collection period and the related payment dates. Reinvestments in the beneficial interest in additional leases and related leased vehicles will be made on each payment date related to those collection periods. The revolving period will terminate sooner if an early amortization event occurs in one of those collection periods, in which case the amortization period will begin and no reinvestment in the beneficial interest in additional leases and related leased vehicles will be made on the related payment date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “Description of the Transaction Documents—Priority of Payments.”]

An “early amortization event” will occur if:

•	[the amount on deposit in the reserve account is less than the targeted reserve account balance for two consecutive months;

•	an event of default occurs as described under “Description of the Transaction Documents—Events of Default” in this prospectus; or

•	a servicer replacement event occurs as described under “Description of the Transaction Documents—Servicer Replacement Events” in this prospectus.

The occurrence of an early amortization event is not necessarily an event of default under the indenture.]

[Insert any additional limitation on the ability of the issuing entity to acquire the beneficial interest in additional leases and related vehicles and any additional disclosure required in accordance with Item 1111(g) of Regulation AB.]

DESCRIPTION OF THE TRANSACTION DOCUMENTS

The following information summarizes material provisions of the “SUBI sale agreement” entered into between VW Credit and the depositor, the “SUBI transfer agreement” entered into between the depositor and the issuing entity, the servicing agreement and the “indenture” entered into between the issuing entity and the indenture trustee. We sometimes refer to these agreements collectively as the “transfer agreements.” This section also summarizes the “administration agreement” entered into among the issuing entity, VW Credit, as administrator, and the indenture trustee, the “asset representations review agreement” entered into among the issuing entity, the servicer and the asset representations reviewer and the “trust agreement” entered into between the depositor and the owner trustee. We sometimes refer to the transfer agreements, together with the administration agreement, the asset representations review agreement and the trust agreement as the “transaction documents.”

We will file a copy of the actual transaction documents with the SEC concurrently with or prior to the time we file a final prospectus with the SEC and forms of the transaction documents have been filed as exhibits to the registration statement of which this prospectus is a part. This is not a complete description of the transaction documents, and the summaries of the transaction documents in this prospectus are subject to all of the provisions of the transaction documents.

Sale and Assignment of the Transaction SUBI and Related Security Interests

Under the SUBI sale agreement, VW Credit will sell, transfer, assign and otherwise convey to the depositor all of its right, title and interest in, to and under the Transaction SUBI Certificate and the related beneficial interest in the Included Units. The SUBI sale agreement will create a first priority ownership/security interest in that property in favor of the depositor.

Under the SUBI transfer agreement, the depositor will sell, transfer, assign and otherwise convey to the issuing entity all of its right, title and interest in, to and under the Transaction SUBI Certificate and the related beneficial interest of the Included Units. The SUBI transfer agreement will create a first priority ownership/security interest in that property in favor of the issuing entity.

Under the indenture, the issuing entity will pledge all of its right, title and interest in, to and under the issuing entity property to the indenture trustee as security for the notes. The terms of the indenture will create a first priority perfected security interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders.

Representations and Warranties

After the transfer of the Transaction SUBI Certificate to the issuing entity, VW Credit will be obligated to cause the repurchase of any Units which do not comply with the Eligibility Representations in the SUBI sale agreement to the extent described below. Those Eligibility Representations relate primarily to the origination of the

Units and do not typically relate to the creditworthiness of the related lessees, the collectability of the leases or the resale value of the related leased vehicles at termination or expiration of the leases. See “The Leases—Representations, Warranties and Covenants” in this prospectus. If any such Eligibility Representation proves to be incorrect with respect to any lease and the related leased vehicle, the result has a material adverse effect on the issuing entity’s interest in the related lease or leased vehicle and the breach is not timely corrected or cured, VW Credit will be required under the SUBI sale agreement to deposit into the collection account a repurchase payment equal to the aggregate Securitization Value of the related Unit as of the beginning of the related Collection Period. In addition, VW Credit, as servicer, will be required to cause the repurchase of Units in other circumstances to the extent set forth in this prospectus in “The Servicer—Extensions and Pull-Aheads.”

Asset Representations Review As discussed above under “ —Representations and Warranties,” VW Credit will make the Eligibility Representations regarding the Included Units. The asset representations reviewer will be responsible for performing a review of certain Included Units for compliance with the Eligibility Representations when the following asset review conditions (the “Review Conditions”) have been satisfied:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger”; and

•	The investors have voted to direct a review of the applicable Subject Leases pursuant to the process described below under “—Asset Review Voting”.

If the Review Conditions are satisfied (the first date on which the Review Conditions are satisfied is referred to as the “Review Satisfaction Date”), then, pursuant to the direction described below under “—Asset Review Voting” the asset representations reviewer will review the Subject Leases (as defined below) for compliance with the Eligibility Representations as described below under “—Asset Review”.

Delinquency Trigger

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the related collection period. The “Delinquency Percentage” for each payment date and the related collection period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Securitization Value of all Included Units related to 61-Day Delinquent Leases as of the last day of that collection period to (ii) the aggregate Securitization Value of the Included Units as of the last day of that collection period. “61-Day Delinquent Leases” means, as of any date of determination, [all leases (other than leases that have been repurchased by VW Credit and defaulted leases) that are 61 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices]. The “Delinquency Trigger” for any payment date and the related collection period is [[ ]%].

[The Delinquency Trigger was calculated as a multiple of [•] times the previous historical peak Delinquency Percentage [plus [•]%].] VW Credit developed the Delinquency Trigger from an analysis of the historical 61 day or more delinquency rate over the life of VW Credit’s other public securitization transactions since [2010]. VW Credit then applied a multiple of [__] to the highest delinquency percentage observed. The multiple derived from this analysis corresponds generally to the multiple of expected cumulative net losses that the notes are expected to be able to withstand before realizing their first dollar loss and is intended to account for future volatility and stressed economic conditions. [VW Credit then added a buffer of [•]% to further ensure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.]

[For prior pools of retail vehicle lease contracts that were securitized by VW Credit since [2010], the percentage of leases that have been 61 or more days delinquent have ranged from [__]% to [__]%. [The following chart shows the percentage of leases 61 or more days delinquent in VW Credit’s prior securitized pools of retail vehicle lease contracts for the periods shown.] [Include chart comparing the delinquency trigger to the delinquency statistics for prior pools.] For more information regarding 61 day or more delinquent asset statistics for certain of VW Credit’s prior securitized pools of retail installment sale contracts, see “Appendix A—Static Pool Data” in this prospectus.]

“Subject Leases” means, for any Asset Review, all leases which are 61-Day Delinquent Leases as of the related Review Satisfaction Date. However, any lease which is repurchased by VW Credit and reallocated to the UTI or is paid off after the Review Satisfaction Date will no longer be a Subject Lease.

Asset Review Voting

The monthly distribution report filed by the issuing entity on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. Investors holding at least 5% of the aggregate outstanding principal amount of the notes (the “Instituting Noteholders”) may then elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “ —Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor that it is, in fact, a beneficial owner of notes. Any such vote shall be (i) initiated no later than 90 days from the filing of the Form 10-D that discloses that the Delinquency Trigger was breached and (ii) completed no later than 150 days from the filing of the Form 10-D that discloses that the Delinquency Trigger was breached. VW Credit and the depositor will be responsible for any expenses incurred in connection with such disclosure, the voting process and reimbursing any expenses incurred by the indenture trustee in connection therewith.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders through DTC (if the notes are then held through DTC) and the issuing entity will notify investors via the Form 10-D for the related collection period for which a vote has been called. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to securities to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the notes. See “Risk Factors—Because the notes are in book-entry form, your rights can only be exercised indirectly.” The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing an Asset Review by the asset representations reviewer. VW Credit, the depositor and the issuing entity are required under the indenture to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the next Form 10-D filed by the issuing entity will disclose whether or not a Noteholder Direction has occurred.

Within [ ] business days of the Noteholder Direction, the indenture trustee will send a notice to VW Credit, the depositor, the servicer and the asset representations reviewer directing the asset representations reviewer to conduct an Asset Review and specifying the applicable Review Satisfaction Date. Within [ ] business days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Leases.

Fees and Expenses for Asset Review

As described under “Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[    ] from the servicer in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Leases. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[     ] [for each Subject Lease for which an Asset Review is started] [per hour for its time spent conducting the Asset Review]. The servicer will reimburse the asset representations reviewer for all out-of-pocket expenses incurred by the asset representations reviewer in connection with its review of the Subject Leases. [All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by the servicer and, to the extent the Review Expenses remain unpaid after 30 days, they will be payable out of amounts on deposit in the Collection Account as described under “Description of the Transaction Documents —Priority of Payments” in this prospectus.

Asset Review

The asset representations reviewer will perform a review of the Subject Leases for compliance with the Eligibility Representations (an “Asset Review”) in accordance with such procedures as set forth in the asset representations review agreement. [Alternatively, insert description of any agreed procedures from asset representations review agreement.]

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Leases by the [60th][90th] day after receipt of review materials related to the Subject Leases. However, if review materials are missing or insufficient for the asset representations reviewer to perform any test, the asset representations reviewer will request that the servicer provide an updated copy of that review material and if additional review materials are provided to the asset representations reviewer, the review period will be extended for an additional [30] days. Within [10] calendar days after the end of the review period, the asset representations reviewer will provide a report to the indenture trustee, the servicer and the issuing entity of the findings and conclusions of the review of the Subject Leases, and that report will be included with the Form 10-D filed by the issuing entity with respect to the collection period in which the asset representations reviewer’s report is provided.

The asset representations reviewer will only be responsible for determining whether there was noncompliance with any Eligibility Representation with respect to any Subject Lease, and will not determine whether such noncompliance gives rise to an obligation to repurchase and reallocate the related Subject Lease. If the asset representations reviewer determines that there was such noncompliance, VW Credit will determine whether VW Credit would be required to repurchase and reallocate the related Subject Lease. In conducting this investigation, VW Credit will refer to the information available to it, including the asset representations reviewer’s report. If VW Credit determines that there has been a breach of an Eligibility Representation that materially and adversely affects the interest of the issuing entity or the noteholders in the related Included Unit and such breach cannot be corrected or cured, VW Credit will be obligated to cause that Included Unit to be reallocated to the UTI and to make a repurchase payment as described under “The Leases—Representations, Warranties and Covenants.”

Indemnification of the Asset Representations Reviewer

Under the asset representations review agreement, the servicer will indemnify the asset representations reviewer against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by the asset representations reviewer in connection with its administration of, and the performance of its duties under, the asset representations review agreement. However, the servicer will not reimburse any expense or indemnify against any loss, liability or expense incurred by the asset representations reviewer arising out of or resulting from the asset representations reviewer’s own willful misfeasance, bad faith, negligence or breach of the asset representations review agreement. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described below under “ —Priority of Payments”.

Requests to Repurchase and Dispute Resolution

If the depositor, the issuing entity, the owner trustee (at the direction of a certificateholder) or the indenture trustee (at the direction of an investor) (each, a “requesting party”) requests that VW Credit repurchase and reallocate any Included Unit due to a breach of an Eligibility Representation as described under “The Leases—Representations, Warranties and Covenants” in this prospectus and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by VW Credit, the requesting party may refer the matter, at its discretion, to either mediation or arbitration. An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related lease. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require such requesting investor to provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. VW Credit will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification. VW Credit will inform the requesting party in writing upon a determination by VW Credit that an Included Unit subject to a demand to repurchase will be repurchased and reallocated and the monthly distribution report filed by the issuing entity on Form 10-D for the collection period in which such Included Unit was repurchased will include disclosure of such repurchase. A failure of VW Credit to inform the requesting party that an Included Unit subject to a demand will be repurchased within 180 days of the receipt of notice of the request shall be deemed to be a determination by VW Credit that no repurchase and reallocation of that Included Unit due to a breach of an Eligibility Representation is required. Additionally, VW Credit will file Form ABS-15G disclosing the status of repurchase demands on a periodic basis as required by applicable law.

Although the indenture trustee may request that VW Credit repurchase an Included Unit due to a breach of an Eligibility Representation, nothing in the transaction documents requires the indenture trustee to exercise this discretion and the transaction documents do not provide any requirements regarding what factors the indenture trustee should consider when determining whether to exercise its discretion to request a repurchase. Consequently, it is likely that the requesting party will be the indenture trustee acting at the direction of an investor.

If a Subject Lease that was reviewed by the asset representations reviewer during an Asset Review is the subject of a dispute resolution proceeding, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the mediator or arbitrator for the dispute resolution.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by it, and VW Credit will not be required to pay more than the applicable repurchase amount with respect to any lease which VW Credit is required to repurchase.

Any mediation and arbitration described above will be held in [City, State] (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the indenture. A requesting party may not initiate a mediation or arbitration as described above with respect to an Included Unit that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that the joinder would not prejudice the rights of the participants to the existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that Included Unit if the mediation or arbitration has not yet concluded.

Servicing the Leases

Under the servicing agreement, the servicer will manage the origination trust as agent for, and subject to the supervision, direction and control of, the origination trust. The obligations of the servicer include, among other things, acquiring vehicles and originating leases on behalf of the origination trust, collecting and posting payments, responding to inquiries of lessees, investigating delinquencies, sending payment statements and reporting required tax information (if any) to lessees, disposing of returned vehicles, commencing legal proceedings to enforce leases and servicing the leases, including accounting for collections and generating federal income tax information. In this regard, the servicer will make reasonable efforts to collect all amounts due on or in respect of the leases. The servicer will be obligated to service the leases in accordance with the customary practices of the servicer with respect to the vehicles and leases held by the origination trust, without regard to whether those vehicles and leases have been allocated into a SUBI portfolio, as those practices may be changed from time to time (the “customary servicing practices”), using the same degree of skill and attention that the servicer exercises with respect to all comparable retail automotive leases that it services for itself or others.

As holder and pledgee of the Transaction SUBI Certificate, the issuing entity and the indenture trustee, respectively, will be third-party beneficiaries of the Transaction SUBI servicing supplement.

The Transaction SUBI servicing supplement will require the servicer to apply for and maintain all licenses and make all filings required to be held or filed by the origination trust in connection with the ownership of leases and leased vehicles and to take all necessary steps to evidence the origination trust’s ownership on the certificates of title to the leased vehicles.

The servicer will be responsible for filing all periodic sales and use tax or property tax reports, periodic renewals of licenses and permits, periodic renewals of qualifications to act as a statutory trust and a business trust and other governmental filings, registrations or approvals arising with respect to or required of the origination trust.

Collection Periods

Currently, the servicer uses [calendar months] [fiscal months rather than calendar months. Each fiscal month [is either four or five weeks and generally begins on the first calendar day of the month or the last Saturday of the prior month, if the prior month end date falls on the weekend or a holiday, and ends on the last calendar day of the month or a Friday, if the last day of the month falls on a weekend or a holiday]. Because the fiscal month does not precisely correspond to the calendar month, a particular fiscal month (for example, the June fiscal month) may include one or more days of the preceding calendar month (for example, a few days of May) at the beginning of the fiscal month and/or a few days of the next calendar month (for example, a few days of July). Fiscal months are determined from time to time by the servicer.]

Each “collection period” will be the period commencing on the first day of each [fiscal month of the servicer][calendar month] and ending on the last day of such [fiscal month][calendar month] (or in the case of the initial collection period, the period commencing on the close of business on the cutoff date and ending on [_____]). [The servicer may elect in the future to have its fiscal months coincide with calendar months. It is expected that there generally will be a greater amount of collections received and paid in the aggregate to investors on a payment date relating to a five week collection period than a payment date relating to a four week collection period.]

Custody of Lease Documents and Certificates of Title

To reduce administrative costs and facilitate servicing of the leases and VW Credit’s own portfolio of leases, the origination trust has appointed the servicer as its agent and bailee of the leases, the certificates of title relating to the leased vehicles and any other related items that from time to time come into possession of the servicer. Such documents will not be physically segregated from other leases, certificates of title or other documents related to other leases and vehicles owned or serviced by the servicer, including leases and vehicles which are assets allocated to the UTI or Other SUBIs. The servicer may delegate specific custodian duties to sub-contractors who are in the business of performing those duties. For example, the servicer has hired a third-party to hold original certificates of title for vehicles that it services. The accounting records and certain computer systems of VW Credit will reflect the allocation of the leases and leased vehicles to the Transaction SUBI and the interest of the holders of the related Transaction SUBI Certificate in those leases and leased vehicles.

Servicer Records, Determinations and Reports

The servicer will retain or cause to be retained all computer and/or manual records with respect to the Included Units and the collections relating to each Included Unit in accordance with its customary servicing practices with respect to similar types of vehicles. Upon the occurrence and continuance of a servicer default and termination of the servicer’s obligations under the Transaction SUBI servicing supplement, the servicer will use commercially reasonable efforts to effect the orderly and efficient transfer of the servicing of the related Included Units to a successor servicer.

Additionally, the servicer will perform some monitoring and reporting functions on behalf of the depositor, the issuing entity and the noteholders, including the preparation and delivery to the issuing entity, the indenture trustee, the administrator and each paying agent, on or before each determination date prior to the satisfaction and discharge of the indenture, of a certificate setting forth all information necessary to make all distributions required on the related payment date, and to prepare statements setting forth the information described in this prospectus under “Reports to Noteholders.” The servicer will also deliver an annual officer’s certificate specifying the occurrence and status of any servicer default.

Collection and Other Servicing Procedures

Under the Transaction SUBI servicing supplement, unless the monthly remittance condition described under “ —The Accounts—The Collection Account” below is satisfied, the servicer will deposit an amount equal to collections into the related collection account within two business days of identification by the servicer. For a description of what constitutes “Collections,” please see “ —Payments on the Notes—Determination of Available Funds” in this prospectus. If the monthly remittance condition is satisfied, then VW Credit as servicer will deposit an amount equal to all collections received during any collection period (net of any amounts which otherwise would be paid to the servicer or its affiliates) into the collection account on the following payment date. See “Risk Factors—The servicer’s commingling of funds with its own funds could result in a loss” in this prospectus.

Consistent with its customary servicing practices, the servicer may, in its discretion, extend the original maturity date of any lease. However, if the servicer grants a Postmaturity Term Extension, the servicer will be required to purchase that Included Unit, as described under “The Servicer—Extensions and Pull-Aheads” in this prospectus. The servicer may also, in accordance with its customary servicing practices, waive any late payment charges, excess wear and use charges, excess mileage charges or any other fees that may otherwise be collected in the ordinary course of servicing the leases.

Sale and Disposition of Leased Vehicles

Under the servicing agreement and in accordance with the servicer’s customary servicing practices, the servicer on behalf of the issuing entity will use commercially reasonable efforts to enforce the provisions of the leases and to repossess or otherwise take possession of the leased vehicle related to any lease that may have terminated or expired or that the servicer may have determined (in accordance with its customary servicing practices) to be in default. See “The Servicer—Collection and Repossession Procedures” and “Material Legal Aspects of the Leases and the Leased Vehicles—Deficiency Judgments” in this prospectus.

Security Deposits

The origination trust’s rights related to the Included Units will include all rights under the leases to any refundable security deposits which may be paid by the lessees at the time the leases are originated. As part of its general servicing obligations, the servicer will retain possession of each security deposit remitted by the lessees and will apply the proceeds of these security deposits in accordance with the terms of the leases, its customary servicing practices and applicable law, including applying a security deposit in respect of any related lessee’s default or failure to pay all amounts required to be paid under the related lease or resulting from excess mileage or unreasonable wear to the related leased vehicle. However, in the event that any lease has been written off by the servicer in connection with its customary servicing practices for writing off leases (a “Charged-off Lease”) or, if earlier, the related leased vehicle is repossessed, the related security deposit will, to the extent provided by applicable law and that lease, constitute a Collection. On the payment date related to the collection period in which the security deposit becomes a Collection, the servicer will deposit those amounts in the collection account. The origination trust may not have an interest in the security deposits that is enforceable against third parties until they are deposited into the collection account. Each security deposit, after deduction for amounts applied towards the payment of any amount resulting from the related lessee’s default or failure to pay any amounts required to be paid under that lease or damage to the related leased vehicle, will be returned to the related lessee by the servicer; provided, however, that the servicer may retain a security deposit (including any interest thereon) until the related lessee has repaid all other charges owed under that lease. Unless required by applicable law, the servicer will not be required to segregate security deposits from its own funds. Any income earned from any investment on the security deposits by the servicer will be for the account of the servicer as additional servicing compensation (to the extent permitted by law and the applicable lease, and to the extent investment earnings are not required to be paid to the applicable lessee).

Insurance on Leased Vehicles

Each lease will require the related lessee to maintain in full force and effect during the related lease term a comprehensive collision and physical damage insurance policy covering the actual cash value of the related leased vehicle and naming the origination trust as loss payee. See “The Leases—Insurance” for more information regarding insurance requirements. However, the servicer is not required to monitor whether the lessees have insurance, and the servicer will have no liability in the event any lessee fails to acquire that insurance.

Termination of the Servicing Agreement

The servicing agreement for the issuing entity will terminate upon the earlier to occur of (a) the termination of the origination trust, (b) with respect to the servicer, the resignation or removal of the servicer in accordance with the terms of the servicing agreement, which will effect a termination only with respect to the related SUBI assets and not with respect to any other origination trust assets or (c) upon the mutual written determination of the origination trust and VW Credit.

Administration Agreement

VW Credit will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the administration agreement, the indenture, the trust agreement and other related agreements as well as certain duties and obligations of the issuing entity and the owner trustee under those agreements (except those duties and obligations of the owner trustee under the trust agreement related to Regulation AB)[, including the determination of a Benchmark Transition Event, any Benchmark Replacement Conforming Changes, a Benchmark Replacement Adjustment, a Benchmark Replacement or any other matters related to or arising in connection with the foregoing]. However, except as otherwise provided in those agreements, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such agreement. The administrator will monitor the performance of the issuing entity and owner trustee and will advise those parties when action is necessary to comply with their duties and obligations under the administration agreement, the indenture, the trust agreement and other related agreements. In furtherance of the foregoing, the administrator will take all appropriate action that is the duty of the issuing entity to take pursuant to those agreements.

The Accounts

The issuing entity will have the following bank accounts, which initially will be maintained at and will be maintained in the name of the indenture trustee on behalf of the noteholders:

•	the collection account;

•	the principal distribution account; [and]

•	the reserve account[;

•	the pre-funding account;] [and]

•	the risk retention reserve account].

The Collection Account

On or prior to the closing date, a “collection account” will be established for the benefit of the noteholders into which an amount equal to the Collections on or in respect of the leases and other Available Funds will generally be deposited. The collection account will be under the sole control of the indenture trustee until the outstanding note balance is reduced to zero. An amount equal to the Collections received and other Available Funds generally will be deposited by the servicer into the collection account within two business days after identification by the servicer. If the monthly remittance condition is satisfied, however, the servicer will deposit an amount equal to all Collections into the collection account (net of any amounts that would otherwise be paid to the servicer and its affiliates) on the related payment date. The “monthly remittance condition” will be satisfied if (i) VW Credit is the servicer, (ii) no servicer replacement event has occurred and is continuing and (iii) either (x) VW Credit has a short-term debt rating of at least [___] from [_____] and [___] from [_____] and (y) an entity with such ratings has guaranteed the performance of VW Credit’s obligations under the Transaction SUBI servicing supplement. [Currently, the monthly remittance condition is not satisfied.]

On each payment date, the paying agent (which initially will be the indenture trustee) will transfer the sum of all Available Funds for the related collection period from the collection account and apply such amounts in the priority as set forth under “ —Priority of Payments” in this prospectus.

The Principal Distribution Account

On each payment date, payments will be made to the principal distribution account by the paying agent. Such amount on deposit in the principal distribution account will be distributed to the noteholders in accordance with each noteholder’s right to receive payments of principal.

The Reserve Account

The reserve account will be established in the name of the indenture trustee for the benefit of the noteholders [and the swap counterparty.] On each payment date, amounts on deposit in the reserve account will be available to the extent Available Funds are insufficient to make certain of the distributions described under “ —Priority of Payments” in this prospectus. The reserve account will be under the sole control of the indenture trustee until the outstanding note balance is reduced to zero.

The reserve account will be funded by a deposit from proceeds of the offering of the notes on the closing date in an amount equal to $[___], representing [__]% of the initial aggregate Securitization Value, as of the cutoff date, of the assets allocated to the Transaction SUBI (the “Targeted Reserve Account Balance”). The reserve account and all amounts on deposit in the reserve account will be pledged to the indenture trustee.

On each payment date, the indenture trustee will withdraw funds from the reserve account in an amount equal to the lesser of (1) any amount by which the Available Funds for that payment date are less than the amounts required to be paid under clauses (a) through ([h]) of the Payment Waterfall or (2) the amount on deposit in the reserve account after giving effect to all deposits thereto on that payment date, for distribution in accordance with the Payment Waterfall.

On any payment date on which the amount on deposit in the reserve account, after giving effect to all withdrawals therefrom or deposits thereto in respect of that payment date, exceeds the Targeted Reserve Account Balance, the indenture trustee will release that excess amount to or at the direction of the holder of the issuing entity’s certificate (initially, the depositor). In addition, if on any payment date the amount on deposit in the reserve account, after giving effect to all withdrawals therefrom or deposits thereto in respect of that payment date would be sufficient to pay in full the aggregate unpaid principal amount of all notes then outstanding, that amount will be used to redeem the then outstanding notes on that payment date.

[Risk Retention Reserve Account]

[On or prior to the closing date, the issuing entity will establish a separate account that will be structured to be an eligible horizontal cash reserve account (the “risk retention reserve account”) and will make a deposit thereto of an amount equal to $[    ] on the closing date. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders. Amounts on deposit in the risk retention reserve account will be invested in eligible investments.

The risk retention reserve account is intended to assist with the payment of interest on and/or principal of the notes and other expenses and amounts owed by the issuing entity in the manner specified below.

Amounts held in the risk retention reserve account will be held for the benefit of the noteholders. On each payment date, funds will be withdrawn from the risk retention reserve account to the extent the total required payment for such payment date exceeds the available amounts and the amounts in the reserve account for such payment date and will be deposited in the collection account for distribution to the noteholders, in the priority set forth under “Description of the Transaction Documents—Priority of Payments”.]

[Pre-Funding Account]

[On the closing date, $[___] will be deposited from the proceeds of the sale of the notes into the pre-funding account which will be included in the issuing entity property. The amount deposited from the proceeds of the sale of the notes into the pre-funding account is not more than 25% of the proceeds of the offering and represents __% of the initial aggregate Securitization Value (including the expected aggregate Securitization Value of the subsequent leases). In order to acquire subsequent beneficial interest in additional leases on a Funding Date, certain conditions precedent must be satisfied and the subsequent leases and leased vehicles must satisfy the same eligibility criteria as the leases included to the Included Units issuing entity on the closing date. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent leases and leased vehicles on a Funding Date will be equal to the [_____] with respect to such subsequent leases and leased vehicles. The underwriting criteria for subsequent leases and leased vehicles are substantially the same as those for the initial leases and leased vehicles and thus it is expected that the characteristics of the subsequent leases and leased vehicles acquired through the pre-funding account will not vary materially from the characteristics of the lease pool on the closing date.

On the first payment date following the termination of the Funding Period, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings or income) and pay those remaining funds to the noteholders in sequential order of priority beginning with the Class A-1 notes, if the aggregate of those amounts is $100,000 or less. If the remaining funds in the pre-funding account exceed $100,000, the funds will be paid ratably to the Class A noteholders, until the Class A notes are paid in full[, and then ratably to the Class B noteholders, until the Class B notes are paid in full].

Amounts on deposit in the pre-funding account will be invested by the indenture trustee at the direction of the servicer in permitted investments and investment earnings therefrom will be deposited into the collection account as Available Funds on each payment date. Permitted investments are generally limited to obligations or securities that mature on or before the next payment date. However, if the Rating Agency Condition is satisfied, funds in the pre-funding account may be invested in investments that will not mature prior to the next payment date with respect to such notes and which meet other investment criteria.

In connection with each purchase of subsequent leases, officers on behalf of the servicer, the seller and the issuing entity will certify that the requirements summarized above are met with regard to that prefunding. No person (other than the servicer, the seller and the issuing entity) will provide independent verification of that certification.]

Maintenance of the Accounts

The reserve account, the collection account [the swap termination payment account and the swap collateral account] and the principal distribution account are required by the transaction documents to be eligible accounts. An “eligible account” is either (a) a segregated account with an eligible institution or (b) a segregated trust account with the corporate trust department of a depository institution acting in its fiduciary capacity which is organized under the laws of the United States or any state or the District of Columbia (or any domestic branch of a foreign bank) having corporate trust powers and acting as trustee for funds deposited in such account and which has at least a long-term unsecured debt rating of at least [__] from each of [_____] and [_____]. An “eligible institution” is a depository institution or trust company which is organized under the laws of the United States or any state or the District of Columbia (or any domestic branch of a foreign bank), which (x) at all times has either (i) a long-term senior unsecured debt rating of at least [__] or [__] by each of [_____] and [_____], respectively, or (ii) a certificate of deposit rating of [__] and [__] by each of [_____] and [_____], respectively, or (y) otherwise satisfies the Rating Agency Condition. To be an “eligible institution,” the institution must also have deposits insured by the Federal Deposit Insurance Corporation (or, in the case of a foreign financial institution, meet the requirements of Rule 13K-1-(b)(1) of the Exchange Act).

If the requirements summarized above are satisfied, the accounts may be maintained at the owner trustee, the indenture trustee or any of their affiliates. The reserve account, the principal distribution account and the collection account [and the swap termination payment account and the swap collateral account] initially will be maintained with the indenture trustee. If the indenture trustee at any time is not an eligible institution or if the reserve account, collection account and the principal distribution account [the swap termination payment account and the swap collateral account] are not otherwise eligible accounts, the administrator will (with the assistance of the indenture trustee) as necessary, cause the accounts to be moved to an eligible account within 10 business days (or any longer period if the Rating Agency Condition is satisfied with respect to such longer period) after becoming aware of the fact.

On the payment date on which all notes have been paid in full and after the discharge of the indenture following payment of any remaining obligations of the issuing entity under the transaction documents, any amounts remaining on deposit in the collection account, the reserve account and the principal distribution account [the swap termination payment account and the swap collateral account] after giving effect to all withdrawals and deposits in respect of that payment date will be paid to the holder of the issuing entity’s certificate, which initially will be the depositor.

Permitted Investments

When funds are deposited in the collection account and the reserve account, they will be invested and reinvested by the indenture trustee at the direction of the administrator in one or more permitted investments maturing no later than the day before the next payment date. “Permitted investments” will be limited to highly-rated investments that meet criteria established by each Hired Agency.

All net investment earnings from the investment of funds on deposit in the collection account in respect of the related collection period will be Available Funds distributed in accordance with the Payment Waterfall, and all net investment earnings received from the investment of funds on deposit in the reserve account will be considered amounts on deposit in the reserve account and will be either reinvested in permitted investments or will be distributed as described above under “ —The Reserve Account.” [All net investment earnings received from the investment of funds on deposit in the Swap Termination Payment Account, if any, will be considered amounts on deposit in the Swap Termination Payment Account and will be distributed as described above under “—The Swap Termination Payment Account.”]

Payments on the Notes

General

On the [second] business day preceding each payment date (each, a “determination date”), the servicer will deliver a report to the indenture trustee, the issuing entity, the administrator and each paying agent which includes, among other information, the amount of (a) Collections, (b) advances to be made by the servicer and included in Available Funds and (c) the servicing fee payable to the servicer and the administration fee payable to the administrator, in each case with respect to the related collection period. For any payment date, the “related collection period” is the collection period which precedes that payment date. For a more detailed discussion of collection periods, please see “ —Collection Periods” above. On or before each determination date, the servicer will also determine the Principal Distribution Amount and, based on the Available Funds and other amounts available for distribution on the related payment date as described below, the amount to be distributed to the noteholders.

The paying agent will make distributions to the noteholders out of amounts on deposit in the collection account and the principal distribution account (including amounts transferred from the reserve account). The amount to be distributed to the servicer, the noteholders and other parties will be determined in the manner described below.

Determination of Available Funds

The amount of funds available for distribution on a payment date will generally equal the sum of the Available Funds and amounts on deposit in the reserve account.

“Available Funds” for a payment date and the related collection period will be an amount equal to the sum of (1) the Collections received by the servicer during that collection period, (2) advances made by the servicer on that payment date, (3) any repurchase payments made by VW Credit or the servicer and (4) [all investment earnings (if any) on amounts on deposit in the collection account for the related collection period] [and (5) any net swap payments, if any (other than Swap Termination Payments deposited into the swap termination payment account, (6) amounts on deposit in the swap termination payment account or swap replacement proceeds (to the extent required to be included in Available Funds, as described above in “The Notes—Interest Rate Swap Agreement”)].

“Collections” means, with respect to any collection period, all monthly lease payments on any lease, Sales Proceeds in respect of any leased vehicle, Pull-Ahead Amounts, excess wear and use charges, excess mileage charges and any other payments, receipts or Recoveries (including any residual value insurance proceeds and other insurance proceeds) by or on behalf of any lessee or otherwise with respect to an Included Unit other than:

•	Supplemental Servicing Fees;

•

payments allocable to sales, use or other taxes (which will be collected by the servicer and remitted to the applicable governmental authority or used to reimburse the servicer for payment of those amounts in accordance with the servicer’s customary servicing practices);

•

payments allocable to premiums for force-placed insurance policies purchased by the servicer on behalf of any lessee (which will be collected by the servicer and remitted to the applicable insurance company (or if those amounts were paid by the servicer, to the servicer) in accordance with the servicer’s customary servicing practices);

•

payments allocable to fines for parking violations incurred by any lessee but assessed to the origination trust as the owner of the related leased vehicle (which will be collected by the servicer and remitted to the applicable governmental authority (or if those amounts were paid by the servicer, to the servicer) in accordance with the customary servicing practices); and

•	rebates of premiums with respect to the cancellation of any insurance policy or service contract.

“Pull-Ahead Amount” means, with respect to any vehicle allocated to the Transaction SUBI and the related lease, an amount equal to (a) the sum of (i) any due and unpaid payments under that lease plus (ii) the monthly payment amount times the number of monthly payments not yet due with respect to that lease minus (b) any unearned rent charges calculated under the scheduled actuarial method under that lease.

“Recoveries” means, with respect to any lease or leased vehicle that has become a defaulted lease, all monies collected by the servicer (from whatever source, including, but not limited to, proceeds of a deficiency balance or insurance proceeds recovered after the charge-off of the related lease) on such defaulted lease, net of any expenses incurred by the servicer in connection therewith, Supplemental Servicing Fees and any payments required by law to be remitted to the lessee.

“Sales Proceeds” means, with respect to any leased vehicle, an amount equal to the aggregate amount of proceeds received by the servicer from the purchaser in connection with the sale or other disposition of that leased vehicle, net of any and all out-of-pocket costs and expenses incurred by the servicer in connection with that sale or other disposition, including without limitation, all repossession, auction, painting, repair and any and all other similar liquidation and refurbishment costs and expenses.

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) prepayment charges, (iv) early termination fees or any other fees paid to the servicer in connection with the termination of any lease (other than monthly lease payments and excess wear and use charges and excess mileage charges), (v) non-sufficient funds charges and (vi) any and all other administrative fees or similar charges allowed by applicable law received by or on behalf of the servicer, the issuing entity, the depositor or the origination trust with respect to any Unit.

Advances

On each payment date, the servicer will be obligated to deposit into the collection account an advance in an amount equal to the lesser of (1) any shortfall in the amounts available to make the payments described in clauses (a) through [(h)] of the Payment Waterfall and (2) the aggregate scheduled monthly lease payments due on Included Units but not received (or not received in full) during and prior to the related collection period (an “advance”).

However, the servicer will not be obligated to make an advance if the servicer reasonably determines in its sole discretion that such advance is not likely to be repaid from future cash flows from the Transaction SUBI assets. No advances will be made with respect to defaulted leases. In making advances, the servicer will assist in maintaining a regular flow of scheduled principal and interest payments on the leases, rather than guaranteeing or insuring against losses. Accordingly, all advances will be reimbursable to the servicer, without interest, from Available Funds prior to any distributions on the notes. [However, funds on deposit in the risk retention reserve account will not be used for this purpose]. See “Description of the Transaction Documents—Priority of Payments” in this prospectus.

Servicer Certificate

The issuing entity will cause the servicer to agree to deliver to the indenture trustee, the issuing entity, the administrator and each paying agent, if any, on the second business day preceding each payment date, a certificate (the “Servicer Certificate”) including, among other things, the following information with respect to such payment date and the related collection period:

(i)	the amount of Collections for that collection period;

(ii)	the amount of interest accrued since the preceding payment date on each class of notes;

(iii)

the Class A-1 note balance, the Class A-2 note balance, the Class A-3 note balance, the Class A-4 note balance [and the Class B note balance], in each case before giving effect to payments on that payment date;

(iv)	the amount of the interest shortfall from the preceding payment date, if any, on such payment date and the change in such amounts from the preceding payment date;

(v)

(A) the amount on deposit in the reserve account and the Targeted Reserve Account Balance, each as of the beginning and end of the related collection period, (B) the amount to be deposited in the reserve account in respect of that payment date, if any, (C) the amount, if any, to be withdrawn from the reserve account on that payment date, (D) the balance on deposit in the reserve account on that payment date after giving effect to withdrawals therefrom or deposits thereto in respect of that payment date and (E) the change in that balance from the immediately preceding payment date;

(vi)

[(A) the amount on deposit in the risk retention reserve account, as of the beginning and end of the related collection period, (B) the amount to be deposited in the risk retention reserve account in respect of that payment date, if any, (C) the amount, if any, to be withdrawn from the risk retention reserve account on that payment date, (D) the balance on deposit in the risk retention reserve account on that payment date after giving effect to withdrawals therefrom or deposits thereto in respect of that payment date and (E) the change in that balance from the immediately preceding payment date;]

(vii)	the aggregate amount being paid on that payment date in respect of interest on and principal of each class of the notes;

(viii)	the First Priority Principal Distribution Amount, [the Second Priority Principal Distribution Amount] and the Regular Principal Distribution Amount for that payment date;

(ix)	the note factor [for each class of the notes,] as of the close of business on the last day of the collection period;

(x)	the amount of advances by the servicer, if any, on such payment date;

(xi)	the amount of any Payment Date Advance Reimbursement for that collection period;

(xii)	the amounts released to the holder of the issuing entity’s certificate (which initially will be the depositor) on that payment date;

(xiii)

the amount of the servicing fee to be paid to the servicer for that collection period and the amount of any unpaid servicing fees and the amount of the administration fee to be paid to the administrator for that collection period;

(xiv)	the aggregate amount of proceeds received by the servicer, net of reimbursable out-of-pocket expenses, in respect of a lease which is a defaulted lease;

(xv)	the aggregate amount of residual losses and credit losses for that collection period;

(xvi)	amounts paid by the issuing entity to the indenture trustee, the owner trustee, the origination trustee and the asset representations reviewer with respect to fees, expenses or indemnifications;

(xvii)	[the amount of the Swap Payments and the Swap Termination Payments received, if any, by the issuing entity from the Swap Counterparty]under the Swap Agreement;]

(xviii)	[the amount of the swap payments and the swap termination payments, if any, due to the swap counterparty under the swap agreement;]

(xix)	the number and Securitization Value of the related leases which are delinquent as of the end of that collection period;

(xx)	payment received on repurchases of Included Units;

(xxi)	the aggregate Securitization Value of the Included Units, and the aggregate Base Residual Value of the Included Units;

(xxii)	the number of Included Units at the beginning and at the end of that collection period;

(xxiii)	the number and Securitization Value of vehicles turned-in by lessees at the end of the related lease terms;

(xxiv)	Pull-Ahead Amount paid to the issuing entity during that collection period;

(xxv)

a summary of material modifications, extensions or waivers, if any, to the terms of the leases related to the Included Units during that collection period, or since the closing date, if such modifications, extensions or waivers have become material over time;

(xxvi)

the payment amount for the repurchased Included Units in connection with material breaches of representations or warranties related to Eligibility Representations for the Units during that collection period;

(xxvii)	the payment amount for the repurchased Included Units in connection with a Postmaturity Term Extension;

(xxviii)	a summary of any material breach by the issuing entity of covenants contained in the SUBI transfer agreement and indenture;

(xxix)	the Delinquency Percentage for the collection period;

(xxx)	the Delinquency Trigger for such payment date; [and]

(xxxi)

[notice of the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the determination of a Benchmark Replacement, the making of any Benchmark Replacement Conforming Changes and the Benchmark rate for the related interest period].

Each amount set forth pursuant to clauses (ii), (iii), (vii) and (viii) above will be expressed in the aggregate and as a dollar amount per $1,000 of initial principal amount of a note.

The indenture trustee has no duty or obligation to verify or confirm the accuracy of any of the information or numbers set forth in the Servicer Certificate delivered to the indenture trustee, and the indenture trustee will be fully protected in relying upon the Servicer Certificate.

Priority of Payments

On each payment date prior to an acceleration of the maturity of the notes following an indenture default, the paying agent in accordance with the related Servicer Certificate described above under “Servicer Certificate” and pursuant to the instructions of the servicer, will transfer all Available Funds from the collection account and will make the following deposits and distributions in the following amounts and order of priority:

(a)	first, to the servicer, the Payment Date Advance Reimbursement[, except available funds from the risk retention reserve account will not be used for this purpose];

(b)

second, pro rata, to the servicer and the administrator, the servicing fee and administration fee, respectively, together with any unpaid servicing fees and administration fees in respect of one or more prior collection periods, respectively[, except available funds from the risk retention reserve account will not be used for this purpose as long as the servicer is VW Credit or an affiliate of VW Credit];

[(c)	third, the net amount, if any, to be paid under the Swap Agreement to the Swap Counterparty,]

(d)

fourth, pro rata, to the owner trustee, the SUBI trustee, the indenture trustee and the asset representations reviewer, fees and expenses (including indemnification amounts) due and owing under the transaction documents, which have not been previously paid, provided, that the amounts payable pursuant to this clause will be limited to $[____] per annum in the aggregate;

(e)

fifth, to the Class A noteholders, to pay interest due on the outstanding Class A notes on that payment date (including overdue interest), [termination payments due under the [Swap] Agreement to the [Swap Counterparty] and, to the extent permitted under applicable law, interest on any overdue interest at the applicable interest rate];

(f)

sixth, (i) to the principal distribution account, the First Priority Principal Distribution Amount for that payment date, if any, which will be allocated to pay principal on the notes, first, to the Class A-1 notes, until they have been paid in full, second, to the Class A-2 notes, until they have been paid in full, third, to the Class A-3 notes, until they have been paid in full and fourth, to the Class A-4 notes until they have been paid in full, unless the maturity of the notes has been accelerated following an indenture default;

(g)

[seventh, pro rata, to the Class B noteholders, to pay interest due on the outstanding Class B notes on that payment date (including overdue interest), and to the extent permitted under applicable law, interest on any overdue interest thereon at the applicable interest rate;]

(h)

[eighth, (i) to the principal distribution account, the Second Priority Principal Distribution Amount for that payment date, if any, which will be allocated to pay principal on the notes, first to the Class A-1 notes, until they have been paid in full, second, to the Class A-2 notes, until they have been paid in full, third, to the Class A-3 notes, until they have been paid in full, fourth, to the Class A-4 notes, until they have been paid in full and fifth, to the Class B notes until they have been paid in full, unless the maturity of the notes has been accelerated following an indenture default;]

(i)	ninth, to the reserve account, until the amount of funds on deposit in the reserve account is equal to the Targeted Reserve Account Balance;

(j)

tenth, to the principal distribution account, the Regular Principal Distribution Amount for that payment date, if any, which will be allocated to pay principal on the notes first, to the Class A-1 notes, until they have been paid in full, second, to the Class A-2 notes, until they have been paid in full, third, to the Class A-3 notes, until they have been paid in full, [and] fourth, to the Class A-4 notes, until they have been paid in full [and fifth, to the Class B notes until they have been paid in full], unless the maturity of the notes has been accelerated following an indenture default; and

(k)

eleventh, to pay all amounts due as fees or indemnification payments to the indenture trustee, the owner trustee, the SUBI trustee and the asset representations reviewer pursuant to clause [fourth] above to the extent not paid in such clause; and

(l)	twelfth, any remaining funds will be distributed to or at the direction of the holder of the issuing entity’s certificate, which initially will be the depositor.

Upon and after any distribution to the holder of the issuing entity’s certificate of any amounts, the noteholders will not have any rights in, or claims to, those amounts. Upon acceleration of the maturity of the notes following an indenture default, payments and deposits will be made on each payment date in the order of priority specified below in “ —Priority of Payments May Change Upon an Indenture Default.”

The foregoing list of distributions from the collection account on each payment date is referred to as the “Payment Waterfall.”

For the purposes of this prospectus, the following terms will have the following meanings:

“First Priority Principal Distribution Amount” means, with respect to any payment date, an amount not less than zero, equal to (a) the aggregate outstanding principal amount of the Class A notes as of the preceding payment date (after giving effect to any principal payments made on the notes on that preceding payment date), minus (b) the aggregate Securitization Value as of the last day of the collection period preceding that payment date; provided, however, that the First Priority Principal Distribution Amount on and after the final scheduled payment date of any class of notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal amount of that class of notes to zero.

[ “Second Priority Principal Distribution Amount” will mean, with respect to any payment date, an amount not less than zero, equal to (a) the aggregate outstanding principal amount of the notes as of the preceding payment date (after giving effect to any principal payments made on the notes on that preceding payment date), minus (b) the aggregate Securitization Value as of the last day of the collection period preceding that payment date minus (c) the First Priority Principal Distribution Amount; provided, however, that the Second Priority Principal Distribution Amount on and after the final scheduled payment date of any class of notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal amount of that class of notes to zero.]

The “Payment Date Advance Reimbursement” for a payment date will equal the sum of all outstanding advances made by the servicer prior to that payment date.

“Regular Principal Distribution Amount” means, with respect to any payment date, an amount not less than zero, equal to the difference between (a) the excess, if any, of (i) the aggregate outstanding principal amount of the notes as of the preceding payment date (after giving effect to any principal payments made on the notes on that preceding payment date) over (ii) the Targeted Note Balance minus (b) the First Priority Principal Distribution Amount, if any, with respect to that payment date.

“Targeted Note Balance” means, with respect to any payment date, the excess, if any, of (x) the aggregate Securitization Value as of the last day of the related collection period over (y) the Targeted Overcollateralization Amount.

“Targeted Overcollateralization Amount” means, for each payment date, $[___], which is [__]% of the aggregate Securitization Value of all Included Units as of the cutoff date.

None of the noteholders, the indenture trustee, the owner trustee, the SUBI trustee, the asset representations reviewer, the depositor, the administrator or the servicer will be required to refund any amounts properly distributed or paid to them, whether or not there are sufficient funds on any subsequent payment date to make in full distributions to the noteholders. The final distribution to any noteholder will be made only upon surrender and cancellation of its notes at an office or agency of the indenture trustee specified in a notice from the indenture trustee, in the name of and on behalf of the issuing entity. If any notes are not surrendered for cancellation, any funds held by the indenture trustee or any paying agent for the payment of any amount due with respect to any note after the indenture trustee has taken certain measures to locate the related noteholders and those measures have failed, will be distributed to the holder of the issuing entity’s certificate.

[Subordinated Certificate

The certificate [will have an initial principal balance of $[___] (approximately [__]% of the aggregate initial principal amount of the notes and the certificate) and] will be subordinated to the notes to provide credit enhancement for the notes. [No payments will be made on the certificate until the notes have been paid in full.] The certificate is not offered to you under this prospectus.]

Overcollateralization

Overcollateralization is the amount by which the aggregate Securitization Value of the assets allocated to the Transaction SUBI exceeds the outstanding principal amount of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses and residual losses on the leases and related leased vehicles allocated to the Transaction SUBI. The initial amount of overcollateralization will be $[___], or [__]% of the initial Securitization Value of the Transaction SUBI assets as of the cutoff date.

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

Fees and Expenses

The fees and expenses paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described above under “ —Priority of Payments.”

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
Servicing Fee(1)	Product of (a) one-twelfth (or, in the case of the first payment date, one-sixth), (b) [1.00]% and (c) the aggregate Securitization Value of all Included Units as of the beginning of the related collection period, or in the case of the first payment date, at the cutoff date(2)	servicer	Payable pro rata with administration fees prior to payment of [net amounts due to the swap counterparty and] interest and principal on the notes, and following payment of servicing advances

Administration Fee	$[___] as compensation for its services [during the preceding collection period][on a per annum basis]	administrator	Payable pro rata with servicing fees prior to payment of [net amounts due to the swap counterparty and] interest and principal on the notes, and following payment of servicing advances

[Net amounts due to the Swap Counterparty]	[Net amount due on each payment date from the issuing entity to the swap counterparty under the Swap Agreement for the related Collection Period]	[swap counterparty]	[Payable prior to payment of interest and principal on the notes]

[Swap termination payments]	[Market value of the Swap Agreement based on market quotations of the cost of entering into interest rate swap agreements with the same terms and conditions that would have the effect of preserving the full payment obligations of the parties in accordance with the procedures set forth in the Swap Agreement.]	[swap counterparty]	[Payable pari passu with payment of interest on the notes]

Unpaid Indenture Trustee Compensation or Indemnification Payments(1)	$[___] as compensation for its services on a per annum basis and any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents(3)	indenture trustee	Payable following payments of the servicing fee and administration fee4)

Unpaid Owner Trustee Compensation or Indemnification Payments(1)	$[___] as compensation for its services on a per annum basis and any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents(3)	owner trustee	Payable following payments of the servicing fee and administration fee (4)

Unpaid Asset Representations Reviewer Fees(1)	[$[ ] as compensation for its services on a [per annum] [monthly] basis, plus reasonable expenses any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents](3)	asset representations reviewer	Payable following payments of the servicing fee and administration fee(4)

Unpaid SUBI Trustee Compensation or Indemnification Payments(1)	$[___] as compensation for its services on a per annum basis and any indemnification amounts due under the transaction documents to the extent not paid under the transaction documents(3)	SUBI trustee	Payable following payments of the servicing fee and administration fee(4)

Asset Review Expenses	[$[ ] for each lease reviewed in connection with an Asset Review plus reasonable expenses incurred in connection with an Asset Review, in each case, to the extent not paid under the transaction documents](3)	asset representations reviewer	Payable following payments of the servicing fee and administration fee(4)

(1)

VW Credit, as the administrator pursuant to the administration agreement or as the servicer pursuant to the servicing agreement, as applicable, is required to pay the fees, expenses and indemnity payments of the indenture trustee, the owner trustee, the asset representations reviewer and the SUBI trustee. However, to the extent that the administrator or the servicer fails to make these payments, the fees, expenses and indemnity payments will be paid out of Available Funds in accordance with the Payment Waterfall to the extent they have not been previously paid when due.

(2)

[Reimbursable Expenses will be paid to the servicer on any day after the servicer supplies the origination trustee and indenture trustee with an officer’s certificate setting forth the calculations for such Reimbursable Expenses. See [“Description of the Transaction Documents—The Accounts—The Collection Account” in this prospectus.] The formula for calculating Reimbursable Expenses may not be changed without the consent of all of the holders of the notes then outstanding and delivery of an opinion of counsel as to certain tax matters. See “Description of the Transaction Documents—Amendment Provisions” in this prospectus.]

(3)	[The fees and expenses described above do not change upon an indenture default although actual expenses incurred may be higher than an indenture default.]
(4)

Following an indenture default and acceleration of the notes (which has not been rescinded), these amounts will be paid prior to payments to the servicer and administrator as described in “ —Priority of Payments May Change Upon an Indenture Default.”

In addition to the fees and expenses set forth above, VW Credit and the depositor will incur certain other fees and expenses in connection with the issuance of the notes, which will not be payable out of Available Funds or other assets of the issuing entity. An estimate of these expenses in connection with the offering of the notes is set forth below:

Registration Fee	$ [ ]
Blue Sky Fees and Expenses	$ [ ]
Printing Fees and Expenses	$ [ ]
Trustees’ Fees and Expenses	$ [ ]
Legal Fees and Expense	$ [ ]
Rating Agencies’ Fees	$ [ ]
Miscellaneous	$ [ ]

Total	$ [ ]

Redemption of the Notes

In order to avoid excessive administrative expenses, the depositor will have the right at its option to purchase the Transaction SUBI Certificate from the issuing entity on any payment date if the then-outstanding aggregate note balance is less than or equal to [10]% of the initial note balance. The exercise of that option by the depositor is referred to in this prospectus as the “optional purchase.” The purchase price for the Transaction SUBI Certificate will be equal to the greater of (i) the unpaid outstanding principal amount of the notes, together with accrued interest on the notes to (but not including) the date fixed for redemption [plus all payments due to the swap counterparty], and (ii) the aggregate Securitization Value of the Included Units as of the last day of the collection period immediately preceding the redemption date. The amount of the purchase price will be deposited by the depositor into the collection account on the payment date fixed for redemption. In connection with the optional purchase, the outstanding notes, if any, will be redeemed on the redemption date in whole, but not in part, for the redemption price. No interest will accrue on the notes after the payment date fixed for redemption. The “redemption price” for the notes being redeemed will equal the unpaid principal amount of the notes, plus accrued and unpaid interest on the notes at the applicable interest rate [and any amounts due to the swap counterparty], to but not including the payment date fixed for redemption. The administrator or the issuing entity will provide at least [__] days’ prior notice of the redemption of the notes to the indenture trustee. The indenture trustee will provide prompt, but at least [__] days’, prior notice to the noteholders of such redemption. Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account, after giving effect to any deposits thereto or withdrawals therefrom on such date, would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes as determined by the servicer. On such payment date, (i) the indenture trustee upon written direction from the servicer shall transfer all amounts on deposit in the reserve account to the collection account and (ii) the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than 10 days prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that the record date otherwise applicable to that redemption date is not applicable; (v) that interest on the notes will cease to accrue from and after the redemption date; and (vi) the CUSIP number (if applicable) for the notes.

Servicing Compensation and Expenses

The servicer will be entitled to compensation for the performance of its servicing and administrative obligations with respect to the Included Units under the Transaction SUBI servicing supplement. The servicer will be entitled to receive a fee in respect of the Included Units equal to, for each collection period, the product of (a) one-twelfth (or, in the case of the first payment date, [one-sixth]), (b) [1.00]% and (c) the aggregate Securitization Value of all Included Units as of the beginning of that collection period, or in the case of the first payment date, at the cutoff date (the “servicing fee”). The servicing fee will be payable on each payment date.

The servicer will also be entitled to the Supplemental Servicing Fees. The servicer will pay all expenses incurred by it in connection with its servicing activities under the servicing agreement and will not be entitled to reimbursement of those expenses. The servicer will have no responsibility, however, to pay any losses with respect to any origination trust assets.

Servicer Replacement Events

The following events constitute “servicer replacement events” under the Transaction SUBI servicing supplement:

•

any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for ten business days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes [of the controlling class] [, voting together as a single class];

•

any failure by the servicer to duly observe or perform in any material respect any other of its covenants or agreements in the servicing agreement, which failure materially and adversely affects the rights of any holder of the Transaction SUBI Certificate or the noteholders, and which continues unremedied for 90 days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes [of the controlling class][, voting together as a single class;

•

any representation or warranty of the servicer made in the servicing agreement, any other transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the servicing agreement proves to be incorrect in any material respect when made, which failure materially and adversely affects the rights of any holder of a Transaction SUBI Certificate or the noteholders, and that failure continues unremedied for [90] days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes [of the controlling class][, voting together as a single class] (provided, that any repurchase of a Unit by VW Credit pursuant to the SUBI sale agreement will be deemed to remedy any incorrect representation or warranty with respect to such Unit); and

•	the occurrence of certain events (which, if involuntary, remain unstayed and in effect for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the servicer;

provided, however, that a delay in or failure of performance referred to in the first three bullet points above for a period of [120] days will not constitute a servicer replacement event if that delay or failure was caused by force majeure or other similar occurrence.

Upon the occurrence of any servicer replacement event, the sole remedy available to the holder of the Transaction SUBI Certificate will be to remove the servicer and appoint a successor servicer. However, if the commencement of a bankruptcy or similar case or proceeding were the only servicer replacement event, and a bankruptcy trustee or similar official has been appointed for the servicer, the SUBI trustee or such official may have the power to prevent the servicer’s removal. See “ —Removal or Replacement of the Servicer” below.

Removal or Replacement of the Servicer

If a servicer replacement event is unremedied, the SUBI trustee will, upon the direction of the indenture trustee, acting at the written direction of noteholders holding not less than 66 2/3% of the aggregate outstanding principal amount of the notes terminate all of the rights and obligations of the servicer under the servicing agreement with respect to the Transaction SUBI and the Included Units. The SUBI trustee will effect that termination by delivering notice thereof to the servicer, the indenture trustee, the issuing entity[, the swap counterparty] and the administrator. Any successor servicer must be an established institution having a net worth of not less than $[_____] and whose regular business includes the servicing of comparable motor vehicle lease contracts having an aggregate outstanding principal balance of not less than $[_____].

The servicer may not resign from its obligations and duties under the servicing agreement except upon determination by its board of directors that by reason of a change in applicable legal requirements, the continued performance of those duties would cause the servicer to be in violation of those legal requirements in a manner that would have a material adverse effect on the servicer or its financial condition. No such resignation will become effective until a successor servicer has assumed the servicer’s obligations under the servicing agreement. The servicer may not assign the servicing agreement or any of its rights, powers, duties or obligations thereunder except in connection with a consolidation, merger, conveyance or transfer of substantially all of its assets. However, the servicer may delegate, at any time without notice or consent, (i) any or all of its duties under the servicing agreement to any person where more than 50% of the voting securities of such person are owned, directly or indirectly, by Volkswagen AG or any successor thereto or (ii) specific duties to sub-contractors who are in the business of performing those duties. However, the servicer will remain responsible for any duties it has delegated.

Upon the termination or resignation of the servicer, the servicer will continue to perform its functions as servicer, until a newly appointed servicer for the Transaction SUBI portfolio has assumed the responsibilities and obligations of the resigning or terminated servicer under the servicing agreement and has provided in writing the information reasonably requested by the depositor to comply with its reporting obligations under the Exchange Act with respect to a replacement servicer.

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the Transaction SUBI portfolio under the servicing agreement (other than the obligation of the predecessor servicer to indemnify against certain events arising before its replacement); provided, however, that no successor servicer will have any responsibilities with respect to making advances. If a bankruptcy trustee or similar official has been appointed for the servicer, that trustee or official may have the power to prevent the indenture trustee, the owner trustee, the noteholders or the holder of the issuing entity’s certificate from effecting that transfer of servicing. The predecessor servicer will have the right to be reimbursed for any outstanding advances made with respect to the Included Units to the extent funds are available therefor in accordance with the Payment Waterfall.

In the event of a replacement of VW Credit as servicer, the indenture trustee, acting at the direction of the holders of not less than 66 2⁄3% of the aggregate outstanding principal amount of the notes is required to cause the successor servicer to agree to indemnify VW Credit against any losses, liabilities, damages or expenses (including attorneys’ fees) as a result of the negligence or willful misconduct of such successor servicer.

The SUBI Trustee, acting at the direction of the Indenture Trustee, (acting at the direction of the holders of not less than 66 2⁄3% of the aggregate outstanding principal amount of the [Controlling Class] [notes]), may waive any servicer replacement event.

Events of Default

The occurrence and continuation of any one of the following events (whatever the reason for such event of default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) will be events of default under the indenture (each, an “indenture default”):

•	a default for [five] days or more in the payment of interest on any note [of the controlling class after the same becomes due;

•	a default in the payment of principal of a note on the related final scheduled payment date or the redemption date;

•

a default in the observance or performance in any material respect of any material covenant or agreement of the issuing entity in the indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere specifically dealt with in the indenture), or any representation or warranty of the issuing entity made in the indenture or any related certificate or writing delivered pursuant to the indenture proves to have been incorrect in any material respect at the time made, which default or inaccuracy materially and adversely affects the interests of the noteholders and such default has not been cured, and the continuation of that default or inaccuracy for a period of [90] days after written notice thereof (which notice specifies such default or incorrect representation or warranty and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture) is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of not less than a majority of the outstanding principal amount of the notes [of the controlling class] (excluding any notes owned by the issuing entity, the depositor, the servicer (so long as VW Credit or one of its affiliates is the servicer), the administrator or any of their respective affiliates); and

•

the occurrence of certain events (which, if involuntary, remain unstayed for more than [90] days) of bankruptcy, insolvency, receivership or liquidation (such events, “bankruptcy events”) of the issuing entity;

[provided, however, that a delay in or failure of performance referred to in the first three bullet points above for a period of 120 days will not constitute an indenture default if that delay or failure was caused by force majeure or other similar occurrence.]

The indenture requires the issuing entity to give written notice of any indenture default, its status and what action the issuing entity is taking or proposes to take to the [swap counterparty,] indenture trustee and each Hired Agency.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an indenture default until the final scheduled payment date or redemption date for that class of notes.

Rights Upon Indenture Default

Upon the occurrence and continuation of any indenture default (other than an indenture default arising from a bankruptcy event of the issuing entity), the indenture trustee may (or if directed by the holders of at least a majority of the aggregate outstanding principal amount of the notes, [voting together as a single class][of the controlling class], will) declare the principal of the notes to be immediately due and payable. This declaration may be rescinded by the holders of not less than a majority of the aggregate outstanding principal amount of the notes, [voting together as a single class][of the controlling class], before a judgment or decree for payment of the amount due has been obtained by the indenture trustee if:

•

the issuing entity has deposited with the indenture trustee an amount sufficient to pay (1) all interest on and principal of the notes as if the indenture default giving rise to that declaration had not occurred, [and] (2) all reasonable amounts previously advanced by the indenture trustee and its reasonable costs and expenses [(3) any amounts then due and payable by the issuing entity to the swap counterparty under the interest rate swap agreement]; and

•	all indenture defaults—other than the nonpayment of principal of the notes that has become due solely due to that acceleration—have been cured or waived.

At any time prior to the declaration of the acceleration of the maturity of the notes, noteholders holding not less than a majority of the aggregate outstanding principal amount of the notes[, voting together as a single class][of the controlling class], may waive any indenture default and its consequences by giving written notice to the issuing entity and the indenture trustee other than the following defaults:

•	the failure of the issuing entity to pay principal of or interest on the notes; and

•	any default related to any covenant or provision of the indenture that cannot be modified or amended without the consent of 100% of the noteholders.

No waiver will affect any subsequent default or impair any related right.

If an indenture default arising from a bankruptcy event of the issuing entity has occurred, the outstanding principal amount of the notes shall automatically become immediately due and payable without any further action by the indenture trustee or the holders of the notes, and such acceleration of the maturity of the notes may not be rescinded except by the holders of [all outstanding notes][at least a majority of the aggregate outstanding principal amount of the notes].

If the notes have been declared due and payable following an indenture default, the indenture trustee may institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the issuing entity property, or elect to maintain the issuing entity property and continue to apply proceeds from the issuing entity property in the manner described below under “—Priority of Payments May Change Upon an Indenture Default”. The indenture trustee may not, however, sell or otherwise liquidate the issuing entity property following an indenture default unless:

•	the depositor elects to exercise the optional purchase and purchases the Transaction SUBI Certificate;

•	100% of the noteholders [and the swap counterparty] consent thereto;

•

the proceeds of that sale or liquidation are sufficient to pay in full all unpaid principal of and accrued interest on all outstanding notes [and all amounts due by the issuing entity to the swap counterparty]; or

•

there has been an indenture default described in one of the first two bullet points under the caption “—Events of Default” above and the indenture trustee determines that the issuing entity property would not be sufficient on an ongoing basis to make all payments of principal of and interest on the notes as those payments would have become due if those obligations had not been declared due and payable, and the indenture trustee obtains the consent of [the swap counterparty and] holders of 66 2⁄3% of the outstanding principal amount of the notes, voting together as a single class.

The indenture trustee may, but is not required to, obtain (at the expense of the issuing entity) and rely upon an opinion of an independent accounting firm or investment banking firm as to the sufficiency of the issuing entity property to pay interest on and principal of the notes on an ongoing basis. Prior to selling the issuing entity property, the indenture trustee must obtain an opinion of counsel [(at the expense of the issuing entity)] to the effect that that sale will not cause the origination trust or an interest or portion thereof or the issuing entity to be classified as an association, or a publicly traded partnership, taxable as a corporation for federal income tax purposes.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an indenture default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any noteholder, if the indenture trustee reasonably believes that it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with such request. Subject to such provisions for indemnification and certain limitations contained in the indenture, noteholders holding not less than a majority of the outstanding note balance will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee or exercising any trust power conferred on the indenture trustee, and noteholders holding not less than a majority of the outstanding note balance, voting together as a single class, may, in certain cases, waive any indenture default except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the waiver or consent of all of the holders of the outstanding notes.

Priority of Payments May Change Upon an Indenture Default

Following the occurrence and during the continuation of an indenture default resulting in the acceleration of the maturity of the notes, the indenture trustee will pay out of the issuing entity property (including, in the event of a sale of the issuing entity property at the direction of the indenture trustee or the noteholders, the proceeds of that sale and available monies on deposit in the reserve account) and deposited in the collection account in accordance with the following priority:

(a)

first, pro rata to the indenture trustee, the SUBI trustee and the owner trustee, for any accrued and unpaid fees, expenses and indemnity payments pursuant to the terms of the indenture, the origination trust agreement or the trust agreement, as applicable, which have not been previously paid;

(b)

second, to the asset representations reviewer, for any accrued and unpaid fees, expenses and indemnity payments pursuant to the terms of the asset representations review agreement which have not been previously paid; provided, however, that the amounts payable to the asset representations reviewer pursuant to this clause second are limited to $[__] per annum in the aggregate;

(c)

third, to the servicer (or any predecessor servicer, if applicable) for reimbursement of all outstanding advances[, except available funds from the risk retention reserve account will not be used for this purpose];

(d)

fourth, pro rata, to the servicer, the servicing fee, together with amounts due in respect of unpaid servicing fees in respect of one or more prior collection periods and to the administrator, the administration fee, together with any amounts due in respect of unpaid administration fees in respect of one or more prior collection periods[, except that funds on deposit in the risk retention reserve account will not be used for this purpose as long as the servicer is VW Credit or an affiliate of VW Credit];

(e)

fifth, [pro rata, (A) pro rata to the Class A noteholders to pay due and unpaid interest (including any overdue interest) and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate [and (B) to the swap counterparty for any due and unpaid net swap payment];

(f)	sixth, to the holders of the Class A-1 notes to pay outstanding principal on the Class A-1 notes until the Class A-1 notes have been paid in full;

(g)

seventh, to the holders of the Class A-2 notes, the Class A-3 notes and the Class A-4 notes, on a pro rata basis (based on the outstanding principal amount of each class on that payment date), to pay outstanding principal on such notes, until the Class A-2 notes, the Class A-3 notes and the Class A-4 notes have been paid in full;

(h)

[eighth, to the Class B noteholders to pay due and unpaid interest (including any overdue interest) and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate;]

(i)	[ninth, to the holders of the Class B notes to pay outstanding principal on the Class B notes until the Class B notes have been paid in full;]

(j)	[(tenth, to the swap counterparty, any due and unpaid Subordinated Swap Termination Payment;]

(k)	eleventh, to the asset representations reviewer for any accrued and unpaid fees, expenses and indemnity payments not previously paid; and

(l)	twelfth, any remaining amounts to or at the direction of the holder of the certificate of the issuing entity (which initially will be the depositor).

Each noteholder has the right to institute suit for the enforcement of the payment of principal and interest. However, no noteholder will have the right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

•	that noteholder previously has given the indenture trustee written notice of a continuing indenture default;

•

noteholders holding not less than 25% of the outstanding principal amount of the notes have made written request to the indenture trustee to institute that proceeding in its own name as indenture trustee;

•	that noteholder has offered the indenture trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in complying with the request to institute proceedings;

•	the indenture trustee has for 60 days after its receipt of notice, request and offer of indemnity failed to institute that proceeding; and

•

no direction inconsistent with the noteholders’ written request has been given to the indenture trustee during that 60-day period by noteholders holding at least a majority of the outstanding principal amount of the notes [of the controlling class].

No noteholder or group of noteholders will have any right in any manner whatsoever by virtue of, or by availing of, any provision of the indenture to affect, disturb or prejudice the rights of any other noteholders or to obtain or to seek to obtain priority or preference over any other noteholders or to enforce any right under the indenture, except, in each case, to the extent and in the manner provided for in the indenture. In the event the indenture trustee shall receive conflicting or inconsistent requests and indemnity from two or more groups of noteholders, each representing less than a majority of the aggregate outstanding principal amount of the outstanding notes, the indenture trustee in its sole discretion may determine what action, if any, shall be taken, notwithstanding any other provisions of the indenture.

No noteholder will have any right to vote except as provided pursuant to the indenture and the notes, nor any right in any manner to otherwise control the operation and management of the issuing entity. However, in connection with any action as to which noteholders are entitled to vote or consent under the indenture and the notes, the issuing entity may set a record date for purposes of determining the identity of noteholders entitled to vote or consent in accordance with Section  316(c) of the Trust Indenture Act.

Replacement of the Indenture Trustee and the Owner Trustee

Noteholders holding at least a majority of the aggregate principal amount of the notes outstanding[, voting together as a single class][of the controlling class], may remove the indenture trustee without cause by so notifying the indenture trustee, the servicer and the issuing entity, and following that removal may appoint a successor indenture trustee. Any successor indenture trustee must (i) at all times have a combined capital and surplus of at least $50,000,000, (ii) a long-term debt rating of [__] or better by each Hired Agency or otherwise satisfy the Rating Agency Condition and (iii) satisfy the requirements of Section 310(a) and (b) of the Trust Indenture Act.

The indenture trustee may resign at any time by so notifying the issuing entity, the servicer and the administrator [the swap counterparty]. The issuing entity will be required to remove the indenture trustee if the indenture trustee:

•	ceases to satisfy the eligibility requirements of the indenture trustee;

•	is subject to certain events of bankruptcy, insolvency, receivership or liquidation (which, if involuntary, remain unstayed for more than 30 days); or

•	otherwise becomes incapable of acting.

Upon the resignation or removal of the indenture trustee, or the failure of the noteholders holding at least a majority of the aggregate principal amount of the outstanding notes [of the controlling class] to appoint a successor indenture trustee following the removal without cause of the indenture trustee, the issuing entity will promptly appoint a successor indenture trustee. If a successor indenture trustee does not take office within 45 days after the retiring indenture trustee resigns or is removed, the retiring indenture trustee, the issuing entity or noteholders holding not less than a majority of the aggregate outstanding principal amount of the notes [of the controlling class] may petition any court of competent jurisdiction (at the expense of the issuing entity) for the appointment of a successor indenture trustee.

Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until acceptance of the appointment by the successor indenture trustee and payment of all fees and expenses owed to the outgoing indenture trustee.

The owner trustee may resign at any time, in which event the depositor and the administrator, acting jointly, will be obligated to appoint a successor owner trustee. The depositor or the administrator may remove the owner trustee if, among other things, the owner trustee ceases to be eligible to continue as such under the trust agreement or if the owner trustee becomes insolvent. In such circumstances, the depositor and the administrator, acting jointly, will be obligated to appoint a successor owner trustee. Any resignation or removal of the owner trustee and appointment of a successor owner trustee does not become effective until acceptance of the appointment by the successor owner trustee and payment of all fees and expenses owed to the outgoing owner trustee.

Compensation and Indemnity of the Indenture Trustee and the Owner Trustee

Pursuant to the administration agreement, the administrator will:

•	pay the indenture trustee from time to time compensation for its services in accordance with a fee letter between the administrator and the indenture trustee;

•	reimburse the indenture trustee for all reasonable expenses, advances and disbursements reasonably incurred by it in connection with the performance of its duties as indenture trustee; and

•

indemnify the indenture trustee for, and hold it harmless against, any and all loss, liability or expense, including reasonable attorneys’ fees, incurred by it in connection with the administration of the issuing entity or performance of its duties as indenture trustee.

The indenture trustee will not be indemnified by the administrator, the issuing entity, the depositor or the servicer against any loss, liability or expense incurred by it through its own willful misconduct, negligence or bad faith, except that the indenture trustee will not be liable:

•	for any error of judgment made by it in good faith, unless it is proved that the indenture trustee was negligent in ascertaining the pertinent facts;

•	with respect to any action it takes or omits to take in good faith in accordance with a direction received by it from the noteholders in accordance with the terms of the indenture; and

•	for interest on any money received by it except as the indenture trustee and the issuing entity may agree in writing.

The indenture trustee will not be deemed to have knowledge of any indenture default or other event unless an officer of the indenture trustee within its corporate trust department, who customarily performs functions similar to those performed by the persons who at the time are such officers, or to whom any corporate trust matter is referred because of that person’s knowledge and familiarity with the particular subject and who has direct responsibility for the administration of the indenture has received written notice of the event.

Pursuant to the administration agreement, the administrator will:

•	pay the owner trustee from time to time compensation for its services in accordance with a fee letter between the administrator and the owner trustee;

•

reimburse the owner trustee upon its request for all reasonable expenses, advances and disbursements reasonably incurred or made by it in connection with the performance of its duties as owner trustee; and

•

indemnify the owner trustee for any loss, liability, expense, tax, penalty or claim (including reasonable legal fees and expenses and including those incurred in connection with the enforcement of its indemnification rights under the trust agreement), incurred by it in connection with the performance of its duties as owner trustee.

The owner trustee will not be indemnified by the administrator, the issuing entity, the depositor or the servicer against any loss, liability, expense, tax, penalty or claim (including reasonable legal fees and expenses) incurred by it through (i) its own willful misconduct, bad faith or gross negligence, (ii) the inaccuracy of any representation or warranty made by the owner trustee in the trust agreement in its individual capacity, (iii) liabilities arising from the failure of the owner trustee to perform certain obligations or (iv) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all of the notes or, with some limitations—including receipt of certain opinions of counsel—upon deposit with the indenture trustee of funds sufficient for the payment in full of principal and accrued interest on the notes and any fees then due and payable to the indenture trustee.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act, the indenture trustee for the issuing entity will be required to mail each year to all noteholders a brief report setting forth the following:

•	any change to its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	if the indenture requires the indenture trustee to make advances, the character and amount of any advances made by it under the indenture which remain unpaid on the date of the report;

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the issuing entity property and that has not been previously reported.

Documents by Indenture Trustee to Noteholders

The indenture trustee, at the expense of the issuing entity, will deliver to each noteholder, not later than the latest date permitted by law, such information as may be reasonably requested (and reasonably available to the indenture trustee) to enable such holder to prepare its federal and state income tax returns.

The indenture trustee will furnish to any noteholder promptly upon receipt of a written request by that noteholder (at the expense of the requesting noteholder), duplicates or copies of all reports, notices, requests, demands, certificates and any other instruments furnished to the indenture trustee under the transaction documents.

Annual Compliance Statement

The issuing entity will be required to deliver an annual written statement to the indenture trustee and each Hired Agency certifying the fulfillment of its obligations under the indenture or describing any defaults thereunder.

Authority and Duties of the Owner Trustee

The owner trustee will administer the issuing entity in the interest of the holder of the issuing entity’s certificate, subject to the terms of the transaction documents, in accordance with the issuing entity’s trust agreement and the other transaction documents.

The owner trustee will not be required to perform any of the obligations of the issuing entity under any related transaction document that are required to be performed by the servicer, depositor, administrator or the indenture trustee.

The owner trustee will not manage, control, use, sell, dispose of or otherwise deal with any part of the issuing entity’s property except in accordance with (i) the powers granted to and the authority conferred upon the owner trustee pursuant to the issuing entity’s trust agreement, (ii) the other transaction documents and (iii) any document or instruction delivered to that owner trustee pursuant to the trust agreement. In particular, the owner trustee will not transfer, sell, pledge, assign or convey the Transaction SUBI Certificate except as specifically required or permitted by the transaction documents.

Bankruptcy Provisions

Each party to the transaction documents (including the origination trustees, the owner trustee, the indenture trustee, the asset representations reviewer, the issuing entity, the servicer and the administrator), each holder or pledgee of the Transaction SUBI (by virtue of its acceptance of the Transaction SUBI or pledge thereof) and each noteholder and note owner (by accepting a note or a beneficial interest in a note) will covenant that for a period of one year and one day after payment in full of all amounts due under any financing involving any interest in the UTI, the Transaction SUBI or any Other SUBI, that person will not institute or join in, any bankruptcy, reorganization, insolvency or liquidation proceeding or other similar proceeding against or to make a general assignment for the benefit of (or any creditor of) the origination trust, the depositor, the issuing entity or any other special purpose entity that holds a beneficial interest in the origination trust.

Evidence as to Compliance

The Transaction SUBI servicing supplement will provide that a firm of independent registered public accountants (who may also render other services to the servicer, the depositor or their respective affiliates) will annually furnish to the servicer, the depositor and the indenture trustee, a report that expresses an opinion, or states that an opinion cannot be expressed, concerning the servicer’s assessment of compliance with the applicable servicing criteria.

The Transaction SUBI servicing supplement will also provide for delivery by the servicer, on or before March 30 of each calendar year, to the issuing entity:

•

a report regarding its assessment of compliance during the preceding fiscal year with all applicable servicing criteria set forth in relevant SEC regulations for asset-backed securities transactions that are backed by the same types of assets as those backing the notes; and

•

an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of performance under the Transaction SUBI servicing supplement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the Transaction SUBI servicing supplement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

The servicer will also give the issuing entity, indenture trustee, the administrator and each Hired Agency, notice of any events of termination of the servicer under the Transaction SUBI servicing supplement.

For so long as the issuing entity is required to report under the Exchange Act, an annual report on Form 10-K will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The Transaction SUBI servicing supplement will also provide that the servicer will deliver to each Hired Agency, the issuing entity and the indenture trustee an annual certificate of an officer of the servicer with respect to certain plans that are subject to ERISA and maintained or sponsored by the servicer or any of its ERISA affiliates.

Amendment Provisions

Each of the transaction documents (other than the indenture) may be amended without the consent of the noteholders, the indenture trustee, [the swap counterparty,] the issuing entity or, other than with respect to the trust agreement, the owner trustee subject to satisfaction of one of the following conditions: (i) the depositor, the servicer, the administrator or VW Credit (as applicable) delivers an officer’s certificate or an opinion of counsel to the indenture trustee and, with respect to the trust agreement, the owner trustee, to the effect that the amendment will not materially and adversely affect the interests of the noteholders or (ii) the Rating Agency Condition is satisfied with respect to such amendment. Except as described in the paragraph below, any term or provision may be amended with the consent of noteholders evidencing not less than a majority of the aggregate principal amount of the outstanding notes[, voting as a single class][of the controlling class]; provided that any amendment that materially and adversely affects the interests of the certificateholders, [the swap counterparty,] the origination trustees, the indenture trustee or the owner trustee (in each case, with respect to specific transaction documents only), the servicer or the administrator (in the case of the trust agreement only) will require the prior written consent of the persons whose interests are materially and adversely affected. “Rating Agency Condition” means, with respect to any event and each Hired Agency, either (a) written confirmation (which may be in the form of a letter, press release or other publication, or a change in that Hired Agency’s published rating criteria) by a Hired Agency that the occurrence of a certain event will not cause it to downgrade, qualify or withdraw its rating assigned to the notes or (b) that the Hired Agency has been given notice of that event at least ten (10) days prior to the occurrence of that event (or, if ten (10) days’ advance notice is impracticable, as much advance notice as is practicable) and the Hired Agency has not issued any written notice that the occurrence of that event will cause it to downgrade, qualify or withdraw its rating assigned to the notes.

Notwithstanding the foregoing, no amendment to any transaction document will (i) reduce the interest rate or principal amount of any note, or delay the final scheduled payment date of any note without the consent of the holder of such note, or (ii) reduce the percentage of the aggregate outstanding principal amount of the outstanding notes, the holders of which are required to consent to any matter without the consent of the holders of at least the percentage of the aggregate outstanding principal amount of the outstanding notes which were required to consent to such matter before giving effect to such amendment.

Under the trust agreement, the owner trustee may not take any action with respect to the following matters unless (a) at least 30 days before the taking of that action, the owner trustee gives written notice to the certificateholder and (b) the certificateholder has not notified the owner trustee in writing within 30 days after the notice is given by the owner trustee that the certificateholder has withheld consent or provided alternative direction:

•	the amendment of the indenture by a supplemental indenture where the consent of any noteholder is required;

•

the amendment of the indenture by a supplemental indenture where the consent of any noteholder is not required and such amendment materially and adversely affects the interests of the certificateholder;

•

the amendment, change or modification of the SUBI transfer agreement or the administration agreement, except to cure any ambiguity or defect or to amend or supplement any provision in a manner that would not materially adversely affect the interests of the certificateholder; or

•

the appointment pursuant to the indenture of a successor indenture trustee or the consent to the assignment by the note registrar or the indenture trustee of its obligations under the indenture or trust agreement, as applicable.

Amendment of the Indenture. Without the consent of the noteholders or any other person, and except as described in the paragraph below, the issuing entity and the indenture trustee, upon request by the issuing entity, may execute a supplemental indenture for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of the indenture or for the purpose of modifying in any manner the rights of the noteholders subject to satisfaction of one of the following conditions: (i) the certificateholder or the administrator delivers an officer’s certificate or an opinion of counsel to the indenture trustee to the effect that the amendment will not materially and adversely affect the interests of the noteholders or (ii) the Rating Agency Condition is satisfied with respect to that amendment. In connection with any such amendment, the issuing entity must deliver an opinion of counsel to the effect that such action will not (A) affect the treatment of the notes as debt for federal income tax purposes, (B) be deemed to cause a taxable exchange of the notes for federal income tax purposes or (C) cause the issuing entity, the depositor or the origination trust to be classified as an association (or a publicly traded partnership) taxable as a corporation for federal income tax purposes. In addition, except as described in the paragraph below, any term or provision of the indenture may be amended with the consent of noteholders evidencing not less than a majority of the aggregate principal amount of the outstanding notes[, voting as a single class][of the controlling class].

Without the consent of each noteholder affected thereby, no supplemental indenture may:

•

[subject to the deemed effectiveness of any determination, decision or election made by the issuing entity in connection with a Benchmark Transition Event or a Benchmark Replacement described under “The Notes—Payments of Interest” in this prospectus,] change the final scheduled payment date of any note or reduce the principal amount thereof, the interest rate thereon or the redemption price with respect thereto or change any place of payment where, or the coin or currency in which, any note or any interest thereon is payable;

•

reduce the percentage of the aggregate outstanding principal amount of the outstanding notes, the holders of which are required to consent to any supplemental indenture or to waive compliance with the provisions of the indenture, indenture defaults or consequences provided for in the indenture;

•	modify or alter the provisions of the proviso to the definition of the term “outstanding”;

•

reduce the percentage of the outstanding principal amount of the notes required to direct the indenture trustee to direct the issuing entity to sell the issuing entity property after an indenture default if the proceeds of such sale would be insufficient to pay the outstanding principal amount of the notes plus accrued but unpaid interest on the notes;

•	provide that additional provisions of the indenture or the other transaction documents may be modified or waived without the consent of the holder of each outstanding note affected thereby;

•

affect the calculation of the amount of interest on or principal of any note payable on any payment date (including the calculation of any of the individual components of such calculation) or affect the rights of noteholders to the benefit of any provisions for the mandatory redemption of the notes;

•

permit the creation of any lien ranking prior to or on parity with the lien of the indenture with respect to any portion of the issuing entity property or, except as otherwise permitted in the indenture, terminate the lien of the indenture on any property or deprive any noteholder of the security provided for by the lien of the indenture; or

•	impair any right to institute suit for the enforcement of certain provisions of the indenture regarding payment.

In addition, any amendment that materially and adversely affects the interests of the indenture trustee, the owner trustee, the servicer, [the swap counterparty,] the certificateholders or the administrator will require the prior written consent of the persons whose interests are materially and adversely affected. The consent of the servicer, the certificateholders or the administrator will be deemed to have been given if the issuing entity does not receive a written objection from such person within ten (10) business days after a written request for such consent has been given.

THE ORIGINATION TRUST AGREEMENT AND THE TRANSACTION SUBI SUPPLEMENT

The Transaction SUBI, Other SUBIs and the UTI

VW Credit, as the UTI beneficiary, is the initial beneficiary of the origination trust. The UTI beneficiary will hold the UTI, which represents an exclusive and undivided beneficial interest in all origination trust assets other than (a) any origination trust assets allocated to Other SUBIs and (b) the Included Units. The UTI beneficiary in the future may cause the UTI trustee to create Other SUBIs which the UTI beneficiary may sell or pledge in connection with financings similar to the transaction described in this prospectus. Each holder or pledgee of the UTI will be required to expressly waive any claim to all origination trust assets other than the UTI assets and to fully subordinate any of those claims in the event that the waiver is not given full effect. Each holder or pledgee of any Other SUBI will be deemed to have waived any claim to all origination trust assets, except for the related Other SUBI assets, and to fully subordinate those claims in the event that the waiver is not given effect. Except under the limited circumstances described in this prospectus under “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Allocation of Origination Trust Liabilities,” the Included Units will not be available to make payments in respect of, or pay expenses relating to, the UTI or any Other SUBI. Origination trust assets allocated to the UTI and any Other SUBI Assets will not be available to make payments in respect of, or pay expenses relating to, the Transaction SUBI.

The Transaction SUBI and each Other SUBI will be created pursuant to a separate supplement to the origination trust agreement, which will amend the origination trust agreement only with respect to the particular SUBI to which it relates. The Transaction SUBI supplement will amend the origination trust agreement only as it relates to the Transaction SUBI.

All origination trust assets, including the Included Units, will be owned by the origination trust. The Included Units will be segregated from the rest of the origination trust assets on the books and records of the origination trust and the servicer, and the holders of other beneficial interests in the origination trust — including the UTI and any Other SUBIs — will have no rights in or to those Included Units. Under the origination trust agreement, liabilities of the origination trust relating to a series of notes will be respectively allocated to the Included Units, the UTI Assets and Other SUBI Assets if incurred in each case with respect thereto, or will be allocated pro rata among all origination trust assets if incurred with respect to the origination trust assets generally.

Resignation and Removal of the Trustees

The UTI trustee, the administrative trustee, the Delaware trustee and the SUBI trustee may at any time resign by giving thirty (30) days prior written notice to the UTI beneficiary, the issuing entity, as holder of the Transaction SUBI Certificate, and the holders of each Other SUBI. Upon receiving the notice of resignation, the holder of the UTI (in the case of the UTI trustee, administrative trustee or Delaware trustee) or the holder of the Transaction SUBI (in the case of the SUBI trustee) will promptly appoint a successor trustee who meets the eligibility requirements set forth in the origination trust agreement by written instrument.

If at any time (a) a trustee fails to be qualified in accordance with the origination trust agreement, (b) any representation or warranty made by a trustee pursuant to the origination trust agreement proves to have been untrue in any material respect when made, (c) a trustee is legally unable to act, (d) in certain events of bankruptcy or insolvency of a trustee, or (e) the holder of the UTI Certificate or the Transaction SUBI Certificate otherwise desires, in its sole discretion, to remove and replace the applicable trustee with respect to the UTI or the Transaction SUBI represented by such certificate, then such trustee may be removed upon written notice by the holder of the UTI Certificate or Transaction SUBI Certificate or the assignee or pledgee of such UTI Certificate or Transaction SUBI Certificate in connection with a financing.

If a trustee resigns or is removed, the holder of the UTI Certificate or Transaction SUBI Certificate shall promptly appoint a successor trustee by written instrument. Any resignation or removal of a trustee and appointment of a successor trustee shall not become effective until acceptance of appointment by the successor trustee.

A trustee will be under no obligation to exercise any of the discretionary rights or powers vested in it by the origination trust agreement, or to institute, conduct or defend any litigation under the origination trust agreement or in relation thereto, unless the party requesting such action has offered to such trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby.

Indemnity of Trustees

Each of the UTI trustee, the administrative trustee, the Delaware trustee and the SUBI trustee and any trust agent will be indemnified and held harmless (but only out of and to the extent of the origination trust assets allocated to the portfolio for which such trustee acts as trustee) with respect to any loss, liability or expense, including reasonable attorneys’ and other professionals’ fees and expenses (including legal fees and expenses in connection with the enforcement of their indemnification rights), arising out of or incurred in connection with (a) any of the origination trust assets (including, without limitation, any claims relating to leases, leased vehicles, consumer fraud, consumer leasing act violations, misrepresentation, deceptive and unfair trade practices, and any other claims arising in connection with any lease, personal injury or property damage claims arising with respect to any leased vehicle or any claim with respect to any tax arising with respect to any origination trust asset) or (b) such entity’s acceptance or performance of the trusts and duties contained under the origination trust agreement, with any allocation of such indemnification among the origination trust assets to be made as provided for in the origination trust agreement, provided, however, that none of the UTI trustee, the administrative trustee, the Delaware trustee, the SUBI trustee or any trust agent will be indemnified or held harmless out of the origination trust assets as to any claim (i) for which the UTI beneficiary, a servicer or any of their respective affiliates is liable and has paid, (ii) incurred by reason of such entity’s willful misfeasance, bad faith or gross negligence, or (iii) incurred by reason of such entity’s breach of its respective representations and warranties pursuant to any servicing agreement or of the origination trust agreement. The UTI trustee shall in no event have any recourse to any SUBI assets, including such SUBI assets which were UTI assets at the time a claim against the UTI trustee arose, and no SUBI trustee shall have any recourse to any UTI assets or any trust assets allocated to any Other SUBI.

Issuing Entity as Third-Party Beneficiary

As the holder and pledgee of the Transaction SUBI Certificate, the issuing entity and the indenture trustee, respectively, will be third-party beneficiaries of the Transaction SUBI trust agreement as it relates to the Transaction SUBI.

Termination

The origination trust will dissolve and the obligations and responsibilities of the UTI Beneficiary and the owner trustee will terminate upon the later to occur of the full payment of all amounts owed under the origination trust agreement, all of the trust agreements and indentures and any financing in connection with all SUBIs.

ADDITIONAL LEGAL ASPECTS OF THE

ORIGINATION TRUST AND THE TRANSACTION SUBI

The Origination Trust

The origination trust is a Delaware statutory trust. As a Delaware statutory trust, the origination trust may be eligible to be a debtor in its own right under the Bankruptcy Code. See “Risk Factors—A depositor or sponsor bankruptcy could delay or limit payments to you” in this prospectus. As such, the origination trust may be subject to insolvency laws under the Bankruptcy Code or similar state laws (“insolvency laws”). If so, the automatic stay under the Bankruptcy Code and similar state provisions could result in a delay in payments to noteholders, and claims against the origination trust assets could have priority over the beneficial interest in those assets represented by the Transaction SUBI Certificate as more fully described under “Material Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus.

Structural Considerations

Unlike many structured financings in which the holders of the securities have a direct ownership interest or a perfected security interest in the underlying assets being securitized, the issuing entity will not directly own the Transaction SUBI assets. Instead, the origination trust will own the origination trust assets, including all Transaction SUBI assets, and the origination trustee will take actions with respect thereto in the name of the origination trust on behalf of and as directed by the beneficiaries of the origination trust (i.e., the holders of the UTI Certificate and all Other SUBI Certificates). The primary asset of the issuing entity will be a Transaction SUBI Certificate evidencing a 100% beneficial interest in the Transaction SUBI assets, and the indenture trustee will take action with respect thereto in the name of the issuing entity and on behalf of the noteholders and the depositor. Beneficial interests in the leases and leased vehicles represented by the Transaction SUBI Certificate, rather than direct legal ownership, are transferred under this structure in order to avoid the administrative difficulty and expense of retitling the leased vehicles in the name of the transferee. The origination trustees will segregate the Transaction SUBI assets from the other origination trust assets on the books and records each maintains for these assets. Neither the servicer nor any holders of other beneficial interests in the origination trust will have rights in those Transaction SUBI assets, and payments made on any origination trust assets other than those Transaction SUBI assets generally will not be available to make payments on the notes or to cover expenses of the origination trust allocable to such Transaction SUBI assets.

Allocation of Origination Trust Liabilities

The origination trust assets are and may in the future continue to be comprised of several portfolios of Other SUBI assets, together with the Included Units and the UTI assets. The UTI beneficiary may in the future pledge the UTI as security for obligations to third-party lenders, and may in the future create and sell or pledge Other SUBIs in connection with other financings. Pursuant to the origination trust agreement, as among the beneficiaries of the origination trust, an origination trust liability relating to a particular portfolio of origination trust assets will be allocated to and charged against the portfolio of origination trust assets to which it belongs. Origination trust liabilities and expenses incurred with respect to the origination trust assets generally will be borne pro rata among all portfolios of origination trust assets. The SUBI trustee and all of the trustees and the beneficiaries of the origination trust, including the issuing entity, will be bound by that allocation. In particular, the origination trust agreement will require the holders from time to time of the UTI Certificate and any Other SUBI Certificates to release and waive any claim they might otherwise have with respect to the Included Units and to fully subordinate any claims to the Included Units in the event that such waiver is not given effect. Similarly, the holders of the notes, or beneficial interests therein, will be deemed to have waived any claim they might otherwise have with respect to the UTI assets or any Other SUBI assets. See “The Origination Trust Agreement and the Transaction SUBI Supplement—The Transaction SUBI, Other SUBIs and the UTI” in this prospectus.

Because the issuing entity and the indenture trustee will not own directly or have a direct security interest in the Included Units, and since their respective interests generally will be an indirect beneficial ownership interest and a security interest in the indirect beneficial ownership interest, claims of third-party creditors of the origination trust will take priority over the interests of the issuing entity and the indenture trustees in those Included Units. Potentially material examples of those claims could include:

(1) tax liens arising against the depositor, VW Credit, the origination trust, the UTI beneficiary or the issuing entity;

(2) liens arising under various federal and state criminal statutes;

(3) certain liens in favor of the Pension Benefit Guaranty Corporation; and

(4) judgment liens arising from successful claims against the origination trust arising from the operation of leased vehicles titled in the name of the origination trust.

See “Risk Factors—If ERISA liens are placed on the origination trust assets, you could suffer a loss,” “Risk Factors—Vicarious tort liability may result in a loss,” “Material Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” and “—Consumer Protection Laws” for a further discussion of these risks.

The UTI beneficiary may create and sell or pledge Other SUBIs in connection with other financings. Each holder or pledgee of the UTI or any Other SUBI will be required to expressly disclaim any interest in the Transaction SUBI and the Included Units, and to fully subordinate any claims to the Transaction SUBI and the Included Units in the event that this disclaimer is not given effect.

Insolvency Related Matters

As described under “The Origination Trust Agreement and the Transaction SUBI Supplement—The Transaction SUBI, Other SUBIs and the UTI” and “Additional Legal Aspects of the Origination Trust and the Transaction SUBI—Allocation of Origination Trust Liabilities” in this prospectus, each holder or pledgee of the UTI Certificate and any Other SUBI Certificate will be required to expressly disclaim any interest in the Included Units and to fully subordinate any claims to the Included Units in the event that disclaimer is not given effect. Similarly, the holder and pledgee of the Transaction SUBI Certificate will be required to expressly disclaim any interest in the UTI assets and Other SUBI assets and to fully subordinate any claims to the UTI assets and Other SUBI assets in the event that disclaimer is not given effect. Although no assurances can be given, the depositor believes that in the unlikely event of a bankruptcy of VW Credit, the Included Units would not be treated as part of VW Credit’s bankruptcy estate. In addition, steps have been taken to structure the transactions contemplated hereby that are intended to make it unlikely that the voluntary or involuntary application for relief by VW Credit under any insolvency laws will result in consolidation of the assets and liabilities of the origination trust, the depositor or the issuing entity with those of VW Credit. With respect to the depositor, these steps include its creation as a separate, special purpose limited liability company of which VW Credit is the sole equity member, pursuant to a limited liability agreement containing certain limitations, including the requirement that the depositor must have at all times at least one independent director and restrictions on the nature of its businesses and operations and on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of the member and all directors, including the independent director.

However, delays in payments on the notes and possible reductions in the amount of those payments could occur if:

•

a court were to conclude that the assets and liabilities of the origination trust, the depositor or the issuing entity should be consolidated with those of VW Credit in the event of the application of applicable insolvency laws to VW Credit;

•	a filing were to be made under any insolvency law by or against the origination trust, the depositor or the issuing entity; or

•	an attempt were to be made to litigate any of the foregoing issues.

If a court were to conclude that the transfer of the Transaction SUBI Certificate from VW Credit to the depositor, or the transfer of the Transaction SUBI Certificate from the depositor to the issuing entity were not a true sale, or that the depositor and the issuing entity should be treated as the same entity as VW Credit for bankruptcy purposes, any of the following could delay or prevent payments on the notes:

•

the automatic stay, which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the Bankruptcy Code that permit substitution of collateral in certain circumstances;

•	certain tax or government liens on VW Credit’s property having a prior claim on collections before the collections are used to make payments on the notes; or

•	the issuing entity not having a perfected security interest in the Included Units or any cash collections held by VW Credit at the time that VW Credit becomes the subject of a bankruptcy proceeding.

In an insolvency proceeding of VW Credit, (1) repurchase payments made by VW Credit, as servicer, in respect of certain Included Units, (2) payments made by VW Credit on certain insurance policies required to be obtained and maintained by lessees pursuant to the leases, (3) unreimbursed advances made by VW Credit, as servicer, pursuant to the Transaction SUBI servicing agreement and (4) payments made by VW Credit to the depositor may be recoverable by VW Credit as debtor-in-possession or by a creditor or a trustee in bankruptcy of VW Credit as a preferential transfer from VW Credit if those payments were made within one year prior to the filing of a bankruptcy case in respect of VW Credit. In addition, the insolvency of VW Credit could result in the replacement of VW Credit as servicer, which could in turn result in a temporary interruption of payments on the notes. See “Risk Factors—A depositor or sponsor bankruptcy could delay or limit payments to you” and “—Adverse events with respect to VW Credit or its affiliates or third party providers to whom VW Credit outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes” in this prospectus.

On the closing date, Mayer Brown LLP, special counsel to the depositor, will deliver an opinion based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein, under present reported decisional authority and applicable statutes to federal bankruptcy cases, if VW Credit were to become a debtor in a case under the United States Bankruptcy Code (the “Bankruptcy Code”), in a properly presented and decided case, (i) the bankruptcy court would determine that the transfer of the Transaction SUBI and Transaction SUBI Certificate pursuant to the SUBI sale agreement constitutes a sale of the Transaction SUBI and Transaction SUBI Certificate to the depositor by VW Credit, as opposed to a loan, and, therefore, (1) the Transaction SUBI and Transaction SUBI Certificate would not be property of VW Credit’s bankruptcy estate under Section 541 of the Bankruptcy Code, and (2) Section 362(a) of the Bankruptcy Code would not operate to stay payments by the servicer of collections on the Transaction SUBI and the Transaction SUBI Certificate in accordance with the transfer agreements; and (ii) the bankruptcy court would not substantively consolidate the assets and liabilities of VW Credit, on the one hand, with those of the depositor or the origination trust, on the other hand. Among other things, that opinion will assume that each of the origination trust (or the SUBI trustee when acting on its behalf) and the depositor will follow certain procedures in the conduct of its affairs, including maintaining separate records and books of account from those of VW Credit, not commingling its respective assets with those of VW Credit, doing business in a separate office from VW Credit and not holding itself out as having agreed to pay, or being liable for, the debts of VW Credit. In addition, that opinion will assume that except as expressly provided by the origination trust agreement and the servicing agreement (each of which contains terms and conditions consistent with those that would be arrived at on an arm’s length basis between unaffiliated entities in the belief of the parties thereto), VW Credit generally will not guarantee the obligations of the origination trust or the depositor to third parties, and will not conduct the day-to-day business or activities of any thereof, other than in its capacity as servicer acting under and in accordance with the servicing agreement or in its capacity as administrator under the administration agreement. Each of VW Credit, the origination trust and the depositor intends to follow and has represented that it will follow these and other procedures related to maintaining the separate identities and legal existences of each of the origination trust and the depositor. Such a legal opinion, however, will not be binding on any court.

If a case or proceeding under any insolvency law were to be commenced by or against any of VW Credit, the origination trust or the depositor, and a court were to order the substantive consolidation of the assets and liabilities of any of those entities with those of VW Credit or if an attempt were made to litigate any of the foregoing issues, delays in distributions on the Transaction SUBI Certificate (and possible reductions in the amount of those distributions) to the issuing entity, and therefore to the noteholders, could occur.

VW Credit, as the UTI beneficiary, will treat its conveyance of the Transaction SUBI Certificate to the depositor as an absolute sale, transfer and assignment of all of its interest therein for all purposes. However, if a case or proceeding under any insolvency law were commenced by or against VW Credit, and VW Credit as debtor-in-possession or a creditor, receiver or bankruptcy trustee of VW Credit were to take the position that the sale, transfer and assignment of the Transaction SUBI Certificate by VW Credit to the depositor should instead be treated as a pledge of the Transaction SUBI Certificate to secure a borrowing by VW Credit, delays in payments of proceeds of the Transaction SUBI Certificate to the issuing entity, and therefore to the noteholders, could occur or (should the court rule in favor of that position) reductions in the amount of those payments could result.

As a precautionary measure, the depositor will take the actions requisite to obtaining a security interest in the Transaction SUBI Certificate as against VW Credit which the depositor will assign to the issuing entity and the issuing entity will pledge to the indenture trustee. The indenture trustee will perfect its security interest in the Transaction SUBI Certificate. Accordingly, if the conveyance of the Transaction SUBI Certificate by VW Credit to the depositor were not respected as an absolute sale, transfer and assignment, the depositor (and ultimately the issuing entity and the indenture trustee as successors in interest) should be treated as a secured creditor of VW Credit, although a case or proceeding under any insolvency law with respect to VW Credit could result in delays or reductions in distributions on the Transaction SUBI Certificate as indicated above, notwithstanding that perfected security interest.

In the event that the servicer were to become subject to a case under the Bankruptcy Code, certain payments made within one year of the commencement of that case (including advances and repurchase payments) may be recoverable by the servicer as debtor-in-possession or by a creditor or a trustee-in-bankruptcy from the servicer as a preferential transfer or a fraudulent transfer. See “Risk Factors—A depositor or sponsor bankruptcy could delay or limit payments to you” in this prospectus.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (“FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority (“OLA”) as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the United States Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including VW Credit, the depositor, the origination trust, the issuing entity or any of their respective creditors.

Potential Applicability to VW Credit, the Depositor and the Issuing Entity. There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the United States Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity, the origination trust or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of VW Credit. For the issuing entity, the origination trust or the depositor to be subject to receivership under OLA as a covered subsidiary of VW Credit (1) the FDIC would have to be appointed as receiver for VW Credit under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity, the origination trust or the depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of VW Credit.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of VW Credit or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to VW Credit, the depositor, the origination trust or the issuing entity or, if it were to apply, that the timing and amounts of payments to the holders of the notes would not be less favorable than under the United States Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of VW Credit or of a covered subsidiary thereof under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which VW Credit or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of VW Credit’s or such covered subsidiary’s affairs. In January 2011, the then Acting General Counsel of the FDIC issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include VW Credit or its subsidiaries (including the depositor, the origination trust or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is a party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include VW Credit or its subsidiaries (including the depositor, the origination trust or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving VW Credit or its subsidiaries (including the depositor, the origination trust or the issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

Among the contracts that might be repudiated are the SUBI transfer agreement, the servicing agreement and the administration agreement. Under OLA, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect VW Credit’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the receiver is appointed. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of VW Credit or of a covered subsidiary. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

We will structure the transfers of the Transaction SUBI Certificate from VW Credit to the depositor, and the transfer of that Transaction SUBI Certificate from the depositor to the issuing entity with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, VW Credit believes that the FDIC would not be able to recover the Transaction SUBI Certificate or the related SUBI Assets allocated to the Transaction SUBI using its repudiation power because they would not be treated as part of VW Credit’s estate for bankruptcy purposes. However, if those transfers were not respected as legal true sales, then the transfers of the Transaction SUBI Certificate would be treated as secured loans. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If VW Credit or the depositor were placed in receivership under OLA, the FDIC could assert that VW Credit or the depositor, as applicable, effectively still owned the Transaction SUBI Certificate because the transfer by VW Credit to the depositor or by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by the issuing entity. In such event, the noteholders would have a secured claim in the receivership of the issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the SUBI transfer agreement and the SUBI sale agreement are respected as legal true sales, as receiver for VW Credit or a covered subsidiary the FDIC could:

•	require the issuing entity, as assignee under the SUBI transfer agreement, to go through an administrative claims procedure to establish its rights to payments collected on the SUBI Assets;

•	if the issuing entity were a covered subsidiary, require the indenture trustee or the noteholders to go through an administrative claims procedure to establish its rights to payments on the notes;

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against VW Credit or a covered subsidiary (including the depositor or the issuing entity);

•	repudiate VW Credit’s ongoing servicing obligations under the servicing agreement, such as its duty to collect and remit payments or otherwise service the leases and leased vehicles; or

•	prior to any such repudiation of the servicing agreement, prevent any of the indenture trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which VW Credit or a covered subsidiary (including the depositor or the issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of VW Credit or any covered subsidiary or affect any contractual rights of VW Credit or a covered subsidiary (including the depositor or the issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.

If the issuing entity were itself to become subject to OLA as a covered subsidiary, the FDIC may repudiate the debt of the issuing entity. In such an event, the noteholders would have a secured claim in the receivership of the issuing entity or “actual direct compensatory damages” as described above but delays in payments on the notes would occur and possible reductions in the amount of those payments could occur.

If the FDIC, as receiver for VW Credit, the depositor or the issuing entity, were to take any of the actions described above, payments or distributions of principal and interest on the notes issued by the issuing entity would be delayed and may be reduced.

MATERIAL LEGAL ASPECTS OF THE LEASES AND THE LEASED VEHICLES

Vicarious Tort Liability

Although the origination trust will own the leased vehicles allocated to the Transaction SUBI and the issuing entity will have a beneficial interest in the leased vehicles (as evidenced by the Transaction SUBI Certificate), the related lessees and their respective invitees will operate the leased vehicles. State laws differ as to whether anyone suffering injury to person or property involving a leased vehicle may bring an action against the owner of the vehicle merely by virtue of that ownership. To the extent that applicable state law permits such an action and is not preempted by the Transportation Act (as discussed below), the origination trust and the origination trust assets may be subject to liability to that injured party. However, the laws of many states either (i) do not permit these types of suits, or (ii) provide that the lessor’s liability is capped at the amount of any liability insurance that the lessee was required to, but failed to, maintain (except for some states, such as New York, where liability is joint and several).

For example, under the California Vehicle Code, the owner of a motor vehicle subject to a lease is responsible for injuries to persons or property resulting from the negligent or wrongful operation of the leased vehicle by any person using the vehicle with the owner’s permission. The owner’s liability for personal injuries is limited to $15,000 per person and $30,000 in total per accident, and the owner’s liability for property damage is limited to $5,000 per accident. However, recourse for any judgment arising out of the operation of the leased vehicle must first be had against the operator’s property if the operator is within the jurisdiction of the court.

In contrast to California and many other states, in New York, where a large number of leases were originated, the holder of title of a motor vehicle, including an origination trust as lessor, may be considered an “owner” and thus may be held jointly and severally liable with the lessee for the negligent use or operation of that motor vehicle. It is not clear whether there is a limit on an owner’s liability. In the context of the denial of a motion brought by a defendant to dismiss a claim based on the negligent use or operation of a motor vehicle, the Court of Appeals of New York ruled that a finance company acting as an agent for an origination trust may be considered an “owner” of a motor vehicle and thus subject to joint and several liability with the lessee for the negligent use or operation of the leased motor vehicle for the duration of a lease. As a result of the ruling in New York, losses could arise if lawsuits are brought against either the origination trust or VW Credit, as agent of the origination trust, in connection with the negligent use or operation of any leased vehicles owned by the origination trust, including the leased vehicles allocated to the Transaction SUBI. This case was decided prior to the enactment of the Transportation Act.

The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act was intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and it is expected that the Transportation Act should reduce the likelihood of vicarious liability being imposed on a titling trust. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that these laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a recent case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of cases that are pending in other jurisdictions and their impact are uncertain at this time.

The origination trust maintains insurance, and VW Credit is a named insured under the origination trust’s applicable insurance policies. However, in the event that all applicable insurance coverage were to be exhausted (including the coverage provided by the contingent and excess liability insurance policies) and damages in respect of vicarious liability were to be assessed against the origination trust, claims could be imposed against the origination trust assets, including any leased vehicles allocated to the Transaction SUBI, and in certain circumstances, with respect to a leased vehicle that is allocated to an Other SUBI or the UTI. If any of these claims were imposed against the origination trust assets, investors in the notes could incur a loss on their investment.

Repossession of Leased Vehicles

In the event that a default by a lessee has not been cured within a certain period of time after notice, the servicer will ordinarily retake possession of the related leased vehicle. Some jurisdictions limit the methods of vehicle recovery to judicial foreclosure or require that the lessee be notified of the default and be given a time period within which to cure the default prior to repossession. Other jurisdictions permit repossession without notice (although in some states a course of conduct in which the lessor has accepted late payments has been held to create a right of the lessee to receive prior notice), but only if the repossession can be accomplished peacefully. If a breach of the peace is unavoidable, the lessor must seek a writ of possession in a state court action or pursue other judicial action to repossess the leased vehicle.

After the servicer has repossessed a leased vehicle, the servicer may, to the extent required by applicable law, provide the lessee with a period of time within which to cure the default under the related lease. If by the end of that period the default has not been cured, the servicer will attempt to sell the leased vehicle. The net repossession proceeds therefrom may be less than the remaining amounts due under the lease at the time of default by the lessee.

Deficiency Judgments

The proceeds of the sale of a leased vehicle generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the amounts due under the related lease. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale of a leased vehicle do not cover the full amounts due under the related lease, a deficiency judgment can be sought in those states that do not directly prohibit or limit those judgments. However, in some states, a lessee may be allowed an offsetting recovery for any amount not recovered at resale because the terms of the resale were not commercially reasonable. In any event, a deficiency judgment would be a personal judgment against the lessee for the shortfall, and a defaulting lessee would be expected to have little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment. Even if a deficiency judgment is obtained, it may be settled at a significant discount or may prove impossible to collect all or any portion of a judgment.

Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving a lessee from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of lessors violate the due process protection provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally found that repossession and resale by a lessor do not involve sufficient state action to afford constitutional protection to consumers.

Consumer Protection Laws

Numerous federal and state consumer protection laws impose requirements upon lessors and servicers involved in consumer leasing. The federal Consumer Leasing Act of 1976 and Regulation M, issued by the CFPB, for example, require that a number of disclosures be made at the time a vehicle is leased, including:

(1)	the amount and type of all payments due at the time of origination of the lease;

(2)	a description of the lessee’s liability at the end of the lease term;

(3)	the amount of any periodic payments and manner of their calculation;

(4)	the circumstances under which the lessee may terminate the lease prior to the end of the lease term;

(5)	the capitalized cost of the vehicle; and

(6)	a warning regarding possible charges for early termination.

Most states have adopted Article 2A of the UCC which provides protection to lessees through specified implied warranties and the right to cancel a lease relating to defective goods. Additionally, certain states such as California have enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased. The various federal and state consumer protection laws would apply to the origination trust as owner or lessor of the leases and may also apply to the issuing entity as holder of the Transaction SUBI Certificate. The failure to comply with these consumer protection laws may give rise to liabilities on the part of the servicer, the origination trust and the SUBI trustee, including liabilities for statutory damages and attorneys’ fees. VW Credit is subject to supervision and examination by a number of state regulatory agencies and the CFPB, who oversee compliance with these federal and state consumer protection laws. In addition, claims by the servicer, the origination trust and the SUBI trustee may be subject to setoff as a result of any noncompliance.

Many states have adopted “lemon laws” providing redress to consumers who purchase or lease a vehicle that remains out of conformance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specific time period. Should any leased vehicle become subject to a lemon law, a lessee could compel the origination trust to terminate the related lease and refund all or a portion of payments that previously have been paid with respect to that lease. Although the origination trust may be able to assert a claim against the manufacturer of any such defective leased vehicle, there can be no assurance any such claim would be successful. To the extent a lessee is able to compel the origination trust to terminate the related lease, the lease will be deemed to be a Charged-off Lease and amounts received thereafter on or in respect of that lease will constitute sales proceeds. As noted below, the servicer will represent and warrant to the trustees as of the applicable cutoff date that the related leases and leased vehicles comply with all applicable laws, including lemon laws, in all material respects. Nevertheless, there can be no assurance that one or more leased vehicles will not become subject to return (and the related lease terminated) in the future under a lemon law.

Consumer Financial Protection Bureau

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. As of August 31, 2015, VW Credit is subject to the CFPB’s supervision with respect to compliance with applicable consumer protection laws. Expanded CFPB jurisdiction over VW Credit’s business may increase compliance costs and regulatory risks. See “Risk Factors— Federal and state financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes” in this prospectus.

Servicemembers Civil Relief Act

The SCRA and similar laws of many states may provide relief to members of the armed services, including members of the Army, Navy, Air Force, Marines, National Guard, Reservists, Coast Guard and officers of the National Oceanic and Atmospheric Administration and officers of the U.S. Public Health Service assigned to duty with the military, on active duty, and their spouses, who have entered into an obligation, such as a lease contract for a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including nonpayment. Furthermore, under the SCRA, a lessee may terminate a lease of a vehicle at anytime after the lessee’s entry into military service or the date of the lessee’s military orders (as described below) if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days); (ii) the lessee, while in the military, executes a lease contract for a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or to deploy with a military unit for a period of not less than 180 days; or (iii) the lessee, while in military service executes a lease upon receipt of military orders, and thereafter receives a stop movement order in response to a local, national, or global emergency, effective for an indefinite period or for a period of not less than 30 days, which prevents the lessee or the lessee’s dependents, from using the vehicle for personal or business transportation. No early termination charge may be imposed on the lessee. No early termination charges may be imposed on the lessee for such termination. No information can be provided as to the number of leases that may be affected by these laws. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess a defaulted vehicle during the related obligor’s period of active duty and, in some cases, may require the servicer to extend the maturity of the lease contract, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the obligor’s military service. It is not clear that the SCRA would apply to leases such as the leases allocated to the Transaction SUBI. Thus, if a lease goes into default, there may be delays and losses occasioned by the inability to exercise the origination trust’s rights with respect to the lease and the related leased vehicle in a timely fashion. If a lessee’s obligations to make payments is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes.

On December 20, 2019, the Fiscal Year (FY) 2020 National Defense Authorization Act was enacted. Section 545 of the NDAA expands financial protections for military families by allowing the spouse of a servicemember who died while in military service to terminate a car lease one year from the date of the servicemember’s death, as long as that servicemember died while in military service or while performing full-time National Guard duty, active Guard and Reserve duty, or inactive-duty training. In addition, these provisions allow the spouse of a servicemember who sustained a catastrophic injury or illness to terminate a car lease one year from the date of the catastrophic event, as long as that servicemember sustained the injury or illness while in military service or while performing full-time National Guard duty, active Guard and Reserve duty, or inactive-duty training.

Other Limitations

In addition to laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including applicable insolvency laws, may interfere with or affect the ability of the servicer to enforce the rights of the origination trust under the leases. For example, if a lessee commences bankruptcy proceedings, the receipt of that lessee’s payments due under the related lease is likely to be delayed. In addition, a lessee who commences bankruptcy proceedings might be able to assign the lease to another party even though that lease prohibits assignment.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity, servicer or origination trust could fail to have some required licenses or permits. In that event, the issuing entity, servicer or origination trust, as applicable, could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

LEGAL INVESTMENT

[Money Market Investment

[The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There are a number of other requirements under Rule 2a-7 that must be satisfied prior to the purchase of any security, and it is the responsibility solely of the fund and its advisor to determine eligibility and satisfy those requirements.]

Certain Investment Considerations

The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the “Volcker Rule” (Section 619 of the Dodd–Frank Wall Street Reform and Consumer Protection Act).

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all U.S. federal tax consequences applicable to all categories of investors, some of which may be subject to special rules. In addition, this summary is generally limited to investors that are unrelated to the issuing entity who will purchase the notes in their initial distribution at their issue price and will hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

We suggest that investors consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences of the purchase, ownership and disposition of the notes. Prospective investors should note that no rulings have been or will be sought from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions or challenge the conclusions reached herein. Moreover, there are no cases or IRS rulings on transactions similar to those described herein with respect to the issuing entity involving debt issued by a trust with terms similar to those of the notes. This discussion does not purport to discuss all U.S. federal income tax consequences that may be applicable to particular individual circumstances, including those of banks, insurance companies, foreign investors, tax-exempt organizations, dealers in securities or currencies, mutual funds, real estate investment trusts, S corporations, estates and trusts, noteholders that hold the notes as part of a hedge, straddle, integrated or conversion transaction, or noteholders whose functional currency is not the United States dollar, some of which may be subject to special rules. Prospective investors are encouraged to consult their own tax advisors in determining the U.S. federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to holders of notes in light of their personal investment circumstances nor to certain types of holders of notes subject to special treatment under the U.S. federal income tax laws (e.g., financial institutions, broker-dealers, life insurance companies and tax-exempt organizations).

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities treated for U.S. federal income tax purposes as partnerships, and any such entity purchasing notes and persons purchasing notes through such an entity should consult their own tax advisors in that regard.

Tax Status of the Notes and the Issuing Entity

On the closing date, Mayer Brown LLP, as special tax counsel to the depositor, will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that, based on the terms of the notes, the transactions relating to the Transaction SUBI Certificate as set forth herein and the applicable provisions of the trust agreement and related documents, for U.S. federal income tax purposes under existing law: (i) the notes (other than notes, if any, owned by: (A) the issuing entity or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes), (C) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C)) will be characterized as indebtedness for U.S. federal income tax purposes and (ii) the issuing entity will not be classified as an association (or publicly traded partnership) taxable as a corporation for U.S. federal income tax purposes. This opinion will be based on the assumption that, among other things, the notes will not be held by a person that is treated as the same person as the issuing entity for U.S. federal income tax purposes and will be issued pursuant to the terms of the transaction documents and that those terms will be complied with.

Possible Alternative Characterization

Although as described above, special tax counsel will deliver an opinion that the notes (other than notes, if any, retained by the issuing entity or a person considered the same person as the issuing entity for U.S. federal income tax purposes) will be treated as debt for U.S. federal income tax purposes, no ruling will be sought from the IRS on the characterization of the notes for federal income tax purposes and the opinion of tax counsel will not be binding on the IRS. Thus, no assurance can be given that such a characterization will prevail. Were the IRS to contend successfully that the notes were not debt obligations for U.S. federal income tax purposes, the issuing entity would be classified for federal income tax purposes as a partnership.

If the notes were treated as equity interests in a partnership, the issuing entity would be treated as a “publicly traded partnership” if the notes are considered listed on an exchange or traded on a secondary market or the substantive equivalent. No effort will be made to monitor the notes, and they may very well be so treated if considered equity. A publicly traded partnership is taxed in the same manner as a corporation unless at least 90% of its gross income consists of specified types of “qualifying income.” The issuing entity is not expected to qualify for the “qualifying income” exception.

If the issuing entity was treated as a publicly traded partnership taxable as a corporation, the issuing entity would be subject to U.S. federal income taxes (and state and local taxes) at a corporate tax rates on its net income. Distributions on the notes might not be deductible in computing the issuing entity’s taxable income, and distributions to the noteholders would probably be treated as dividends to the extent paid out of after-tax earnings. Such an entity-level tax could result in reduced distributions to noteholders, or the noteholders could be liable for a share of such tax. In addition, payments on recharacterized notes to foreign holders would be subject to withholding tax regardless of whether the issuing entity is taxed as a corporation or a partnership.

Alternatively, if the issuing entity were treated as a partnership other than a publicly traded partnership taxable as a corporation, the issuing entity itself would not be subject to federal income tax, but noteholders of notes that were determined to be equity interests may experience adverse federal income tax consequences. For example, tax-exempt holders, including pension plans, could recognize “unrelated business taxable income,” foreign holders would be subject to federal income tax and tax filing and withholding requirements, individuals may be required to recognize additional income and corresponding non-deductible expenses, and all noteholders treated as equity holders may have adverse timing and character consequences. Additionally, the audit rules for partnerships require taxes arising from audit adjustments to be paid by the entity rather than by its partners or members unless an entity elects otherwise. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Holders of notes treated as equity could be obligated to pay any such taxes and other costs, and may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year.

Because the issuing entity will treat the notes as indebtedness for federal income tax purposes, it will not comply with the tax reporting requirements applicable to the possible alternative characterizations of the notes discussed above.

Except where indicated to the contrary, the following discussion assumes that the notes are debt for federal income tax purposes.

Tax Regulations for Related-Party Note Acquisitions

The United States Department of the Treasury and the IRS have issued Treasury Regulations under Section 385 of the Code that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for U.S. federal income tax purposes during periods in which the note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under the Treasury Regulations, any notes treated as stock under these rules could result in adverse consequences to such related party holder, including that U.S. federal withholding taxes could apply to distributions on the notes. If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all notes. In addition, when a recharacterized note is acquired by a beneficial owner that is not an applicable related party, that note is generally treated as reissued for U.S. federal income tax purposes and thus may have tax characteristics differing from notes of the same class that were not previously held by a related party. The issuing entity does not intend to separately track any such notes. The issuing entity does not believe that these regulations will apply to any of the notes. However, the regulations are complex and have not yet been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the regulations pending its further consideration. Prospective investors are encouraged to consult their tax advisors regarding the possible effects of these rules.

Stated Interest

Stated interest on the notes will be taxable as ordinary income for federal income tax purposes when received or accrued in accordance with a note owner’s method of tax accounting. It is anticipated that the notes offered hereunder (other than any notes, if any, retained by the issuing entity or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes, which may be subsequently considered issued with OID if sold by such person) will not be issued with more than a de minimis amount of original issue discount (“OID”), as described below. If the notes offered hereunder are in fact issued at a greater than de minimis discount or are treated as having been issued with OID under the Treasury Regulations, the following general rules will apply.

Original Issue Discount

A note will be treated as issued with OID if the excess of its “stated redemption price at maturity” over its issue price equals or exceeds a de minimis amount equal to 1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years based on the anticipated weighted average life of the note to its maturity. It is expected that the notes will be issued with de minimis OID. Generally, the issue price of a note should be the first price at which a substantial amount of the notes included in the issue of which such note is a part is sold to other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The stated redemption price at maturity of a note is expected to equal the principal amount of the related note. Any amount not treated as OID because it is de minimis OID must be included in income (generally as gain from the sale of that note) as principal payments are received on the related note in the proportion that each such payment bears to the original principal amount of that senior note.

If the notes were treated as issued with OID, a note owner would be required to include OID in income before the receipt of cash attributable to that income using the constant-yield method. Under the constant-yield method, the amount of OID includible in income is the sum of the daily portions of OID with respect to the related note for each day during the taxable year or portion of the taxable year in which the note owner holds that note. The amount of OID includible in income by a note owner would be computed by allocating to each day during a taxable year a pro rata portion of the OID that accrued during the relevant accrual period.

Such OID would generally equal the product of the yield to maturity of the related note (adjusted for the length of the accrual period) and its adjusted issue price at the beginning of the accrual period, reduced by any payments of “qualified stated interest.” Accrual periods with respect to a note may be any set of periods (which may be of varying lengths) selected by the note owner as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on such note occurs on either the final or first day of an accrual period.

The adjusted issue price of a note will be the sum of its issue price plus prior accruals of OID, reduced by the total payments made with respect to that note in all prior periods, other than “qualified stated interest payments.” Qualified stated interest payments are interest payments on the notes that are unconditionally payable at least annually at a single fixed rate applied to the outstanding principal amount of the obligation.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the noteholders regarding OID, if any, will be based on the assumption that the leases will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the leases. See “Weighted Average Life of the Notes” in this prospectus. Accordingly, noteholders are advised to consult their own tax advisors regarding the impact of any prepayments under the leases (and the OID rules) if the notes offered hereunder are issued with OID.

Market Discount

The notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Code. In general, these rules provide that if the note owner purchases a note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the notes were issued with OID, its original issue price (as adjusted for accrued original issue discount, that exceeds a de minimis amount specified in the Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) that gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the related note multiplied by a fraction, the numerator of which is the number of days the note owner held that note and the denominator of which is the number of days from the date the note owner acquired that note until its maturity date. The note owner may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A note owner may elect to include market discount in gross income as it accrues and, if that note owner makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which that election applies. The adjusted basis of a note subject to that election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Total Accrual Election

A note owner may elect to include in gross income all interest that accrues on a note using the constant-yield method described above under the heading “ —Original Issue Discount,” with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “ —Amortizable Bond Premium”) or acquisition premium.

In applying the constant-yield method to a note with respect to which this election has been made, the issue price of the note will equal the electing note owner’s adjusted basis in the note immediately after its acquisition, the issue date of the note will be the date of its acquisition by the electing note owner, and no payments on the note will be treated as payments of qualified stated interest. This election will generally apply only to the note with respect to which it is made and may not be revoked without the consent of the IRS. Note owners should consult with their own advisers as to the effect in their circumstances of making this election.

Amortizable Bond Premium

In general, if a note owner purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), that note owner will be considered to have purchased such note with “amortizable bond premium” equal to the amount of that excess. That note owner may elect to amortize the bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the note. That note owner’s tax basis in the note will be reduced by the amount of the amortized bond premium. Any elections to amortize the bond premium as an offset to interest income will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the note owner at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a note owner who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of such note.

Short-Term Debt

An owner of a note, which has a fixed maturity date not more than one year from the issue date, will generally not be required to include OID income on the note as it accrues. That general rule may not apply, however, if the owner holds the instrument as part of a hedging transaction, as a stripped bond or stripped coupon or if the holder is:

•	an accrual method taxpayer;

•	a bank;

•	a broker or dealer that holds the note as inventory;

•	a regulated investment company or common trust fund; or

•	the beneficial owner of specified pass-through entities specified in the Code.

An owner of a note who is not required to include OID income on the note as it accrues will instead include the OID accrued on the note in gross income as principal is paid thereon, at maturity and upon a sale or exchange of the note. Such owner would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of any interest income and OID accrued on that note. However, the owner may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the owner in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a note on a straight-line basis, unless the owner irrevocably elects, under Treasury Regulations, to apply a constant interest method, using the owner’s yield to maturity and daily compounding.

Disposition of the Notes

A note owner’s adjusted tax basis in a note will be its cost, increased by the amount of any OID, market discount, acquisition discount and gain previously included in income with respect to the note, and reduced by the amount of any payments on such note that is not qualified stated interest and the amount of bond premium previously amortized with respect to such note. A note owner will generally recognize gain or loss on the sale or retirement of a note equal to the difference between the amount realized on the sale or retirement and the tax basis of the note. Such gain or loss will be capital gain or loss (except to the extent attributable to accrued but unpaid interest or as described above under “ —Market Discount”) and will be long-term capital gain or loss if their note was held for more than one year.

Potential Acceleration of Income

Accrual method note owners that prepare an “applicable financial statement” (as defined in Section 451 of the Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income in gross income no later than the time such amounts are reflected on such a financial statement. This could result in an acceleration of income recognition for income items differing from the above description. The Treasury Department released proposed Treasury Regulations that would exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). The proposed Treasury Regulations are proposed to become effective for taxable years beginning on or after the date the final Treasury Regulations are published but in the interim, taxpayers may rely on the proposed Treasury Regulations in certain cases.  Holders of notes should consult their tax advisors with regard to these rules.

Net Investment Income

A tax of 3.8% is imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. United States persons should consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

Information Reporting and Backup Withholding

The indenture trustee will be required to report annually to the IRS, and to each note owner, the amount of interest paid on the notes (and the amount withheld for federal income taxes, if any) for each calendar year, except as to exempt recipients (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status). Each note owner (other than note owners who are not subject to the reporting requirements) will be required to provide, under penalty of perjury, a certificate containing the note owner’s name, address, correct federal taxpayer identification number (which includes a social security number) and a statement that the note owner is not subject to backup withholding. This statement may be made in a Form W-9 or substantially similar substitute form. Should a non-exempt note owner fail to provide the required certification or should the IRS notify the indenture trustee or the issuing entity that the note owner has provided an incorrect federal taxpayer identification number or is otherwise subject to backup withholding, the indenture trustee will be required to withhold (or cause to be withheld) on the interest otherwise payable to the note owner, and remit the withheld amounts to the IRS as a credit against the note owner’s federal income tax liability.

Tax Consequences to Foreign Investors

The following information describes the U.S. federal income tax treatment of investors that are “foreign persons” other than investors treated as partnerships for U.S. federal income tax purposes. The term “foreign person” means any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or a partnership for federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia (unless, in the case of an entity treated as a partnership, Treasury Regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source of income or (iv) a trust treated as a “United States person” under Section 7701(a)(30) of the Code.

Interest paid or accrued to a foreign person that is not effectively connected with the conduct of a trade or business within the United States by the foreign person, generally will be considered “portfolio interest” and subject to FATCA (discussed below), generally will not be subject to U.S. federal income tax and withholding tax, as long as the foreign person (i) is not actually or constructively a “10 percent shareholder” of the issuing entity or VW Credit, or a “controlled foreign corporation” with respect to which the issuing entity or VW Credit is a “related person” within the meaning of the Code, and (ii) provides an appropriate statement, signed under penalty of perjury, certifying that the note owner is a foreign person and providing that foreign person’s name and address. The statement may be made on a Form W-8BEN or Form W-8BEN-E, as applicable (or successor form), and the foreign person must inform the withholding agent of any change in the information on the statement within 30 days of the change. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the withholding agent. However, in that case, the signed statement must be accompanied by Form W-8BEN or Form W-8BEN-E, as applicable (or successor form), provided by the foreign person to the organization or institution holding the note on behalf of the foreign person. Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof. If that interest were not portfolio interest, then it would be subject to U.S. federal income and withholding tax at a rate of 30 percent unless reduced or eliminated pursuant to an applicable income tax treaty.

Any capital gain realized on the sale or other taxable disposition of a U.S. note by a foreign person will be exempt from U.S. federal income and withholding tax provided that (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person and (ii) in the case of an individual foreign person, the foreign person is not present in the United States for 183 days or more in the taxable year and certain other requirements are met.

If the interest, gain or income on a note held by a foreign person is effectively connected with the conduct of a trade or business in the United States by the foreign person, the note owner (although exempt from the withholding tax previously discussed if a duly executed Form W-8ECI is furnished) generally will be subject to U.S. federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the foreign person is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

FATCA

Sections 1471 through 1474 of the Code and the regulations thereunder (commonly referred to as “FATCA”) significantly change the reporting requirements imposed on certain non-U.S. persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax could be imposed on payments made to any such non-U.S. person unless such non-U.S. person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders and/or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such non-U.S. person in its capacity as a holder of a note or in a capacity of holding a note for the account of another as in intermediary. These rules generally apply to certain payments of interest, and under rules previously scheduled to take effect beginning January 1, 2019, payments of gross proceeds from the sale of equity or debt instruments of U.S. issuers. Treasury Regulations were recently published in proposed form that eliminate withholding on payments of gross proceeds from such dispositions. Pursuant to these proposed Treasury Regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final Treasury Regulations are issued. Certain countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the information reporting described above, which agreements will not eliminate the risk of withholding described above, but are expected to reduce the risk of the withholding for persons in (or indirectly holding notes through financial institutions in) those countries. If withholding were to apply, neither the issuing entity nor any paying agent nor any other person would be required to pay additional amounts as a result of such withholding. Potential investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on an investment in the notes.

The federal tax discussions set forth above are included for general information only and may not be applicable depending upon a note owner’s particular tax situation. The discussion above also does not address the applicability of state or local tax laws to the purchase, ownership or disposition of the affected notes. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

STATE AND LOCAL TAX CONSEQUENCES

The discussion above does not address the tax consequences of purchase, ownership or disposition of the notes under any state or local tax law. We encourage investors to consult their own tax advisors regarding state and local tax consequences.

The above discussion does not address the tax treatment of the notes or the issuing entity under any state or local tax laws. The activities to be undertaken by the servicer in servicing the leases and leased vehicles and collecting lease payments will take place throughout the United States and, therefore, many different tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to payments on leases and leased vehicles collected from customers located in such jurisdiction. It is also possible that a state may require that a noteholder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to payments on leases and leased vehicles collected from customers located in such state (and may require withholding on related income). Certain states have also recently enacted partnership audit rules that correspond with the audit rules that now apply to partnerships for U.S. federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax considerations for them of purchasing, holding and disposing of notes or membership interests.

TAX SHELTER DISCLOSURE AND INVESTOR LIST REQUIREMENTS

Treasury Regulations directed at “potentially abusive” tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. These regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information relating to such transactions. Organizers and sellers of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to an investment in the notes. Prospective investors may be required to report their investment in the notes even if their notes are treated as debt for U.S. federal income tax purposes. Significant penalties can be imposed for failure to comply with these disclosure and investor list requirements. Prospective investors should consult their tax advisors concerning any possible disclosure obligation with respect to their investment in the notes, and should be aware that the depositor and other participants in the transaction intend to comply with such disclosure and investor list requirement as each participant in its own discretion determines apply to them with respect to this transaction.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLANS

General

Subject to the following discussion the notes may be acquired by pension, profit-sharing or other employee benefit plans, subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as well as individual retirement accounts, Keogh plans and other plans covered by Section 4975 of the Code, and entities deemed to hold “plan assets” of any of the foregoing (each a “benefit plan”), as well as by governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and other plans or retirement arrangements. Section 406 of ERISA and Section 4975 of the Code prohibit a benefit plan from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such benefit plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the benefit plan. In addition, Title I of ERISA also requires fiduciaries of a benefit plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Governmental plans (as defined in Section 3(32) of ERISA) are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, such plans may be subject to similar restrictions under applicable state, local or other law (“Similar Law”).

Prohibited Transactions

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a benefit plan that purchased notes if assets of the issuing entity were deemed to be assets of the benefit plan. Under a regulation issued by the United States Department of Labor, as modified by Section 3(42) of ERISA (the “Plan Asset Regulation”), the assets of the issuing entity would be treated as plan assets of a benefit plan for the purposes of ERISA and the Code only if the benefit plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Plan Asset Regulation were applicable. An equity interest is defined under the Plan Asset Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features as of any date of determination. Although there is little guidance on the subject, assuming the notes constitute debt for local law purposes, the depositor believes that, at the time of their issuance, the notes should not be treated as an equity interest in the issuing entity for purposes of the Plan Asset Regulation. This determination is based in part upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, as well as the absence of conversion rights, warrants or other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of the notes or a characterization of the notes as other than indebtedness under applicable local law, the subsequent acquisition of the notes or interest therein by a benefit plan or a plan or retirement arrangement that is subject to Similar Law is prohibited.

However, without regard to whether the notes are treated as an equity interest for purposes of the Plan Asset Regulation, the acquisition, holding and disposition of notes by, or on behalf of, a benefit plan could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the administrator, the servicer, the SUBI trustee, the owner trustee, the indenture trustee, the underwriters or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such benefit plan. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition, holding and disposition of notes by, or on behalf of, a benefit plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the benefit plan. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 90-1, regarding investments by insurance company pooled separate accounts, PTCE 95-60, as amended, regarding investments by insurance company general accounts, PTCE 91-38, as amended, regarding investments by bank collective investment funds, PTCE 96-23, regarding transactions effected by “in-house asset managers” and PTCE 84-14, as amended, regarding transactions effected by “qualified professional asset managers.” In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a benefit plan and a person or entity that is a party in interest to such benefit plan solely by reason of providing services to the benefit plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the benefit plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes and prospective purchasers that are benefit plans should consult with their advisors regarding the applicability of any such exemption.

As described in this prospectus, the issuing entity, the depositor, the sponsor, the servicer, the administrator, the underwriters and their respective affiliates (collectively, the “Transaction Parties”) may receive fees or other compensation as a result of a benefit plan’s acquisition of the notes. Accordingly, none of the Transaction Parties are undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any of the notes by any benefit plan.

Each purchaser or transferee of a note (or any interest therein) (and its fiduciary, if applicable) is deemed to represent and warrant that either (a) it is not acquiring the note (or any interest therein) with the assets of a benefit plan or any plan or retirement arrangement subject to Similar Law; or (b)(i) the notes are rated at least “BBB-” or its equivalent by a nationally recognized statistical rating organization at the time of purchase or transfer and (ii) its acquisition, holding and disposition of such note (or any interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any Similar Law.

Each fiduciary or other person with investment responsibilities over the assets of a benefit plan or plan considering an investment in the notes must carefully consider the above factors before making an investment. Fiduciaries of plans considering the purchase of notes should consult their legal advisors regarding whether the assets of the issuing entity would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the [Class A notes and the Class B] notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the notes set forth opposite its name below:

Underwriter	Class A-1 Notes[(1)]	Class A-2 Notes[(1)]	Class A-3 Notes[(1)]	Class A-4 Notes[(1)]	[Class B Notes [(1)]]	Total

Total	$	$	$	$	$	$

[(1)	All or a portion of one or more classes of notes may be initially retained by the depositor or an affiliate thereof.]
[([ ])	The interest rate for each class of notes will be a fixed rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]
[([ ])	The allocation of the initial principal amount between the Class A-4-A notes and Class A-4-B notes will be determined at the time of pricing.]

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non- defaulting underwriters may be increased or the underwriting agreement may be terminated.

The depositor has been advised by the underwriters that the underwriters propose to offer the notes to the public initially at the offering prices set forth on the cover page of this prospectus, and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class of Notes	Selling Concession	Reallowance Discount
Class A-1 Notes	%	%
Class A-2 Notes	%	%
Class A-3 Notes	%	%
Class A-4 Notes	%	%
[Class B Notes	%	%	]

If all of the classes of notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

There currently is no secondary market for any class of notes and there is no assurance that one will develop. The underwriters expect, but will not be obligated, to make a market in each class of notes. There is no assurance that a market for the notes will develop, or if one does develop, that it will continue or that it will provide sufficient liquidity.

VW Credit has agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or contribute to payments which the underwriters may be required to make in respect thereby. In the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the [Class A notes and the Class B] notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the [Class A notes and the Class B] notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the Class A notes and Class B notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such [Class A notes and Class B] notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the [Class A notes and Class B] notes in accordance with Regulation M under the Exchange Act. Over-allotment transactions, involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions, permit bids to purchase the [Class A notes and Class B] notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions, involve purchases of the [Class A notes and Class B] notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the [Class A notes and Class B] notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the [Class A notes and Class B] notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that they will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

[It is expected that delivery of the notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially will settle more than three business days after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of notes who wish to trade notes on the date hereof consult their own advisors.]

[Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, VW Credit, the depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of this prospectus.]

In the ordinary course of its business one or more of the underwriters and affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates. [One of the underwriters, or its affiliates, may be the swap counterparty under the interest rate swap agreement.] [[____], the [owner trustee][indenture trustee], and [______], one of the underwriters, are affiliates.]

The [indenture trustee, at the direction of the administrator], on behalf of the issuing entity, may from time to time invest the funds in accounts and permitted investments acquired from the underwriters or their affiliates.

The [Class A notes and the Class B] notes are new issues of securities with no established trading market. The underwriters tell us that they intend to make a market in the [Class A notes and Class B] notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the [Class A notes and Class B] notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we give no assurance regarding the liquidity of, or trading markets for, the [Class A notes and Class B] notes.

The depositor will receive aggregate proceeds of approximately $[___] from the sale of the [Class A notes and Class B] notes (representing approximately [__]% of the initial note balance of the [Class A notes and Class B] notes) after paying the aggregate underwriting discount of $[___] on the [Class A notes and Class B] notes. Additional offering expenses are estimated to be $[___].

Certain of the offered notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

Offering Restrictions

Each underwriter has severally but not jointly represented to and agreed with the issuing entity that:

•

it will not offer or sell any notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any securities, bank regulatory or other applicable law that applies to such underwriter; and

•

it will not offer or sell any notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

[Each underwriter has further severally but not jointly represented to and agreed with the issuing entity that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the UK, as amended (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the UK.]

[Each underwriter has further severally but not jointly represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the EEA or the UK. For the purposes of this provision:

•

the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II, (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in the Prospectus Regulation; and

•

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.]

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), each underwriter has represented and agreed with the depositor that it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than to any legal entity which is a “qualified investor” as defined in the Prospectus Directive; provided that no such offer of notes shall require the issuing entity, the depositor or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/ EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by the issuing entity or the depositor, in press releases and in oral and written statements made by or with the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences, and costs of integrating new businesses and technologies, many of which are beyond the control of VW Credit, the issuing entity or the depositor. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. The issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed below. Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of VW Credit, the issuing entity or the depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. The issuing entity and the depositor undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

[Other than as described under “The Sponsor—Recent Developments—Legal and Regulatory” in this prospectus, there are no legal or governmental proceedings pending, or to the knowledge of the sponsor, contemplated, against the sponsor, depositor, issuing entity, servicer or origination trust, or of which any property of the foregoing is the subject, that are material to noteholders.

There are no legal or governmental proceedings pending against the owner trustee, the origination trustees or the indenture trustee (other than those already described in this prospectus), or to the knowledge of the management of such party, threatened, against such party, or of which any property of the foregoing is the subject, that, if determined adversely to such party, would be expected to be material to investors.]

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon for the servicer and the depositor by [_____], Attorney for VW Credit. Certain other legal matters with respect to the notes, including U.S. federal income tax matters, will be passed upon for the servicer and the depositor by Mayer Brown LLP. Mayer Brown LLP has from time to time represented VW Credit and its affiliates in other transactions. [Certain legal matters for the underwriters will be passed upon by [_____]. [[_____] represents VW Credit’s affiliates in other matters.]

INDEX OF PRINCIPAL TERMS

Set forth below is a list of certain of the more important capitalized terms used in this prospectus and the pages on which the definitions of those terms may be found.

61-Day Delinquent Leases	102
AAA	105
ABS	83
administration agreement	101
administrative lien	52
administrative trustee	1
administrator	1, 46
advance	113
Affected Investors	19
ALG	71
ALG Residual	80
amortizable bond premium	148
amortization period	8
asset representations review agreement	101
asset representations reviewer	2
Asset Review	104
asset-level data	77
Available Funds	112
Bankruptcy Code	136
base residual value	5
Base Residual Value	71
Base Servicing Agreement	51
Benchmark	92
Benchmark Determination Date	92
Benchmark Replacement	93
Benchmark Replacement Adjustment	93
Benchmark Replacement Conforming Changes	92
Benchmark Replacement Date	93
Benchmark Transition Event	93
benefit plan	151
Brexit	32
business day	95
Cap Rate	99
Cap Receipt	99
capital assets	144
CARES Act	31
certificate	2
CFPB	30
Charged-off Lease	108
Clearstream	89
closing date	2
Code	49
collection account	109
collection period	106
Collections	107, 112

Compounded SOFR	94
Corresponding Tenor	94
CRR	18
customary servicing practices	106
cutoff date	6, 48
defaulted lease	72
Delaware trustee	2
Delinquency Percentage	102
Delinquency Trigger	102
depositor	1, 45, 52
determination date	112
Dodd-Frank Act	29, 137
DTC	vi, 88
early termination	66
early termination amount	66
EEA	14
Eligibility Representations	69
eligible account	111
eligible institution	111
ERISA	151
EU	14
EU Due Diligence Requirements	18
EU Securitization Regulation	14
Euroclear	89
Exchange Act	90
FATCA	150
FCA	38
FDIC	137
final scheduled payment date	96
first priority principal distribution amount	8
First Priority Principal Distribution Amount	117
floating rate notes	2
foreign person	149
FSMA	155
funding date	7
Hired Agencies	13
Included Units	45
indenture	101
indenture default	4, 122
indenture trustee	1, 49, 88
initial note balance	45
insolvency laws	133
Instituting Noteholders	103
interest rate cap agreement	99
interest rate swap agreement	97

A-1

Investment Company Act	12, 143
investors	90
IRS	144
issuing entity	1, 45
issuing entity property	5, 48
leased vehicle sale price	66
lemon laws	32, 142
LIBOR	94
LIBOR Determination Date	94
London Business Day	95
market discount rules	147
maturity date purchase option amount	65
MiFID II	vii
monthly remittance condition	109
MRM ALG Residual	80
MSRP	71
MSRP ALG Residual	71
note balance	96
Note Factor	88
Noteholder Direction	103
noteholders	95
OID	146
OLA	137
optional purchase	119
Order	vii
origination trust	1, 45
origination trust agreement	50
origination trustee	2
origination trustees	2
Other SUBI	45, 51
Other SUBI Certificates	51
owner	140
owner trustee	1, 49
payment date	2
Payment Date Advance Reimbursement	117
Payment Waterfall	117
Permitted investments	111
Plan Asset Regulation	152
portfolio interest	150
Postmaturity Term Extension	68
pre-funded amount	7
pre-funding account	7
Prepayment Amount	A-4
Prepayment Assumption	83
PRIIPS Regulation	vii
Principal Distribution Amount	95
Prospectus Directive	156
Prospectus Regulation	vii
PTCE	152
Pull-Ahead Amount	113
Qualified Investor	vii

qualified stated interest	147
qualified stated interest payments	147
Rating Agency Condition	130
record date	2, 95
Recoveries	113
redemption price	119
Reference Time	95
regular principal distribution amount	9
Regular Principal Distribution Amount	117
Regulation RR	13
related collection period	112
Relevant Governmental Body	95
Relevant Member State	155
Relevant State	vii
repurchase payment	68
requesting party	104
Retained Notes	155
Review Conditions	102
Review Expenses	104
Review Satisfaction Date	102
revolving period	8
risk retention reserve account	11, 110
Rule 193 Information	77
Sales Proceeds	113
SEC	v
second priority principal distribution amount	9
Second Priority Principal Distribution Amount	117
Securities Act	154
Securitization Rate	71
securitization value	5
Securitization Value	71
senior swap termination payment	11
servicer	1, 53
Servicer Certificate	113
servicer replacement events	120
servicing agreement	64
servicing fee	1, 120
Similar Law	152
SOFR	95
stated redemption price at maturity	146
stated residual value	72
SUBI sale agreement	101
SUBI transfer agreement	101
SUBI trustee	1
Subject Leases	103
subordinated swap termination payment	11
subsequent assets	7
Supplemental Servicing Fees	113
swap counterparty	2

A-2

Targeted Note Balance	117
Targeted Overcollateralization Amount	117
targeted reserve account balance	10
Targeted Reserve Account Balance	109
Term SOFR	95
Terminated Unit	71
transaction documents	101
Transaction Parties	152
Transaction SUBI	6, 45
Transaction SUBI Certificate	6, 45
Transaction SUBI servicing supplement	64
Transaction SUBI supplement	64
Transaction SUBI trust agreement	64
transfer agreements	101
Transition Period	18
Transportation Act	28

trust agreement	101
Trust Indenture Act	103
trustees	2
UCITS	19
UK	14
Unadjusted Benchmark Replacement	95
Unit	45
Updated ALG Residual	71
UTI	45
UTI Certificates	51
UTI trustee	1
verification documents	90
Volkswagen AG	53
Volkswagen Group of America	53
Volkswagen Group of America	24
VW Credit	vi, 1, 45

A-3

APPENDIX A

STATIC POOL INFORMATION REGARDING CERTAIN

PREVIOUS SECURITIZATIONS

The assets in each of VW Credit, Inc.’s securitized portfolios consisted of the beneficial interest in a portfolio of automobile leases and the related leased vehicles generated in the ordinary course of business by VW Credit Leasing, Ltd. in accordance with the underwriting procedures in effect at such time, and assigned by VW Credit, Inc. to Volkswagen Auto Lease/Loan Underwritten Funding, LLC on the applicable closing date as described under “Overview of the Transaction.” As of the relevant cutoff date, the automobile lease contracts and leased vehicles in the securitized portfolios consisted of the characteristics provided below.

Original Pool Characteristics as of Cutoff Date

Lease Securitization Closing Date Cutoff Date	VALT-[__] [_______, ____] [_______, ____]	VALT-[__] [_______, ____] [_______, ____]	VALT-[__] [_______, ____] [_______, ____]
Number of Leases
Original Book Value(1)
Original Securitization Value
Average
Minimum
Maximum
Percentage New Vehicles
Percentage Audi Vehicles
Percentage Volkswagen Vehicles
Transaction Base Residual
Average
Minimum
Maximum
Original Term (Months)
Weighted Average(2)
Minimum
Maximum
Remaining Term (Months)
Weighted Average(2)
Minimum
Maximum
Seasoning (Months)(3)
Weighted Average(2)
Minimum
Maximum
FICO Score(4)(5)
Weighted Average(2)
Minimum
Maximum
Discounted Transaction Base Residual(6) as a % of Securitization Value
Transaction Base Residual(6) as a % of MSRP

(1)	Original Book Value is determined based on capitalized amounts of the leases less the accumulated depreciation of the related leased vehicles.
(2)	Weighted average by Securitization Value.
(3)	Seasoning refers to the number of months elapsed since origination of the leases.
(4)	FICO® is a federally registered service mark of Fair Isaac Corporation.
(5)	FICO® scores are calculated excluding accounts for which no FICO® score is available at the origination of the related lease.
(6)	The “Transaction Base Residual” with respect to each transaction means, for each leased vehicle, the “Base Residual Value” as defined in the indenture for that transaction.

Distribution Of Leases As Of Cutoff Date

Lease Securitization Closing Date Cutoff Date	VALT-[__] [_______, ____] [_______, ____]		VALT-[__] [_______, ____] [_______, ____]		VALT-[__] [_______, ____] [_______, ____]
By Original Term(1) (2)
12 months		%		%		%
18 months		%		%		%
24 months		%		%		%
27 months		%		%		%
30 months		%		%		%
36 months		%		%		%
39 months		%		%		%
42 months		%		%		%
48 months		%		%		%
60 months		%		%		%
Total:

By Remaining Term (1)(2)
1 - 6 months		%		%		%
7 - 12 months		%		%		%
13 - 18 months		%		%		%
19 - 24 months		%		%		%
25 - 30 months		%		%		%
31 - 36 months		%		%		%
37 - 42 months		%		%		%
43 - 48 months		%		%		%
Total:

By Model, Top Five(1)(2)
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%

By State, States Representing More than 5% of Securitization Value(1)(2)
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%
		%		%		%

(1)	As a percent of total Original Securitization Value.
(2)	Balances may not sum due to rounding.

Prepayment Speed Information

Set forth below is prepayment speed information relating to VW Credit’s securitized portfolios of lease contracts. Prepayment speed information is presented in the chart below for each series for as long as such series remains outstanding. For more information regarding prepayment speeds, you should refer to “Weighted Average Life of the Notes” in this prospectus.

VALT-[__] to VALT -[__](1)

Period	VALT-[__]	VALT-[__]	VALT-[__]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20

(1)

Actual prepayments on a lease are any Monthly Lease Payments related to a lease in excess of the Monthly Lease Payment for that lease for the applicable period. These include voluntary prepayments, voluntary early terminations, payments from third parties, repurchases, repossession proceeds, funds not recovered due to charge-offs and servicer advances.

The “Prepayment Amount” is defined as the change in the actual month-end Securitization Value of the pool that relates to early terminations of the related leases.

This Prepayment Amount is converted into a monthly Single Month Mortality Rate “SMM” expressed as a percentage which is the Prepayment Amount divided by the previous month’s actual month-end Securitization Value less the scheduled payments made during the month.

The “Prepayment Speeds” shown in the chart are derived by converting the SMM into the ABS Speed by dividing (a) the SMM by (b) the sum of (i) one and (ii) the SMM multiplied by the age of the pool, in months, minus one. The age of the pool is assumed to be the weighted average age of the pool at cutoff date plus the number of months since the cutoff date.

(2)	Optional clean-up call exercised in month [ ] for VALT [ ].

(3)	First servicer report for VALT [ ] represents two months of collections.

Delinquency Experience

Set forth below is delinquency information relating to VW Credit’s securitized portfolios of lease contracts presented on a monthly basis.

VALT [__-__](1)

Securitization Value Outstanding	31 - 60 Days Delinquent	% of Ending Securitization Value	90+ Days Delinquent	% of Ending Securitization Value

(1)

VW Credit considers an account delinquent when an obligor fails to make at least 75% of the scheduled monthly payment by the due date. The period of delinquency is based on the number of days payments are contractually past due.

(1)

VW Credit considers an account delinquent when an obligor fails to make at least 75% of the scheduled monthly payment by the due date. The period of delinquency is based on the number of days payments are contractually past due.

Credit Loss Experience

Set forth below is credit loss information relating to VW Credit’s securitized portfolios of lease contracts presented on a monthly basis.

VALT [__-__]

Original Aggregate Securitization Value $[___]

Aggregate Securitization Value on Charged-off(1) Units	Recoveries(2)	Net Charge-off	Cumulative Net Charge- off as % of Original Securitization Value

(1)

Charge-offs generally represent the total aggregate net securitization value of the lease contracts determined to be uncollectible in the period less proceeds from disposition of the related leased vehicles, other than recoveries described in Note (2).

(2)	Recoveries generally include the net amounts received with respect to a lease contract previously charged off.

(1)

Investors are encouraged to carefully review the information set forth under “Credit Loss Performance” beginning on page [    ] of this prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the leases for each of the series represented in the above graph beginning on page [    ] of this prospectus under “— Original Pool Characteristics as of Cut-Off Date.” Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Included Units.

Residual Value Experience

Set forth below is residual loss information relating to VW Credit’s securitized portfolios of lease contracts presented on a monthly basis.

VALT-[__-__]

Original Aggregate Securitization Value $[___]

Number of Scheduled(1) Terminated Units	Number of Scheduled(1) Terminated Units Returned	Turn-in Ratio	Aggregate Securitization Value for Scheduled(1) Terminated Units	Proceeds, including Excess Wear, Tear & Mileage collected	Net Residual Losses	Cumulative Net Residual Losses	Cumulative Net Residual Losses as % Original Securitization Value

(1)	Excludes repossessions and vehicles terminating prior to scheduled maturity.

(1)	Excludes repossessions and vehicles terminating prior to scheduled maturity.

APPENDIX B

ASSUMED CASHFLOWS

Modeling Assumption: The cash flows in the immediately following table were generated assuming that (1) each lease payment is made on the last day of each calendar month beginning in [_____]; and (2) the Base Residual Value for each leased vehicle is received in the collection period in which the related lease matures.

Monthly Period	Beginning Aggregate Securitization Value ($)	Monthly Payments ($)	Base Residual Value ($)

B-1

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the servicer or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the notes offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein is correct as of any time since the date of this prospectus.

Volkswagen Auto Lease Trust 20[__]-[__]

Issuing Entity

Class A-1 Notes	$
Class A-2 Notes	$
Class A-3 Notes	$
Class A-4 Notes	$
[Class B Notes]	$

Volkswagen Auto Lease/Loan Underwritten Funding, LLC

Depositor

VW Credit, Inc.

Sponsor and Servicer

PROSPECTUS

[UNDERWRITERS]

Until [_____], 20[__], all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

An estimate of the various expenses in connection with the offering of the notes being registered hereby will be included in the applicable prospectus.

Item 13. Indemnification of Directors and Officers.

Volkswagen Auto Lease/Loan Underwritten Funding, LLC

Volkswagen Auto Lease/Loan Underwritten Funding, LLC is a Delaware limited liability company. Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement, as amended (the “LLC Agreement”), of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) provides:

(a) To the fullest extent permitted by law, neither the member nor the special member nor any officer, director, employee or agent of the Depositor nor any employee, representative, agent or affiliate of the member or the special member (collectively, the “Covered Persons”) shall be liable to the Depositor or any other person who has an interest in or claim against the Depositor for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Depositor for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the LLC Agreement by the Depositor shall be provided out of and to the extent of Depositor assets only, and the member and the special member shall not have personal liability on account thereof; and provided further, that so long as any obligation is outstanding, no indemnity payment from funds of the Depositor (as distinct from funds from other sources, such as insurance) of any indemnity under the LLC Agreement shall be payable from amounts allocable to any other person pursuant to the transaction documents.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Depositor prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Depositor of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the LLC Agreement; provided, however, that any indemnity under the LLC Agreement by the Depositor shall be provided out of and to the extent of Depositor assets only, and the member and the special member shall not have personal liability on account thereof; and provided further, that so long as any obligation is outstanding, no indemnity payment from funds of the Depositor (as distinct from funds from other sources, such as insurance) of any indemnity under the LLC Agreement shall be payable from amounts allocable to any other person pursuant to the transaction documents.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Depositor and upon such information, opinions, reports or statements presented to the Depositor by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Depositor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Depositor or to any other Covered Person, a Covered Person acting under the LLC Agreement shall not be liable to the Depositor or to any other Covered Person for its good faith reliance on the provisions of the LLC Agreement or any approval or authorization granted by the Depositor or any other Covered Person.

The officers and directors of the Depositor have entered into indemnity agreements with VW Credit, Inc., as sole member of the Depositor. Each of these indemnity agreements provide that:

(a) To the fullest extent permitted by law, neither any director, officer, employee nor agent of the Depositor (collectively, the “Covered Persons”) shall be liable to the member or any other person who has an interest in or claim against the member for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement.

(b) Notwithstanding anything to the contrary in Depositor’s LLC Agreement, to the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the member for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that (i) no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions and (ii) no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person to the extent such Covered Person has recovered for such loss, damage or claim under the LLC Agreement.

(c) A Covered Person shall be fully protected in relying in good faith upon the records of the Depositor and upon such information, opinions, reports or statements presented to the Depositor by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Depositor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

The Depositor has also entered into a Management Services Agreement with VW Credit, Inc. and VW Credit Leasing, Ltd., a Delaware statutory trust (the “Origination Trust”), pursuant to which the Depositor performs certain managerial and administrative functions on behalf of the Origination Trust. The Management Services Agreement provides that VW Credit, Inc., as servicer for the Origination Trust, will indemnify the Depositor, its members, directors, officers and employees against all losses, claims, damages, penalties, judgments, liabilities and expenses arising out of or relating to the Depositor’s performance of (or failure to perform) its obligations under the Management Services Agreement.

VW Credit Leasing, Ltd.

VW Credit Leasing, Ltd. is a Delaware statutory trust (the “Origination Trust”). Section 3803 of the Delaware Statutory Trust Act provides as follows:

3803. Liability of Beneficial Owners and Trustees.

(a) Except to the extent otherwise provided in the governing instrument of the statutory trust, the beneficial owners shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of the State.

(b) Except to the extent otherwise provided in the governing instrument of a statutory trust, a trustee, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

(c) Except to the extent otherwise provided in the governing instrument of a statutory trust, an officer, employee, manager or other person acting pursuant to Section 3806(b)(7) of this title, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

(d) No obligation of a beneficial owner or trustee of a statutory trust to the statutory trust arising under the governing instrument or a separate agreement in writing, and no note, instrument or other writing evidencing any such obligation of a beneficial owner or trustee, shall be subject to the defense of usury, and no beneficial owner or trustee shall interpose the defense of usury with respect to any such obligation in any action.

Section 3817 of the Delaware Statutory Trust Act provides as follows:

3817. Indemnification.

(a) Subject to such standards and restrictions, if any, as are set forth in the governing instrument of a statutory trust, a statutory trust shall have the power to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever.

(b) The absence of a provision for indemnity in the governing instrument of a statutory trust shall not be construed to deprive any trustee or beneficial owner or other person of any right to indemnity which is otherwise available to such person under the laws of this State.

The Trust Agreement for the Origination Trust provides that each trustee and any trust agent shall be indemnified and held harmless (but only out of and to the extent of the trust assets allocated to the portfolio for which such trustee acts as trustee) with respect to any loss, liability or expenses, including reasonable attorneys’ and other professionals’ fees and expenses (collectively “Claims”), arising out of or incurred in connection with (a) any of the trust assets (including without limitation, any Claims relating to user leases, leased vehicles, consumer fraud, consumer leasing act violations, misrepresentation, deceptive and unfair trade practices, and any other claims arising in connection with any user lease, personal injury or property damage claims arising with respect to any leased vehicle or any claim with respect to any tax arising with respect to any trust asset) or (b) such trustee’s or trust agent’s acceptance or performance of the trusts and duties contained in the Trust Agreement or any Trust Agency Agreement, provided, however, that neither a Trustee nor any trust agent shall be indemnified or held harmless out of the trust assets as to any Claim (i) for which the initial beneficiary, a servicer or any of their respective affiliates shall be liable and shall have paid pursuant to the Trust Agreement or a Servicing Agreement, (ii) incurred by reason of such trustee’s or such trust agent’s willful misfeasance, bad faith or gross negligence, or (iii) incurred by reason of such trustee bank’s breach of its respective representations and warranties pursuant to any Servicing Agreement or of the Trust Agreement.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the Depositor against specified liabilities, including liabilities under the Securities Act relating to certain information provided by the underwriters.

Other Indemnification

The Depositor maintains insurance to indemnify any person who has been, now is or shall become a duly elected director or a duly elected or appointed officer of the Depositor against any exposure, liability or loss.

Item 14. Exhibits.

EXHIBITS
Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1.1	Certificate of Formation of the Depositor
3.1.2	Certificate of Amendment to Certificate of Formation of the Depositor
3.2	Executed LLC Agreement of the Depositor
4.1	Form of Indenture between Volkswagen Auto Lease Trust 20[•]-[•], as Issuer and [•], as Indenture Trustee*
5.1	Opinion of Mayer Brown LLP with respect to legality*
5.2	Opinion of Richards, Layton & Finger, P.A. with respect to legality*
8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters*
10.1	Form of SUBI Sale Agreement between VW Credit, Inc., as Seller and Volkswagen Auto Lease/Loan Underwritten Funding, LLC (“VALU Funding”), as Buyer*
10.2	Form of SUBI Transfer Agreement between VALU Funding, as Seller and Volkswagen Auto Lease/Loan Trust 20[•]-[•], as Buyer*
10.3	Form of Administration Agreement between the Issuer, the Administrator, and [•], as Indenture Trustee*
10.4	Trust Agreement among VW Credit, Inc., U.S. Bank Trust National Association and Wilmington Trust Company (incorporated by reference to Registrant’s Form S-3, registration statement number 333-185282, filed on December 5, 2012)
10.5	Form of Transaction SUBI Supplement to Origination Trust Agreement between VW Credit, Inc. and U.S. Bank National Association (including form of SUBI Certificate)*
10.6	Amended and Restated Servicing Agreement between VW Credit Leasing, Ltd. and VW Credit, Inc. (incorporated by reference to Registrant’s Form S-3, registration statement number 333-185282, filed on December 5, 2012)
10.7	Form of Transaction SUBI Supplement to Amended and Restated Servicing Agreement between VW Credit Leasing, Ltd., VW Credit, Inc. and U.S. Bank National Association*
10.8	Form of Amended and Restated Trust Agreement*
10.9	Form of Interest Rate [Cap] [Swap] Agreement*
10.10	Form of Asset Representations Review Agreement*
23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)
24.1	Powers of Attorney (included in signature page of this Registration Statement)
24.2	Certified Copy of Resolutions Authorizing Powers of Attorney
25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**
36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities*
102.1	Form ABS-EE (Asset-Level Data File)***
103.1	Asset Related Documents***

*	To be filed by amendment.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act 1939.
***	To be filed as an exhibit to Form ABS-EE and incorporated by reference into the prospectus to the extent required by applicable law or regulation.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430A:

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

To file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Volkswagen Auto Lease/Loan Underwritten Funding, LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herndon, Commonwealth of Virginia, on November 6, 2020.

VOLKSWAGEN AUTO LEASE/LOAN UNDERWRITTEN FUNDING, LLC, a Delaware limited liability company (Registrant)

By:	/s/ Jens Schreiber
Name: Jens Schreiber
Title: Treasurer

By:	/s/ Kevin McDonald
Name: Kevin McDonald
Title: Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jens Schreiber, Anthony Bandmann, David Rands, Kevin McDonald and any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Jens Schreiber	Treasurer and Director of Volkswagen Auto Lease/Loan	November 6, 2020
Jens Schreiber	Underwritten Funding, LLC

/s/ Anthony Bandmann	President and Director (Performing the Functions of Principal Executive Officer) of Volkswagen Auto Lease/Loan Underwritten Funding, LLC	November 6, 2020
Anthony Bandmann

/s/ David Rands	Chief Financial Officer (Performing the Functions of Principal Financial Officer and Principal Accounting Officer) of Volkswagen Auto Lease/Loan Underwritten Funding, LLC	November 6, 2020
David Rands

/s/ Kevin McDonald	Secretary and Director of Volkswagen Auto Lease/Loan Underwritten Funding, LLC	November 6, 2020
Kevin McDonald

/s/ Kevin Burns	Director of Volkswagen Auto Lease/Loan Underwritten Funding, LLC	November 6, 2020
Kevin Burns

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, VW Credit Leasing, Ltd., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herndon, Commonwealth of Virginia, on November 6, 2020.

VW CREDIT LEASING, LTD., a Delaware statutory trust (Registrant)

By: VW Credit, solely as servicer of VW Credit Leasing, Ltd.

By:	/s/ Jens Schreiber
Name: Jens Schreiber
Title: Treasurer

By:	/s/ Kevin McDonald
Name: Kevin McDonald
Title: Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints either Jens Schreiber or David Rands, as applicable, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Jens Schreiber	Principal Executive Officer of VW Credit Leasing, Ltd.	November 6, 2020
Jens Schreiber

/s/ David Rands	Principal Financial Officer of VW Credit Leasing, Ltd.	November 6, 2020
David Rands